中信泰富有限公司

**BY COURIER**

Exemption No. 82-5232

CITIC PACIFIC

Date : 21st September, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07026897

SUPPL

Dear Sirs,

**Re: CITIC Pacific Limited ("the Company")**

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since August 23, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

9/25

Encl.
*AT/ww/LTR-2899*

Annexure

CITIC Pacific Limited

List of Information that the Company since August 23, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement of Daye Special Steel Co., Ltd. (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) on informing the public that those Non-freely Transferable Shares subject to a lock up period of 18 months will be freely transferable on the Shenzhen Stock Exchange with effect from August 30, 2007 *(only available in Chinese)*
   Date : August 28, 2007
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : September 4, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Announcement on Delay in Despatch of Circular relating to Continuing Connected Transaction relating to the Construction of Infrastructure at the Mining Area
   Date : September 10, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Return of Allotments
   Date : September 13, 2007
   Entity Requiring Item : Hong Kong Companies Registry

5. Document : Announcement on Connected Transactions – Acquisition of the Remaining Interests in Guangzhou Hejun, Kunming Heda and Guangzhou Zhongxie
   Date : September 14, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Announcement on Discloseable Transaction in relation to the Proposed Spin-Off and Separate Listing of Dah Chong Hong Holdings Limited on the Main Board of The Stock Exchange of Hong Kong Limited and Proposed Share Option Schemes for Dah Chong Hong Holdings Limited and Connected Transaction
   Date : September 14, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Circular in connection with Discloseable Transaction in relation to the Proposed Spin-Off and Separate Listing of Dah Chong Hong Holdings Limited on the Main Board of The Stock Exchange of Hong Kong Limited and Proposed Share Option Schemes for Dah Chong Hong Holdings Limited together with the Proxy Form
   Date : September 17, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Notice of Extraordinary General Meeting to be held on October 3, 2007
   Date : September 17, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CITIC PACIFIC

# CITIC Pacific Limited
# 中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

**此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於有限售條件的流通股上市公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。**

**证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-020**

## 大冶特殊钢股份有限公司
## 有限售条件的流通股上市公告

**本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏**

重要提示

本次有限售条件的流通股上市数量为 11,830,000 股

本次有限售条件的流通股上市流通日为 2007 年 8 月 30 日

一、股权分置改革方案概述

1、股权分置改革方案要点：

湖北新冶钢有限公司(以下简称新冶钢)承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过 167,040,000 股），在之后三十日内的任何一个交易日内，以每股 3.80 元的价格出

售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于3亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之后，向全体无限售条件的股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有1股获得0.053元。

2、审议通过股权分置改革方案的股东大会届次和日期

2006年1月12日，公司召开了股权分置改革相关股东会议，审议通过了公司股权分置改革的方案。

3、股权分置改革方案实施日：2006年1月25日

二、原非流通股股东在股权分置改革方案中做出的限售承诺及其履行情况

本公司的12家非流通股股东作出的承诺及履行情况如下：

| 股东名称 | 承诺的限售期 | 承诺履行情况 |
| --- | --- | --- |
| 湖北新冶钢有限公司 | 36个月 | 履行承诺 |
| 中信泰富（中国）投资有限公司 | 36个月 | 履行承诺 |
| 东风汽车公司 | 18个月 | 履行承诺 |
| 襄阳汽车轴承股份有限公司 | 24个月 | 履行承诺 |
| 湖北正智资产管理有限公司 | 18个月 | 履行承诺 |
| 中国一拖集团有限公司 | 18个月 | 履行承诺 |
| 中国北车集团北京南口机车车辆机械厂 | 24个月 | 履行承诺 |
| 上海宏成物业有限公司 | 24个月 | 履行承诺 |
| 北内集团总公司 | 18个月 | 履行承诺 |
| 无锡市国联投资管理咨询有限公司 | 24个月 | 履行承诺 |
| 武汉石化石油液化气公司 | 12个月 | 履行承诺，该公司持有的有限售条件流通股已于2007年2月8日上市流通 |
| 无锡市宏裕百货商店 | 15个月 | 履行承诺，该公司持有的有限售条件流通股已于2007年5月24日上市流通 |

在股权分置改革中，湖北华乐投资有限公司（以下简称华乐投资）对所持有的非流通股未作出限售承诺，按照《上市公司股权分置改革管理办法》的规定，该公司所持非流通股自改革方案实施之日起，在12个月内不上市交易或转让。

2007年7月11日，根据济南市市中区人民法院的裁定，天同证券有限责任公司承接华乐投资所持 130 万股股份在中国证券登记结算有限责任公司深圳分公司办理了过户登记手续。该股东与原股东对所持限售股份均履行了法定的规定。

三、本次限售股份可上市流通安排

1、本次限售股份可上市流通时间为2007年8月30日

2、本次限售股份可上市流通股份总数为11,830,000股，占限售股份总数的4.22％、无限售股份总数的7.00%和公司股份总数的2.63%。限售股份持有人本次限售股份可上市流通情况如下：

| 限售股份持有人名称 | 持有限售股份数 | 本次可上市流通股数 | 本次可上市流通股数占限售股份总数的比例（%） | 本次上市流通股数占无限售条件股份总数的比例（%） | 本次可上市流通股数占公司股份总数的比例（%） |
|---|---|---|---|---|---|
| 东风汽车公司 | 7,980,000 | 7,980,000 | 2.85 | 4.72 | 1.78 |
| 中国一拖集团有限公司 | 2,280,000 | 2,280,000 | 0.81 | 1.35 | 0.51 |
| 北内集团总公司 | 270,000 | 270,000 | 0.10 | 0.16 | 0.06 |
| 天同证券有限责任公司 | 1,300,000 | 1,300,000 | 0.46 | 0.77 | 0.29 |

四、股份结构变动表

| | 本次变动前 | 本次变动数 | 本次上市后 |
|---|---|---|---|
| 一、有限售条件的流通股 | 280,390,532 | -11,830,000 | 268,560,532 |
| 境内非国有法人持股 | 153,770,000 | -11,830,000 | 141,940,000 |
| 外资持股 | 126,618,480 | 0 | 126,618,480 |
| 境内自然人持股 | 2,052 | 0 | 2,052 |
| 二、无限售条件的流通股 | 169,017,948 | 11,830,000 | 180,847,948 |
| A股 | 169,017,948 | 11,830,000 | 180,847,948 |
| 三、股数总数 | 449,408,480 | 0 | 449,408,480 |

五、股权分置改革保荐机构核查报告结论性意见

公司股权分置改革聘请的保荐机构为光大证券股份有限公司，该保荐机构根据中国证监会《上市公司股权分置改革管理办法》以及深圳证券交易所《股权分置改革工作备忘录》等有关规定，对公司有限售条件的流通股上市流通申请出具了核查意见书，核查结论意见如下：公司相关股东履行了股改中做出的承诺，上市公司董事会提出的本次有限售条件的流通股上市申请符合相关规定。

六、其他事项

1、公司限售股份不存在垫付对价情形及偿还情况。

2、申请限售股份上市流通的限售股份持有人不存在对公司的非经营性资金占用及公司对该股东的违规担保。

七、备查文件

1、限售股份上市流通申请表

2、保荐机构核查报告

大冶特殊钢股份有限公司

董　　事　　会

2007年8月28日

*******

完

香港，　二零零七年八月二十八日

*於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得·克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。*

FORM I

**Monthly Return On Movement of Listed Equity Securities**
**For the month ended** August 31, 2007

RECEIVED

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Stella Chan Chui Sheung Tel No.: 2820-2111
(Name of Responsible Official)

Date : September 4, 2007

**(A) Information on Types of Listed Equity Securities :**
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

**(B) Movement in Authorised Share Capital:**

| | No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.40 | 1,200,000,000 |
| Increase/(Decrease) (EGM approval date): ( ) | — | — | — |
| Balance at close of the month | 3,000,000,000 | 0.40 | 1,200,000,000 |

**(C) Movement in Issued Share Capital:**

| | No. of ~~Ordinary~~ shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 2,209,203,160 | — | — |
| Increase/~~(Decrease)~~ during the month | 2,001,000 | — | — |
| Balance at close of the month : | 2,211,204,160 | — | — |



6r

(D) **Details of Movement :**

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____ | Please refer to the attached sheet. | | | | | |
| WARRANTS* Date of Expiry N/A | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1.______ *Subscription price:* *HK$* ____ 2.______ *Subscription price:* *HK$* ____ | | | | | | |
| CONVERTIBLES* Class N/A | Units | Converted (Units) | | | Units | |
| ______ Convertible price: HK$____ | | | | | | |
| OTHER ISSUES OF SHARES* N/A | | | | | | |
| Rights Issue | Price : | Issue and allotment Date : | | | | |
| Placing | Price : | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date : | | | | |
| Repurchase of share | | Cancellation Date : | | | | |
| Redemption of share | | Redemption Date : | | | | |
| Consideration issue | Price: | Issue and allotment Date : | | | | |
| Others (please specify) | Price: | Issue and allotment Date : | | | | |
| | Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: | | | | | 2,001,000 |

Remarks : ____________________

Authorised Signatory:

Name : Stella Chan Chui Sheung
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

65

# (D) Details of Movement :

| SHARE OPTIONS Type | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. CITIC Pacific Share Incentive Plan 2000<br>Exercise price: HK$19.90 | 5,760,000 | -- | -- | -- | 5,760,000 | Nil |
| 2. CITIC Pacific Share Incentive Plan 2000<br>Exercise price: HK$22.10 | 11,630,000 | -- | 2,001,000 | -- | 9,629,000 | 2,001,000 |

CITIC PACIFIC

**CITIC Pacific Limited**
**中信泰富有限公司**

*(Incorporated in Hong Kong with limited liability)*
**(Stock Code: 267)**

# DELAY IN DESPATCH OF CIRCULAR RELATING TO CONTINUING CONNECTED TRANSACTION

## RELATING TO THE CONSTRUCTION OF INFRASTRUCTURE AT THE MINING AREA

As additional time is required to finalise certain information to be contained in the Circular, the date of the despatch of the Circular is expected to be postponed to on or before 24 September 2007.

Reference is made to the announcement dated 20 August 2007 issued by the Company in relation to, among other things, the continuing connected transaction relating to the Supplemented General Construction Contract (the "**Announcement**").

Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the Announcement.

## DELAY IN DESPATCH OF THE CIRCULAR

In accordance with Rule 14A.49 of the Listing Rules, a circular (the "**Circular**") containing details of the Supplemented General Construction Contract, a letter from the independent board committee in relation to the Supplemented General Construction Contract, and a letter from the independent financial adviser in relation to the Supplemented General Construction Contract, should be despatched to the shareholders of the Company within 21 days after publication of the Announcement, being 20 August 2007.

However, as additional time is required to finalise certain information, in particular, the letter from the independent financial adviser in relation to the Supplemented General Construction Contract, to be contained in the Circular, the Company has applied to the Stock Exchange for a waiver from the strict compliance of the requirements of Rule 14A.49 of the Listing Rules and an extension of time to despatch the Circular to a date no later than 24 September 2007.

By Order of the Board
**CITIC Pacific Limited**
**Stella Chan Chui Sheung**
*Company Secretary*

Hong Kong, 10 September 2007

*As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.*

**CR**

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

2007 SEP 25 A 9:35

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

**145656**

## 1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

## (註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

由 From

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 17 | 08 | 2007 |

至 To

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 05 | 09 | 2007 |

## 3 本次股份分配的總款額 Totals of this Allotment

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable | HKD | 816,000 |
| 已繳及應繳的溢價總額 [第5A(a)．5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)] | HKD | 44,180,000 |

## 4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HKD | 884,497,664 |

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: 2918 4838
電郵地址 E-mail Address: -
檔號 Reference: -

請勿填寫

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

13/09/2007 15:29:09

| | |
|---|---|
| Submission No.: | 235070645/1 |
| CR NO.: | 0145656 |
| Sh. Form.: | SC1 |

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $30,000.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 352350102367 | Chq | $30,000.00 |
| Total Paid | | $30,000.00 |

表格 Form **SC1**

公司編號 Company Number

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Shares | 40,000 | HKD0.40 | HK$19.90 | Nil | HK$19.50 | 780,000 |
| Shares | 2,000,000 | HKD0.40 | HK$22.10 | Nil | HK$21.70 | 43,400,000 |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| N/A | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**

N/A

表格 Form **SC1**

公司編號 Company Number

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Shares | |
| Rockhampton Investments Limited | c/o 32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong | 2,000,000 | |
| Meng Chen | 32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong | 40,000 | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 2,040,000 | Nil |

簽署 Signed :

姓名 Name : Chan Chui Sheung, Stella

~~董事 Director~~／秘書 Secretary *

日期 Date : 13th September 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CITIC PACIFIC

# CITIC Pacific Limited

# 中信泰富有限公司

*(Incorporated in Hong Kong with limited liability)*
*(Stock Code: 267)*

## CONNECTED TRANSACTIONS

## ACQUISITION OF THE REMAINING INTERESTS IN GUANGZHOU HEJUN, KUNMING HEDA AND GUANGZHOU ZHONGXIE

The Directors announce that on 14 September 2007, (1) Zhanjiang Junkai (a wholly owned subsidiary of DCH Holdings) agreed to purchase the remaining 10% equity interest in the registered capital of Guangzhou Hejun (in which another wholly owned subsidiary of DCH Holdings currently owns 90%) from Mr. Li Li for a consideration of RMB3,300,000 (approximately HK$3,366,000); (2) Shenzhen Zhongyun (a wholly owned subsidiary of DCH Holdings) agreed to purchase the remaining 20% equity interest in the registered capital of Kunming Heda (in which another wholly owned subsidiary of DCH Holdings currently owns 80%) from Guangzhou Junyue for a consideration of RMB1,400,000 (approximately HK$1,428,000); and (3) Zhanjiang Junkai (a wholly owned subsidiary of DCH Holdings) agreed to purchase the remaining 20% equity interest in the registered capital of Guangzhou Zhongxie (in which another wholly owned subsidiary of DCH Holdings currently owns 80%) from Guangzhou Junyue for a consideration of RMB1,300,000 (approximately HK$1,326,000).

Upon completion, Guangzhou Hejun, Kunming Heda and Guangzhou Zhongxie will all become wholly owned subsidiaries of DCH Holdings. Completion of the Agreements are not conditional upon each other.

Mr. Li Li is a substantial shareholder of Guangzhou Hejun, a non-wholly owned subsidiary of DCH Holdings. Guangzhou Junyue is a substantial shareholder of Kunming Heda and Guangzhou Zhongxie, both are non-wholly owned subsidiaries of DCH Holdings. Mr. Li Li is a controlling shareholder of Guangzhou Junyue. Accordingly, both Mr. Li Li and Guangzhou Junyue are connected persons of the Company and the Agreements constitute connected transactions for the Company under Chapter 14A of the Listing Rules. Since the applicable percentage ratios calculated with reference to the Agreements on an aggregate

basis is over 0.1% but less than 2.5%, the above connected transactions are subject to the reporting and announcement requirements, but are exempt from the independent shareholders' approval requirement under the Listing Rules.

## 1. DETAILS OF THE AGREEMENTS

### (a) *GH Agreement*

***Date***

14 September 2007

Parties

(1) Zhanjiang Junkai, a wholly owned subsidiary of DCH Holdings, as purchaser

(2) Mr. Li Li, a substantial shareholder of Guangzhou Hejun, as seller

***Assets***

10% equity interest in the registered capital of Guangzhou Hejun. Guangzhou Hejun is engaged in motor vehicle dealing.

***Consideration and Completion***

The consideration for 10% equity interest in the registered capital of Guangzhou Hejun is RMB3,300,000, (approximately HK$3,366,000), 10% of which shall be paid within 10 days after execution of the GH Agreement and the remaining balance shall be paid after completion of registration procedures for share transfer with the relevant PRC government authority.

Completion is expected to take place on or before 31 December 2007.

As at 30 June 2007, the unaudited net asset value attributable to the 10% equity interest in the registered capital of Guangzhou Hejun was approximately RMB2,530,872 (approximately HK$2,581,490). The consideration was determined after arm's length negotiation with reference to the aforesaid unaudited net asset value.

The original investment amount of Mr. Li Li in respect of the 10% equity interest in the registered capital of Guangzhou Hejun was RMB1,000,000 (approximately HK$1,020,000).

The consideration will be funded from internal resources of DCH Holdings.

***Other information***

At present, Guangzhou Hejun is held as to 90% by a wholly owned subsidiary of DCH Holdings and 10% by Mr. Li Li. Upon completion of the acquisition of such 10% equity interest in the registered capital of Guangzhou Hejun, Guangzhou Hejun will become a wholly owned subsidiary of DCH Holdings.

For the year ended 31 December 2005, the audited net profits before and after taxation and extraordinary items of Guangzhou Hejun were approximately RMB9,708,186 (approximately HK$9,902,350) and approximately RMB6,579,955 (approximately HK$6,711,555) respectively.

For the year ended 31 December 2006, the audited net profits before taxation and extraordinary items of Guangzhou Hejun was approximately RMB1,099,321 (approximately HK$1,121,308) and the audited net loss after taxation and extraordinary items of Guangzhou Hejun was approximately RMB18,928 (approximately HK$19,306).

**(b)** ***KH Agreement***

***Date***

14 September 2007

Parties

(1) Shenzhen Zhongyun, a wholly owned subsidiary of DCH Holdings, as purchaser

(2) Guangzhou Junyue, a substantial shareholder of Kunming Heda, as seller

***Assets***

20% equity interest in the registered capital of Kunming Heda. Kunming Heda is engaged in motor vehicle dealing.

***Consideration and Completion***

The consideration for 20% equity interest in the registered capital of Kunming Heda is RMB1,400,000 (approximately HK$1,428,000), 10% of which shall be paid within 10 days after execution of the KH Agreement and the remaining balance shall be paid after completion of registration procedures for share transfer with the relevant PRC government authority.

Completion is expected to take place on or before 31 December 2007.

As at 30 June 2007, the unaudited net asset value attributable to the 20% equity interest in the registered capital of Kunming Heda was approximately RMB1,733,070 (approximately HK$1,767,731). The consideration was determined after arm's length negotiation with reference to the aforesaid unaudited net asset value.

The original investment amount of Guangzhou Junyue in respect of the 20% equity interest in the registered capital of Kunming Heda was RMB1,000,000 (approximately HK$1,020,000).

The consideration will be funded from internal resources of DCH Holdings.

*Other information*

At present, Kunming Heda is held as to 80% by a wholly owned subsidiary of DCH Holdings and 20% by Guangzhou Junyue. Upon completion of the acquisition of such 20% equity interest in the registered capital of Kunming Heda, Kunming Heda will become a wholly owned subsidiary of DCH Holdings.

For the year ended 31 December 2005, the audited net profits before and after taxation and extraordinary items of Kunming Heda were approximately RMB2,579,881 (approximately HK$2,631,479) and approximately RMB1,064,692 (approximately HK$1,085,986) respectively.

For the year ended 31 December 2006, the audited net profits before taxation and extraordinary items of Kunming Heda was approximately RMB592,233 (approximately HK$604,077) and the audited net loss after taxation and extraordinary items of Kunming Heda was approximately RMB233,213 (approximately HK$237,877) respectively.

**(c) *GZ Agreement***

***Date***

14 September 2007

Parties

(1) Zhanjiang Junkai, a wholly owned subsidiary of DCH Holdings, as purchaser

(2) Guangzhou Junyue, a substantial shareholder of Guangzhou Zhongxie, as seller

*Assets*

20% equity interest in the registered capital of Guangzhou Zhongxie. Guangzhou Zhongxie is engaged in motor vehicle dealing.

*Consideration and Completion*

The consideration for 20% equity interest in the registered capital of Guangzhou Zhongxie is RMB1,300,000 (approximately HK$1,326,000), 10% of which shall be paid within 10 days after execution of the GZ Agreement and the remaining balance shall be paid after completion of registration procedures for share transfer with the relevant PRC government authority.

Completion is expected to take place on or before 31 December 2007.

As at 30 June 2007, the unaudited net asset attributable to the 20% equity interest in the registered capital of Guangzhou Zhongxie was approximately RMB1,322,259 (approximately HK$1,348,705). The consideration was determined after arm's length negotiation with reference to the aforesaid unaudited net asset value.

The original investment amount of Guangzhou Junyue in respect of the 20% equity interest in the registered capital of Guangzhou Zhongxie was RMB2,000,000 (approximately HK$2,040,000).

The consideration will be funded from internal resources of DCH Holdings.

***Other information***

At present, Guangzhou Zhongxie is held as to 80% by a wholly owned subsidiary of DCH Holdings and 20% by Guangzhou Junyue. Upon completion of the acquisition of such 20% equity interest in the registered capital of Guangzhou Zhongxie, Guangzhou Zhongxie will become a wholly-owned subsidiary of DCH Holdings.

For the year ended 31 December 2005, the audited net loss before and after taxation and extraordinary items of Guangzhou Zhongxie was approximately RMB1,410,379 (approximately HK$1,438,586) .

For the year ended 31 December 2006, the audited net loss before and after taxation and extraordinary items of Guangzhou Zhongxie was approximately RMB611,854 (approximately HK$624,091).

## 2. REASONS FOR AND BENEFITS OF THE ACQUISITIONS

The acquisition of the remaining interest in each of Guangzhou Hejun, Kunming Heda and Guangzhou Zhongxie enables the Group to maximize its interest in these companies.

The Directors (including the independent non-executive Directors) consider that the Agreements are on normal commercial terms and fair and reasonable and in the interests of the shareholders of the Company.

## 3. GENERAL

The Group is engaged in a diversified range of businesses, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and distribution of motor vehicles and consumer products. DCH Holdings is a diversified business conglomerate in motor vehicles sales, motor-related business and services, sales of food and consumer products, as well as logistics services supported by integrated distribution platforms and with a well-established base and network in Mainland China, Hong Kong and Macao.

Guangzhou Junyue is an investment holding company.

Mr. Li Li is a substantial shareholder of Guangzhou Hejun, a non-wholly owned subsidiary of DCH Holdings while Guangzhou Junyue is a substantial shareholder of Kunming Heda and Guangzhou Zhongxie, both are non-wholly owned subsidiaries of DCH Holdings. Mr. Li Li is a controlling shareholder of Guangzhou Junyue. Accordingly, both Mr. Li Li and Guangzhou Junyue are connected persons of the Company and the Agreements constitute connected transactions for the Company under Chapter 14A of the Listing Rules. Since the applicable percentage ratios calculated with reference to the Agreements on an aggregate basis is over 0.1% but less than 2.5%, the above connected transactions are subject to the reporting and announcement requirements, but are exempt from the independent shareholders' approval requirement under the Listing Rules.

## 4. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

| | |
|---|---|
| **"Agreements"** | collectively the GH Agreement, the KH Agreement and the GZ Agreement; |
| **"CITIC Pacific" or the "Company"** | CITIC Pacific Limited; |
| **"connected person"** | has the meaning given to it by the Listing Rules; |
| **"DCH Holdings"** | Dah Chong Hong Holdings Limited, a wholly owned subsidiary of the Company; |
| **"Directors" or "Board"** | the directors of the Company; |
| **"GH Agreement"** | the share transfer agreement dated 14 September 2007 entered into between Zhanjiang Junkai and Mr. Li Li in relation to acquisition of 10% equity interest in the registered capital of Guangzhou Hejun; |

| | |
|---|---|
| **"Group"** | CITIC Pacific and its subsidiaries, or, where the context so requires, any of them (as defined under the Listing Rules); |
| **"Guangzhou Hejun"** | 廣州合駿汽車貿易有限公司 (Guangzhou Hejun Motors Trading Limited), a non-wholly owned subsidiary of DCH Holdings; |
| **"Guangzhou Junyue"** | 廣州市駿悦投資管理有限公司 (Guangzhou Junyue Investment Management Limited), a company controlled by Mr. Li Li; |
| **"Guangzhou Zhongxie"** | 廣州眾協汽車貿易有限公司 (Guangzhou Zhongxie Motors Trading Limited), a non-wholly owned subsidiary of DCH Holdings; |
| **"GZ Agreement"** | the share transfer agreement dated 14 September 2007 entered into between Zhanjiang Junkai and Guangzhou Junyue in relation to acquisition of 20% equity interest in the registered capital of Guangzhou Zhongxie; |
| **"HK$"** | Hong Kong dollars; |
| **"Hong Kong"** | the Hong Kong Special Administrative Region of the PRC; |
| **"KH Agreement"** | the share transfer agreement dated14 September 2007 entered into between Shenzhen Zhongyun and Guangzhou Junyue in relation to acquisition of 20% equity interest in the registered capital of Kunming Heda; |
| **"Kunming Heda"** | 昆明合達汽車銷售服務有限公司 (Kunming Heda Motors Sale and Service Limited), a non-wholly owned subsidiary of DCH Holdings; |
| **"Listing Rules"** | the Rules Governing the Listing of Securities on the Stock Exchange; |
| **"Mr. Li Li"** | Li Li (李勵), a substantial shareholder of Guangzhou Hejun and the controlling shareholder of Guangzhou Junyue; |
| **"PRC"** | the People's Republic of China; |
| **"RMB"** | Renminbi, the lawful currency of the PRC; |
| **"Shenzhen Zhongyun"** | 深圳市眾運汽車貿易有限公司 (Shenzhen Zhongyun |

| | |
|---|---|
| | Motors Trading Limited), a wholly owned subsidiary of DCH Holdings; |
| **"Stock Exchange"** | The Stock Exchange of Hong Kong Limited; |
| **"substantial shareholder"** | has the meaning given to it by the Listing Rules; and |
| **"Zhanjiang Junkai"** | 湛江市駿凱汽車技術服務有限公司 (Zhanjiang Junkai Motors Technology and Service Limited), a wholly owned subsidiary of DCH Holdings. |

*For illustration purpose in this announcement, the conversion rate of RMB1.00 = HK$1.02 was adopted.*

By order of the Board
**CITIC Pacific Limited**
**Stella Chan Chui Sheung**
*Company Secretary*

Hong Kong, 14 September 2007

*As at the date of this announcement, the executive directors of the Company are Messrs. Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs. Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs. Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.*

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

*This announcement appears for information purposes only and does not constitute an offer or invitation to induce an offer by any person to acquire, subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation. Any prospective investors should read the Prospectus for detailed information about the offer of securities mentioned in this announcement before deciding whether or not to invest in such securities. No application for the securities mentioned in this announcement should be made by any person nor would such application be accepted without completion of a formal application form or other application procedure that will be issued with or in respect of the Prospectus.*

*In particular, this announcement is not an offer of securities for sale in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration.*

*In addition, unless otherwise stated, the historical financial information in this announcement is unaudited and may differ from the audited financial information which will be included in the Prospectus. Shareholders of, and prospective investors in, the securities of CITIC Pacific should therefore exercise extreme caution in interpreting this information and when dealing in such securities.*



CITIC PACIFIC

# CITIC Pacific Limited

# 中信泰富有限公司

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

**(Stock Code: 267)**

## DISCLOSEABLE TRANSACTION IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF DAH CHONG HONG HOLDINGS LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND PROPOSED SHARE OPTION SCHEMES FOR DAH CHONG HONG HOLDINGS LIMITED AND CONNECTED TRANSACTION

**The Proposed Spin-off**

Reference is made to the announcement of CITIC Pacific dated 31 July 2007 in relation to the Proposed Spin-off. On 7 September 2007, DCH Holdings submitted a formal application (Form C1) to the Stock Exchange for the listing of, and permission to deal in, DCH Shares. The Proposed Spin-off will constitute a discloseable transaction for the Company under Rule 14.06 of the Listing Rules and a material dilution of the CITIC Pacific's interest in DCH Group.

**Conditions of the Proposed Spin-off**

The Proposed Spin-off will be conditional upon, among other things, the following:

(i) the Shareholders passing an ordinary resolution at the Extraordinary General Meeting to approve the Proposed Spin-off;

(ii) publication of the Prospectus;

(iii) the Listing Committee granting approval for the listing of, and permission to deal in, all the DCH Shares;

(iv) the Offer Price having been agreed between the Selling Shareholder, DCH Holdings and the Global Coordinator (on behalf of the Underwriters) and the due execution and delivery of the Underwriting Agreements; and

(v) the Underwriting Agreements becoming and remaining unconditional (including, if relevant, as a result of the waiver of any conditions by the Global Coordinator, on behalf of the Underwriters) and such obligations not being terminated in accordance with the terms of the Underwriting Agreements, on or before the dates and times to be specified therein.

If the above conditions and other applicable conditions are not fulfilled or waived prior to the dates and times to be specified, the Proposed Spin-off will not proceed and the Stock Exchange will be notified immediately and an announcement will be published by CITIC Pacific as soon as practicable thereafter.

**Preferential Offer**

It has been proposed that, if and when the Proposed Spin-off materialises, Qualifying Shareholders shall be entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 25 existing Shares held by them on 3 October 2007 (i.e. the Record Date).

Subject to the Proposed Spin-off becoming unconditional, sufficient number of Reserved Shares will be made available for subscription by Qualifying Shareholders at the Offer Price under the Preferential Offer.

It is currently estimated that the Qualifying Shareholders are entitled to subscribe on an

assured basis at the Offer Price for one Reserved Share for every whole multiple of 25 existing Shares held by them as at 4:30 p.m. on the Record Date. However, the aforesaid is only an estimate and the final Assured Entitlement will depend on the number of Shares held by Qualifying Shareholders on the Record Date.

**Connected Transaction**

CITIC Securities is expected to be one of the co-lead managers and Underwriters in the Global Offering with an underwriting commitment for not more than 48.1 million to 51.4 million DCH Shares in aggregate. CITIC Securities is an associate of CITIC Group, the holding company of CITIC HK. CITIC HK is a substantial shareholder of CITIC Pacific, and therefore CITIC Securities is an associate of a connected person of CITIC Pacific.

The applicable size tests calculated with reference to CITIC Securities' maximum underwriting commitment as mentioned above and the expected maximum Offer Price are less than 2.5% for each of the percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules, and the Underwriting Agreements in so far as CITIC Securities' commitment is concerned are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of CITIC Securities' underwriting commitment will be included in CITIC Pacific's 2007 annual report and accounts.

**Closure of Register**

The register of members of CITIC Pacific will be closed from 9:00 a.m. to 4:30 p.m. on 3 October 2007 (or such later date(s) as the Board may determine and announce) for the purpose of determining the entitlement of Qualifying Shareholders to the Preferential Offer. No transfer of Shares may be registered during that period. The last day for dealing in the Shares cum-entitlements to the Preferential Offer is expected to be on 27 September 2007. In order to qualify for the Preferential Offer, all transfers must be lodged with the share registrars by no later than 4:30 p.m. on 2 October 2007 (or such later date as the Board may determine and announce).

**Share Option Schemes**

It is proposed that DCH Holdings will adopt two share option schemes, namely, the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme. No options will be offered or granted under the Pre-IPO Share Option Scheme after commencement of dealings in DCH Shares on the Stock Exchange. No options will be offered or granted under the Post-IPO Share Option Scheme prior to the commencement of dealings in DCH Shares on the Stock Exchange.

The Share Option Schemes constitute share option schemes governed by Chapter 17 of the Listing Rules. The adoption of each Share Option Schemes needs to be approved by the Shareholders at the Extraordinary General Meeting.

**General**

The Board expects that the Prospectus containing, among other matters, details of the Preferential Offer (including the basis of allocation) will be despatched to Qualifying

Shareholders in due course.

Commerzbank has been appointed as the independent financial adviser to opine on the Proposed Spin-off.

A circular containing, among other things, further information on the Proposed Spin-off, the Preferential Offer, the Share Option Schemes, a letter from the Independent Board Committee containing its recommendation and a letter from Commerzbank containing its advice in relation to the Proposed Spin-off, as well as a notice convening the Extraordinary General Meeting will also be despatched to the Shareholders as soon as practicable.

Shareholders and potential investors should note that the Proposed Spin-off, which is subject to a number of conditions, may not proceed. In particular, there is no assurance that approval from the Stock Exchange and/or the Listing Committee will be granted. Accordingly, Shareholders and other investors are reminded to exercise caution when dealing in the securities of the Company.

**INTRODUCTION**

Reference is made to the announcement of CITIC Pacific dated 31 July 2007 in relation to the Proposed Spin-off. On 7 September 2007, DCH Holdings submitted a formal application (Form C1) to the Stock Exchange for the listing of, and permission to deal in, DCH Shares. The Proposed Spin-off will constitute a discloseable transaction for the Company under Rule 14.06 of the Listing Rules and a material dilution of the Company's interest in DCH Group.

The Assured Entitlements required under PN15 will be satisfied by way of the Preferential Offer to be made to the Qualifying Shareholders.

As each of the total assets and revenue of DCH Holdings represents more than 5% of CITIC Pacific's total assets and revenue, respectively, DCH Holdings is a "major subsidiary" of CITIC Pacific as defined under the Listing Rules. In addition, since the applicable ratios calculated with reference to the Proposed Spin-off is expected to be more than 5%, but less than 25%, the Proposed Spin-off constitutes a material dilution of CITIC Pacific's interest in DCH Holdings and a discloseable transaction under Chapter 14 of the Listing Rules.

Accordingly, the Proposed Spin-off is subject to approval from the Shareholders under paragraph 3(e)(1)(ii) of PN15.

DCH Holdings is also seeking to adopt the Share Option Schemes. According to Chapter 17 of the Listing Rules, Shareholders' approval is required for the adoption of the Share Option Schemes.

## FURTHER INFORMATION ON THE PROPOSED SPIN-OFF

### 1. Overview

The final structure (including the price range) of the Proposed Spin-off has not yet been confirmed and will be decided subsequently by the Directors, the directors of DCH Holdings and the Global Coordinator, but is currently expected to be effected by way of the Global Offering which will comprise the Public Offer, the International Placing and the Preferential Offer, and will be accompanied by a separate listing of DCH Shares on the Main Board.

The Global Offering is expected to comprise sale of Sale DCH Shares held by the Selling Shareholder and offer of New DCH Shares to be issued by DCH Holdings. The total number of issued DCH Shares upon completion of the Proposed Spin-off is proposed to be 1,800,000,000 DCH Shares. The number of Sale DCH Shares and New DCH Shares subject to the Global Offering are tentatively proposed to be 601,200,000 DCH Shares and 180,000,000 DCH Shares respectively. These number of shares, the Offer Price, the exact size of the Global Offering, the exact apportionment between the Public Offer and the International Placing and the terms of the Underwriting Agreements are yet to be finally determined.

Upon the successful completion of the Proposed Spin-off, DCH Shares will be listed on the Main Board. Immediately after completion of the Proposed Spin-off, CITIC Pacific is expected to have approximately 56.6% interest (assuming the Over-allotment Option and the options which may be granted under the Share Option Schemes are not exercised) or approximately 50.1% interest (assuming the Over-allotment Option is exercised in full but assuming no options which may be granted under the Share Option Schemes are exercised) in the enlarged issued share capital of DCH Holdings.

The DCH Shares in issue will rank pari passu in all respects with all other DCH Shares to be issued in due course pursuant to the Proposed Spin-off.

Subject to Rule 10.07 of the Listing Rules, CITIC Pacific will not:

(a) in the period commencing on the date by reference to which disclosure of its shareholdings is made in the Prospectus and ending on the date which is 6 months from the Listing Date, dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any DCH Shares of which it is the beneficial owner; or

(b) in the period of 6 months commencing on the date on which the period referred to in (a) above expires, dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any DCH Shares if, immediately following such disposal or upon the exercise or enforcement of such options, rights, interests or encumbrances, CITIC Pacific would cease to be a controlling shareholder.

The Directors are of the view that CITIC Pacific complies with all the spin-off requirements under PN15, subject to the Shareholders passing an ordinary resolution at the Extraordinary General Meeting to approve the Proposed Spin-off.

The Proposed Spin-off is conditional on the conditions set out in the sub-section headed "7. Conditions" below.

## 2. Separate listing of DCH Shares

The Shares will continue to be listed on the Main Board after the implementation of the Proposed Spin-off. The listing of DCH Shares on the Main Board is conditional upon the fulfilment or waiver of the conditions stated in the sub-section headed "7. Conditions" below. On 7 September 2007, DCH Holdings submitted a formal application (Form C1) to the Stock Exchange for the listing of, and permission to deal in, DCH Shares.

Subject to the granting of the listing of, and permission to deal in, DCH Shares on the Main Board as well as compliance with the stock admission requirements of HKSCC, DCH Shares are expected to be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of listing of DCH Shares or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

## 3. Proceeds and intended use thereof

The total net proceeds of the Global Offering, after deducting underwriting fees and related expenses (assuming the Over-allotment Option is not exercised), are estimated to be in the range of HK$3.3 billion to HK$4.3 billion on the basis that DCH Holdings' market capitalisation will be valued between approximately HK$8.19 billion and approximately HK$10.584 billion as advised by the Sponsor. The net proceeds will be payable to CITIC Pacific and DCH Holdings respectively in proportion to the number of Sale DCH Shares and New DCH Shares subject to the Global Offering, which is tentatively decided to be in the ratio of 601,200,000:180,000,000.

In the event that the Over-allotment Option is exercised in full, the net proceeds of the Global Offering will be in the range of approximately HK$3.8 billion to HK$5.0 billion (after deducting proportionate underwriting fees and related expenses).

CITIC Pacific currently plans to use such net proceeds for investment in its core business.

DCH Holdings currently plans to use such net proceeds as follows:

- approximately 46% will be spent over the next three years for expansion of DCH Group's motor vehicle business;

- approximately 23% will be spent over the next three years for expansion of DCH Group's food and consumer products trading business;

- approximately 30% will be spent over the next three years for expansion of DCH Group's logistics and food supply chain business; and

- the balance in an amount of not more than 10% of the aggregate proceeds as funding for general working capital and general corporate uses.

## 4. Certain financial information on CITIC Pacific and DCH Holdings

### *(a) Net assets*

The audited consolidated net assets after deducting minority interests of the Group was approximately HK$39,103 million and approximately HK$46,510 million as at 31 December 2005 and 31 December 2006 respectively. The audited net asset after deducting minority interests of DCH Group as at 31 December 2005 and 31 December 2006 were approximately HK$3,377 million and approximately HK$3,656 million respectively.

### *(b) Earnings*

The audited consolidated profits attributable to the shareholders of DCH Holdings for the three financial years ended 31 December 2004, 2005 and 2006 were HK$238 million, HK$242 million and HK$322 million respectively. The audited consolidated profits before taxation of DCH Holdings for the three financial years ended 31 December 2004, 2005 and 2006 were HK$292 million, HK$334 million and HK$426 million, respectively.

The audited consolidated profits attributable to the shareholders of CITIC Pacific (excluding the interest of CITIC Pacific in DCH Holdings) for the three financial years ended 31 December 2004, 2005 and 2006 were HK$3,296 million, HK$3,747 million and HK$7,950 million, respectively.

The Board expects that CITIC Pacific will recognise a gain resulting from disposal of Sale DCH Shares and the issuance of New DCH Shares upon completion of the Proposed Spin-off. Based on the audited consolidated net assets (after deducting minority interest) of DCH Group as at 31 December 2006, the estimated market capitalisation of DCH Holdings in the range of approximately HK$8.19 billion and approximately HK$10.584 billion, a pre-listing dividend to be declared by DCH Holdings of HK$0.9 billion, and the current proposed structure of the Global Offering, the amount of gain to CITIC Pacific resulting from the Proposed Spin-off is estimated to be approximately in the range of HK$1.8 billion and HK$2.7 billion if the Over-allotment Option is not exercised, or approximately in the range of HK$2.1 billion and HK$3.1 billion if the Over-allotment Option is exercised in full. However, it should be noted that the aforesaid gain is estimated based on a number of assumption, including, among other things, the actual pricing, the Global Offering was completed on 31 December 2006 and has not taken into account the financial position of the DCH Group after 31 December 2006. Accordingly, the actual gain to be recognized by the Group, which will be calculated by reference to the financial position of the DCH Group at the time of completion of the Global

offering, may be different from the above estimation. Assuming the Proposed Spin-off is completed by the end of December 2007, such gain will be recognised in the results of CITIC Pacific for the year ended 31 December 2007. The net assets (after deducting minority interest) of the Group are therefore, among other things, expected to be increased by the same amount of such gain.

Upon completion of the Proposed Spin-off, DCH Holdings will remain as a subsidiary of the Company. Accordingly, the financial results of DCH Group will continue to be consolidated into those of the Group.

## 5. Reasons for and benefits of the Proposed Spin-off

The Board proposes the separate listing of DCH Holdings as it believes that the separate listing of DCH Holdings will be beneficial to the Group for the following reasons:

- the Proposed Spin-off could unlock the value of DCH Holdings and investors would be able to appraise and assess the performance and potential of DCH Holdings separate and distinct from that of CITIC Pacific. CITIC Pacific is expected to remain a major shareholder of DCH Holdings after the listing, and to benefit from any enhanced value of DCH Holdings through the Proposed Spin-off; and

- the Proposed Spin-off is expected to comprise sale of the Sale DCH Shares and subscription of the New DCH Shares. Proceeds from the sale and subscription may also provide funding to the Group and DCH Holdings to make further development in their businesses respectively.

The Board also considers that such listing will also be beneficial to DCH Group for the following reasons:

- It provides flexibility to the DCH Group in raising future funds from the capital markets to support its growth through continuing organic expansion as well as acquisitions.

- It enables the DCH Group to take advantage of the significant global growth potential by attracting new investors who are seeking investment opportunities in a conglomerate engaged in a broad range of businesses.

## 6. Relationship between the Retained Group and DCH Group

The Shares were listed on the Stock Exchange in 1986. The principal businesses and operations of the Retained Group comprise manufacturing of special steel, iron ore mining, property development and investment, and infrastructure (such as power generation, aviation, civil infrastructure and communications).

DCH Group is a diversified business conglomerate in motor vehicle sales, motor vehicle-related business and services, sales of food and consumer products, as well as logistics services supported by integrated distribution platforms and with a well-established base and network in Mainland China, Hong Kong and Macao.

As at the date of this announcement, CITIC Pacific is beneficially interested in 100% of the issued share capital of DCH Holdings. Immediately following completion of the Proposed Spin-off, CITIC Pacific will own 56.6% of the issued share capital of DCH Holdings (assuming that the Over-allotment Option is not exercised) or approximately 50.1% of the issued share capital of DCH Holdings (assuming that the Over-allotment Option is exercised in full) and DCH Holdings will remain a subsidiary of CITIC Pacific.

The Board is satisfied that DCH Holdings can carry on business independently of the Retained Group and its associates after the Listing. Detailed information on DCH Holdings' management composition and relationship with CITIC Pacific will be set out in the Prospectus.

CITIC Pacific is expected to execute a non-competition undertaking in favour of DCH Holdings to the effect that at any time during which DCH Shares are listed on the Stock Exchange and for so long as CITIC Pacific and its associates together hold, whether individually or taken together, 30% or more of the issued share capital of DCH Holdings or are otherwise regarded as a controlling shareholder of DCH Holdings under the Listing Rules, (i) CITIC Pacific will not engage, and will procure its subsidiaries (excluding DCH Holdings, CITIC 1616 Holdings Limited and their respective subsidiaries) not to engage, on its own account or with each other or in conjunction with or on behalf of any person, firm or company, carry on or be engaged in, concerned with or interested in, directly or indirectly, whether as a shareholder (other than being a director or a shareholder of DCH Holdings, CITIC 1616 Holdings Limited and their respective subsidiaries), partner, agent or otherwise, in the trading and distribution of motor vehicles, food commodities, fast moving consumer goods and consumer products and provision of logistics services as now engaged in by the DCH Holdings and to be disclosed in the Prospectus, or in any other business that may compete, directly or indirectly, with such business ("**Restricted Activity**"); and (ii) in the event that any opportunity is made available to CITIC Pacific to invest in any independent third party business which is engaged in the Restricted Activity (an "**Investment Opportunity**"), CITIC Pacific will use its best efforts to procure that such Investment Opportunity is offered to the DCH Group and the DCH Group shall have a right of first refusal in respect of such Investment Opportunity.

The restrictions which CITIC Pacific agreed to undertake as mentioned above do not apply to the following:

(a) Restricted Activity conducted by joint ventures between CITIC Pacific and Wal-Mart China from time to time where CITIC Pacific does not have management control and the right to appoint the majority of the board of directors; or

(b) CITIC Pacific or its associates holding or being interested in shares or other securities in any company which conducts or is engaged in any Restricted Activity (a "**Subject Company**"); provided that (i) such shares or securities are listed on a recognised stock exchange and (ii) the aggregate equity interest or number of shares held by CITIC Pacific and its associates do not exceed 10% of the issued capital or issued shares of the Subject Company, and (iii) CITIC Pacific and its associates do not have board or management control of the Subject Company.

It is CITIC Pacific's stated strategy to pursue development of its core businesses, which it actively manages to leverage off its expertise, such as special steel manufacturing, iron ore mining, property development and investment, and power generation. The non-competition undertaking proposed to be given by CITIC Pacific as set out above provides a clear delineation between the business of CITIC Pacific and DCH Holdings going forward, and CITIC Pacific does not expect there to be any material adverse impact on CITIC Pacific as a result.

## 7. Conditions

Pursuant to the Listing Rules, DCH Holdings is regarded as a major subsidiary of CITIC Pacific. The reduction of CITIC Pacific's equity interests in DCH Holdings as a result of the Proposed Spin-off is considered to be material and will constitute a discloseable transaction of CITIC Pacific under the Listing Rules. The Proposed Spin-off will be conditional upon, among other things, the following:

(i) the Shareholders passing an ordinary resolution at the Extraordinary General Meeting to approve the Proposed Spin-off;

(ii) publication of the Prospectus;

(iii) the Listing Committee granting approval for the listing of, and permission to deal in, all the DCH Shares in issue and to be issued pursuant to the Global Offering and any DCH Shares which may be issued pursuant to the exercise of the options granted under the Share Option Schemes;

(iv) the Offer Price having been agreed between the Selling Shareholder, DCH Holdings and the Global Coordinator (on behalf of the Underwriters) and the due execution and delivery of the Underwriting Agreements; and

(v) the Underwriting Agreements becoming and remaining unconditional (including, if relevant, as a result of the waiver of any conditions by the Global Coordinator, on behalf of the Underwriters) and such obligations not being terminated in accordance with the terms of the Underwriting Agreements, on or before the dates and times to be specified therein.

If the above conditions and other applicable conditions are not fulfilled or waived prior to the dates and times to be specified, the Proposed Spin-off will not proceed and the Stock Exchange will be notified immediately and an announcement will be published by CITIC Pacific as soon as practicable thereafter.

## PREFERENTIAL OFFER

It has been proposed that, if and when the Proposed Spin-off materialises, Qualifying Shareholders shall be entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 25 existing Shares held by them on 3 October 2007 (i.e. the Record Date).

Subject to the Proposed Spin-off becoming unconditional, sufficient number of Reserved Shares will be made available for subscription by Qualifying Shareholders at the Offer Price under the Preferential Offer.

It is currently estimated that the Qualifying Shareholders are entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 25 existing Shares held by them as at 4:30 p.m. on the Record Date. However, the aforesaid is only an estimate and the final Assured Entitlement will depend on the number of Shares held by Qualifying Shareholders on the Record Date.

With a view to maximising the percentage of DCH Shares in the hands of the public immediately after the Global Offering, CITIC HK, Mr. Yung Chi Kin (Chairman of CITIC Pacific) and Mr. Fan Hung Ling (Managing Director of CITIC Pacific) have indicated that they (together with subsidiaries of CITIC HK) would not take up any Reserved Shares to the extent that they are Qualifying Shareholders and DCH Holdings will not allocate any Reserved Shares to them.

In order to apply for the Reserved Shares under the Preferential Offer, Qualifying Shareholders will be required to complete a blue application form which will be despatched, together with an electronic copy of the Prospectus on CD-ROM, in due course to each Qualifying Shareholder who is entitled to apply for the Reserved Shares.

The Prospectus, if and when despatched to Shareholders, will be in electronic copy on CD-ROM. The Prospectus, if and when published, will also be posted on the Stock Exchange's website at www.hkex.com.hk. No printed copies of the Prospectus will be despatched to Shareholders.

Overseas Shareholders who are excluded in compliance with the requirements set out in Rule 13.36(2) of the Listing Rules will not be entitled to any Reserved Shares. Any Qualifying Shareholder holding less than 25 Shares will not be entitled to apply for the Reserved Shares on an assured basis. Qualifying Shareholders will be permitted to apply for a number of Reserved Shares which is greater than, less than, or equal to, their Assured Entitlements under the Preferential Offer. A valid application in respect of a number of Reserved Shares less than or equal to a Qualifying Shareholder's Assured Entitlement will be accepted in full, subject to the terms and conditions set out in the Prospectus and the blue application forms.

Where a Qualifying Shareholder applies for a number of Reserved Shares which is greater than his or her Assured Entitlement, his or her Assured Entitlement will be satisfied in full, subject as mentioned above, but the excess portion of such application will only be met to the extent that there are sufficient available Reserved Shares resulting from other Qualifying Shareholders with an Assured Entitlement declining to take up all or some of their Assured Entitlements.

Qualifying Shareholders may, in addition to applying for Reserved Shares, also make one application for DCH Shares under either the International Placing or the Public Offer. The Global Coordinator, on behalf of the Underwriters, will allocate any Reserved Shares not taken up by Qualifying Shareholders first to satisfy the excess applications for the Reserved Shares from Qualifying Shareholders by way of balloting on a fair and reasonable basis (which would mean that some applicants may be allotted more DCH Shares than others who have made excess application in respect of the same number of DCH Shares and that applicants who are not successful in the ballot may not receive any DCH Shares beyond the Assured Entitlement), and thereafter, at the discretion of the Global Coordinator, to the Public Offer. Save for the above, the

Preferential Offer will not be subject to the clawback arrangement between the International Placing and the Public Offer.

Shareholders should note that Assured Entitlements to Reserved Shares may not represent a multiple of a full board lot, which is currently proposed to be 1,000 DCH Shares, and will be rounded down to the closest whole number if required, and that dealings in odd lots of DCH Shares may be at a price below the prevailing market price for full board lots. Assured Entitlements to the Reserved Shares will not be transferable and there will be no trading in nil paid entitlements on the Stock Exchange. Any DCH Shares issued pursuant to the Preferential Offer will be deemed fully paid and ranked pari passu in all respects with other DCH Shares then in issue.

## UNDERWRITING ARRANGEMENTS

### Underwriting Agreements

CITIC Pacific, DCH Holdings and the Global Coordinator (for itself and on behalf of other Underwriters) are expected to enter into underwriting agreements in respect of the Global Offering in due course, pursuant to which the Underwriters will severally agree to subscribe or procure subscribers for, on the terms and conditions of the Prospectus and the application forms, their respective applicable proportions of DCH Shares under the Global Offering.

The obligations of the Underwriters are subject to: (a) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the DCH Shares concerned and such listing and permission not subsequently being revoked on or before 8:00 a.m. on the Listing Date; (b) certain other conditions set out in the Underwriting Agreements (including but not limited to the Offer Price being agreed between CITIC Pacific, DCH Holdings and the Global Coordinator (on behalf of the Underwriters)); and (c) the Underwriting Agreements in respect of the Public Offer and the International Placing (as the case may be) having been duly executed and delivered and having become unconditional in accordance with its terms and not having been terminated in accordance with its terms or otherwise, prior to 8:00 a.m. on the Listing Date.

The Underwriting Agreements may also be terminated by notice in writing from BNP Paribas if, at any time prior to 8:00 a.m. on the Listing Date, there occur certain force majeure events as more particularly set out in the Underwriting Agreements.

The Underwriters will receive a commission of not more than 2.5% of the aggregate Offer Price in respect of DCH Shares underwritten by them.

### Connected Transactions

CITIC Securities is expected to be one of the co-lead managers and Underwriters in the Global Offering with an underwriting commitment for not more than 48.1 million to 51.4 million DCH Shares in aggregate. CITIC Securities is an associate of CITIC Group, the holding company of CITIC HK. CITIC HK is a substantial shareholder of CITIC Pacific, and therefore CITIC Securities is an associate of a connected person of CITIC Pacific.

The Underwriting Agreements in so far as CITIC Securities' commitment is concerned are, and will constitute, connected transactions of CITIC Pacific. Based on the estimated market

capitalisation of DCH Holdings in the range of HK$8.19 billion and HK$10.584 billion and subject to the terms and conditions of the Underwriting Agreements, CITIC Securities may receive not more than HK$6.3 million to HK$8.8 million in commission for the expected maximum underwriting commitment.

The Directors (including the independent non-executive Directors) consider that the Underwriting Agreements (including CITIC Securities' commitment) are, and will be entered into, on normal commercial terms and fair and reasonable and in the interests of the shareholders of CITIC Pacific.

The applicable size tests calculated with reference to CITIC Securities' maximum underwriting commitment as mentioned above and the expected maximum Offer Price are less than 2.5% for each of the percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules, and the Underwriting Agreements in so far as CITIC Securities' commitment is concerned are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of CITIC Securities' underwriting commitment will be included in CITIC Pacific's 2007 annual report and accounts.

## CLOSURE OF REGISTER

The register of members of CITIC Pacific will be closed from 9:00 a.m. to 4:30 p.m. on 3 October 2007 (or such later date(s) as the Board may determine and announce) for the purpose of determining the entitlement of Qualifying Shareholders to the Preferential Offer. No transfer of Shares may be registered during that period. The last day for dealing in the Shares cum-entitlements to the Preferential Offer is expected to be on 27 September 2007. In order to qualify for the Preferential Offer, all transfers must be lodged with the share registrars by no later than 4:30 p.m. on 2 October 2007 (or such later date as the Board may determine and announce).

## SHARE OPTION SCHEMES

It is proposed that DCH Holdings will adopt two share option schemes, namely, the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme. No options will be offered or granted under the Pre-IPO Share Option Scheme after commencement of dealings in DCH Shares on the Stock Exchange. No options will be granted under the Post-IPO Share Option Scheme prior to the commencement of dealings in DCH Shares on the Stock Exchange.

The Share Option Schemes constitute share option schemes governed by Chapter 17 of the Listing Rules. The adoption of each Share Option Schemes needs to be approved by the Shareholders passing an ordinary resolution at the Extraordinary General Meeting to approve the relevant Share Option Schemes. Details of the Share Option Schemes will be set out in the circular of CITIC Pacific to be despatched to Shareholders.

## EXTRAORDINARY GENERAL MEETING

As the interests of all Shareholders (including the controlling shareholder of CITIC Pacific) in relation to the Proposed Spin-off are not different, all Shareholders are entitled to vote on the

Proposed Spin-off. All Shareholders are also entitled to vote on the adoption of the Share Option Schemes.

## GENERAL

The Board expects that the Prospectus containing, among other matters, details of the Preferential Offer (including the basis of allocation) will be despatched to Qualifying Shareholders in due course.

Commerzbank has been appointed as the independent financial adviser to opine on the Proposed Spin-off.

A circular containing, among other things, further information on the Proposed Spin-off, the Preferential Offer, the Share Option Schemes, a letter from the Independent Board Committee containing its recommendation and a letter from Commerzbank containing its advice in relation to the Proposed Spin-off, as well as a notice convening the Extraordinary General Meeting will also be despatched to the Shareholders as soon as practicable.

In connection with the Global Offering, the price of DCH Shares may be stabilised in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). Details of any intended stabilisation and how it will be regulated under the SFO will be contained in the Prospectus.

## DEFINITIONS

| | |
|---|---|
| **"associate(s)"** | has the meaning ascribed to it under the Listing Rules |
| **"Assured Entitlement(s)"** | the entitlement of Qualifying Shareholders to apply for Reserved Shares under the Preferential Offer on the basis of an assured entitlement of one Reserved Share for every whole multiple of 25 Shares held by each Qualifying Shareholder at the close of business on the Record Date |
| **"BNP Paribas"** or **"Global Coordinator"** or **"Sponsor"** | BNP Paribas Capital (Asia Pacific) Limited, the global coordinator in the Global Offering and the sponsor in the application for Listing |
| **"Board"** | the board of Directors |
| **"business day"** | any day (excluding Saturday and Sunday) on which banks in Hong Kong are generally open for business |
| **"CCASS"** | the Central Clearing and Settlement System established and operated by HKSCC |
| **"CITIC Group"** | 中國中信集團公司 (CITIC Group), the holding company of CITIC HK |

| | |
|---|---|
| **"CITIC HK"** | CITIC Hong Kong (Holdings) Limited, a substantial shareholder holding approximately 29% interest in CITIC Pacific |
| **"CITIC Securities"** | CITIC Securities Corporate Finance (HK) Limited |
| **"Companies Ordinance"** | the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time |
| **"Company"** or **"CITIC Pacific"** | CITIC Pacific Limited |
| **"DCH Group"** | DCH Holdings and its subsidiaries |
| **"DCH Holdings"** | Dah Chong Hong Holdings Limited, a wholly owned subsidiary of CITIC Pacific as at the date of this announcement |
| **"DCH Share(s)"** | the ordinary share(s) as will, after a reorganisation of the capital of DCH Holdings, comprise in the share capital of DCH Holdings (including those to be issued under the Pre-IPO Share Option Scheme), for which application has been made for the listing and permission to deal on the Main Board |
| **"Director(s)"** | the director(s) of CITIC Pacific |
| **"Extraordinary General Meeting"** | the extraordinary general meeting of CITIC Pacific to be held for the purpose of approving the Proposed Spin-off |
| **"Global Offering"** | the Public Offer (including the Preferential Offer) and the International Placing |
| **"Group"** | CITIC Pacific and its subsidiaries (including DCH Group) |
| **"HK$"** or **"HK dollars"** | Hong Kong dollars, the lawful currency of Hong Kong |
| **"HKSCC"** | Hong Kong Securities Clearing Company Limited |
| **"Hong Kong"** or **"HK"** | the Hong Kong Special Administrative Region of the PRC |
| **"IFA"** or **"Commerzbank"** | Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorised financial institution under the SFO to conduct type 1 (dealing in securities), type 4 |

| | |
|---|---|
| | (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, and appointed as the independent financial adviser to the Independent Board Committee and the Shareholders of the Company in relation to the Proposed Spin-off |
| **"Independent Board Committee"** | an independent committee of the Board comprising Mr. Alexander Reid Hamilton and Mr. Hansen Loh Chung Hon |
| **"International Placing"** | the conditional placing of the Offer Shares proposed to be made outside the United States in reliance on Regulation S under the US Securities Act and in the United States to QIBs under Rule 144A at the Offer Price under the Global Offering, on and subject to the terms to be set out in the Prospectus |
| **"IPO"** | initial public offering |
| **"Listing"** | the listing of DCH Shares on the Main Board |
| **"Listing Committee"** | the Listing Committee of the Stock Exchange |
| **"Listing Date"** | the date on which DCH Shares will be listed and from which dealings therein will be permitted to take place on the Main Board |
| **"Listing Rules"** | the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time |
| **"Main Board"** | the main board of the Stock Exchange |
| **"New DCH Share(s)"** | such number of new DCH Shares proposed to be issued and offered by DCH Holdings at the Offer Price under the Global Offering, out of which the Reserved Shares and the DCH Shares proposed to be initially made available for subscription using pink application forms will be allocated |
| **"Offer Price"** | the final offer price per Offer Share fixed at a HK$ amount (exclusive of brokerage fee, SFC transaction levy and Stock Exchange trading fee) at which the DCH Shares are to be purchased or subscribed for pursuant to the Global Offering, as to be described in the Prospectus |
| **"Offer Share(s)"** | not more than 50% of all the issued DCH Shares immediately upon completion of the Global Offering, |

| | |
|---|---|
| | comprising the New DCH Shares and the Sale DCH Shares |
| **"Over-allotment Option"** | the option proposed to be granted by the Selling Shareholder to the Global Coordinator pursuant to which the Selling Shareholder may be required to sell an additional of up to 15% of the Offer Shares proposed to be initially offered under the Global Offering to cover over-allocations in the International Placing, details of which will be set out in the Prospectus |
| **"Overseas Shareholders"** | registered holders of Shares whose addresses on the register of members of CITIC Pacific are outside Hong Kong on the Record Date |
| **"PN15"** | practice note 15 of the Listing Rules |
| **"Post-IPO Share Option Scheme"** | the post-IPO share option scheme proposed to be conditionally adopted by DCH Holdings |
| **"PRC"** or **"China"**or **"Mainland China"** | the People's Republic of China, which for the purpose of this announcement, excludes Hong Kong, Macao and Taiwan |
| **"Pre-IPO Share Option Scheme"** | the pre-IPO share option scheme proposed to be adopted by DCH Holdings |
| **"Pre-IPO Share Options"** | the share options proposed to be granted under the Pre-IPO Share Option Scheme |
| **"Preferential Offer"** | the proposed preferential offer to the Qualifying Shareholders in respect of the Reserved Shares at the Offer Price, on and subject to the terms and conditions to be set out in the Prospectus |
| **"Proposed Spin-off"** | the proposed spin-off of DCH Holdings to be effected by way of the Global Offering and followed by a separate listing of DCH Shares on the Main Board |
| **"Prospectus"** | the prospectus proposed to be issued by DCH Holdings in relation to the Global Offering |
| **"Public Offer"** | the offer of the Offer Shares for purchase or subscription by the public in Hong Kong at the Offer Price proposed to be made under the Global Offering, on and subject to the terms and conditions to be set out in the Prospectus |

| | |
|---|---|
| **"QIBs"** | qualified institutional buyers as defined in Rule 144A |
| **"Qualifying Shareholders"** | holders of not less than 25 Shares, whose names as will appear on the register of members of CITIC Pacific on the Record Date, other than Overseas Shareholders subject to compliance with Rule 13.36(2) of the Listing Rules |
| **"Record Date"** | 3 October 2007, being the date for ascertaining the Assured Entitlements |
| **"Regulation S"** | Regulation S under the US Securities Act, as amended, supplemented or otherwise modified from time to time |
| **"Reserved Shares"** | such number of DCH Shares proposed to be offered pursuant to the Preferential Offer (tentatively being 44,900,000 New DCH Shares subject to finalisation to be set out in the Prospectus) |
| **"Retained Group"** | CITIC Pacific and its subsidiaries (excluding DCH Group) |
| **"Rule 144A"** | Rule 144A under the US Securities Act, as amended, supplemented or otherwise modified from time to time |
| **"Sale DCH Shares"** | such number of DCH Shares as beneficially owned by the Selling Shareholder which are to be offered for sale by the Selling Shareholder at the Offer Price under the Global Offering, and to the extent the Over-allotment Option is exercised, together with such number of additional Sale DCH Shares to be offered for sale by the Selling Shareholder pursuant to the exercise of the Over-allotment Option |
| **"Securities and Futures Ordinance"** or **"SFO"** | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time |
| **"Selling Shareholder"** | CITIC Pacific (acting through its wholly-owned subsidiary Colton Pacific Limited) |
| **"SFC"** | the Securities and Futures Commission of Hong Kong |
| **"Share Option Schemes"** | the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme |

| | |
|---|---|
| **"Share(s)"** | ordinary share(s) of HK$0.40 each in the share capital of CITIC Pacific |
| **"Shareholder(s)"** | the shareholder(s) of CITIC Pacific |
| **"Stock Exchange"** | The Stock Exchange of Hong Kong Limited |
| **"subsidiary"** | has the meaning ascribed thereto in section 2 of the Companies Ordinance |
| **"Substantial Shareholder"** | has the meaning ascribed thereto in the Listing Rules |
| **"Underwriters"** | the underwriters of the International Placing and the Public Offer |
| **"Underwriting Agreements"** | the underwriting agreements to be entered into by, amongst others, DCH Holdings, the Selling Shareholder and the relevant underwriters relating to the Public Offer and the International Placing |
| **"United States"** | the United States of America |
| **"US Securities Act"** | United States Securities Act of 1933, as amended |
| **"Wal-Mart China"** | 沃爾瑪（中國）投資有限公司 Wal-Mart (China) Investment Co., Ltd |
| **"%"** | percent |

By Order of the Board
**CITIC Pacific Limited**
**Stella Chan Chui Sheung**
*Company Secretary*

Hong Kong, 14 September 2007

*As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.*

# THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION



**If you are in doubt** as to any aspect of this circular or as to the action you should take, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in CITIC Pacific Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank or stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

**This circular does not constitute an offer or invitation to subscribe for the purchase of any securities nor is it calculated to invite any such offer or invitation.**

CITIC PACIFIC

# CITIC Pacific Limited
# 中信泰富有限公司

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

**(Stock Code: 267)**

## DISCLOSEABLE TRANSACTION IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF DAH CHONG HONG HOLDINGS LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND PROPOSED SHARE OPTION SCHEMES FOR DAH CHONG HONG HOLDINGS LIMITED

**Independent Financial Adviser**

**COMMERZBANK**

**Commerzbank AG Hong Kong Branch**

A letter from the Independent Board Committee containing its recommendation to vote in favour of the Proposed Spin-off is set out on page 21 of this circular. A letter from Commerzbank, the independent financial adviser to the Independent Board Committee and the Shareholders, containing its advice in relation to the Proposed Spin-off is set out on pages 22 to 35 of this circular.

A notice convening the Extraordinary General Meeting to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Wednesday, 3 October 2007 at 3:30 p.m. is set out at the end of this circular. Whether or not you intend to attend the Extraordinary General Meeting in person, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return the same to the share registrars of CITIC Pacific Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof should you so wish.

17 September 2007

# EXPECTED TIMETABLE

| | *2007* |
|---|---|
| Last day for dealing in Shares cum-entitlement to the Preferential Offer | Thursday, 27 September |
| Latest time for return of proxy forms in respect of the Extraordinary General Meeting | 3:30 p.m. on Monday, 1 October |
| Latest time for lodging transfers of Shares to qualify for the Preferential Offer | 4:30 p.m. on Tuesday, 2 October |
| Register of members of the Company closes from | 9:00 a.m. to 4:30 p.m. on Wednesday, 3 October |
| Record Date for determining the entitlement to the Preferential Offer | Wednesday, 3 October |
| Extraordinary General Meeting | 3:30 p.m. on Wednesday, 3 October |
| Register of members of the Company re-opens on | Thursday, 4 October |

# CONTENTS

*In this circular, unless the context requires otherwise, the following expressions have the following meanings:*

| | |
|---|---|
| "associate(s)" | has the meaning ascribed to it under the Listing Rules |
| "Assured Entitlement(s)" | the entitlement of Qualifying Shareholders to apply for Reserved Shares under the Preferential Offer on the basis of an assured entitlement of one Reserved Share for every whole multiple of 25 Shares held by each Qualifying Shareholder at the close of business on the Record Date |
| "BNP Paribas" or "Global Coordinator" or "Sponsor" | BNP Paribas Capital (Asia Pacific) Limited, the global coordinator in the Global Offering and the sponsor in the application for Listing |
| "Board" | the board of Directors |
| "business day" | any day (excluding Saturday and Sunday) on which banks in Hong Kong are generally open for business |
| "CCASS" | the Central Clearing and Settlement System established and operated by HKSCC |
| "CITIC HK" | CITIC Hong Kong (Holdings) Limited, a substantial shareholder holding approximately 29% interest in CITIC Pacific |
| "Companies Ordinance" | the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time |
| "Company" or "CITIC Pacific" | CITIC Pacific Limited |
| "DCH Employees" | any person employed by DCH Holdings or any of its subsidiaries, any person who is an officer or directors (whether executive or non-executive) of DCH Holdings or any of its subsidiaries |
| "DCH Group" | DCH Holdings and its subsidiaries |
| "DCH Holdings" | Dah Chong Hong Holdings Limited, a wholly owned subsidiary of CITIC Pacific as at the date of this circular |
| "DCH Share(s)" | the ordinary share(s) of HK$0.15 each (or such other nominal amount as to be set out in the Prospectus) as will, after a reorganisation of the capital of DCH Holdings, comprise in the share capital of DCH Holdings, for which application has been made for the listing and permission to deal on the Main Board |
| "Director(s)" | the director(s) of CITIC Pacific |
| "Extraordinary General Meeting" | the extraordinary general meeting of CITIC Pacific to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Wednesday, 3 October 2007 at 3:30 p.m., notice of which is set out at the end of this circular |
| "Global Offering" | the Public Offer (including the Preferential Offer), the International Placing |

| | |
|---|---|
| "Grantee" | any DCH Employee who accepts an offer of the grant of an option in accordance with the terms of the Share Option Schemes or (where the context so requires) the legal personal representatives of such DCH Employee |
| "Group" | CITIC Pacific and its subsidiaries (including DCH Group) |
| "HK$" or "HK dollars" | Hong Kong dollars, the lawful currency of Hong Kong |
| "HKSCC" | Hong Kong Securities Clearing Company Limited |
| "Hong Kong" or "HK" | the Hong Kong Special Administrative Region of the PRC |
| "IFA" or "Commerzbank" | Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorised financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, and appointed as the independent financial adviser to the Independent Board Committee and the Shareholders of the Company in relation to the Proposed Spin-off |
| "Independent Board Committee" | an independent committee of the Board comprising Mr. Alexander Reid Hamilton and Mr. Hansen Loh Chung Hon |
| "International Placing" | the conditional placing of the Offer Shares proposed to be made outside the United States in reliance on Regulation S under the US Securities Act and in the United States to QIBs under Rule 144A at the Offer Price under the Global Offering, on and subject to the terms to be set out in the Prospectus |
| "IPO" | initial public offering |
| "Latest Practicable Date" | 12 September 2007, being the latest practicable date prior to the printing of this circular for determining certain information for the purpose of inclusion in this circular |
| "Listing" | the listing of DCH Shares on the Main Board |
| "Listing Committee" | the Listing Committee of the Stock Exchange |
| "Listing Date" | the date on which DCH Shares will be listed and from which dealings therein will be permitted to take place on the Main Board |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time |
| "Main Board" | the main board of the Stock Exchange |
| "New DCH Share(s)" | such number of new DCH Shares proposed to be issued and offered by DCH Holdings at the Offer Price under the Global Offering (tentatively being 180,000,000 new DCH Shares subject to finalisation to be set out in the Prospectus), out of which the Reserved Shares and the DCH Shares proposed to be initially made available for subscription using pink application forms will be allocated |

| | |
|---|---|
| "Offer Price" | the final offer price per Offer Share fixed at a HK$ amount (exclusive of brokerage fee, SFC transaction levy and Stock Exchange trading fee) at which the DCH Shares are to be purchased or subscribed for pursuant to the Global Offering, as to be described in the Prospectus |
| "Offer Share(s)" | not more than 50% of all the issued DCH Shares immediately upon completion of the Global Offering, comprising the New DCH Shares and the Sale DCH Shares |
| "Over-allotment Option" | the option proposed to be granted by the Selling Shareholder to the Global Coordinator pursuant to which the Selling Shareholder may be required to sell an additional of up to 15% of the Offer Shares proposed to be initially offered under the Global Offering (i.e. tentatively up to 117,000,000 Sale DCH Shares subject to finalisation to be set out in the Prospectus) to cover over-allocations in the International Placing, details of which will be set out in the Prospectus |
| "Overseas Shareholders" | registered holders of Shares whose addresses on the register of members of CITIC Pacific are outside Hong Kong on the Record Date |
| "PN15" | practice note 15 of the Listing Rules |
| "Post-IPO Share Option Scheme" | the post-IPO share option scheme proposed to be conditionally adopted by DCH Holdings, the principal terms of which are summarised in Part B of Appendix I to this circular |
| "PRC" or "China" or "Mainland China" | the People's Republic of China, which for the purpose of this circular, excludes Hong Kong, Macao and Taiwan |
| "Pre-IPO Share Option Scheme" | the pre-IPO share option scheme proposed to be adopted by DCH Holdings, the principal terms of which are summarised in Part A of Appendix I to this circular |
| "Pre-IPO Share Options" | the share options proposed to be granted under the Pre-IPO Share Option Scheme |
| "Preferential Offer" | the proposed preferential offer to the Qualifying Shareholders in respect of the Reserved Shares at the Offer Price, on and subject to the terms and conditions to be set out in the Prospectus, details of which are set out in the section headed "Letter from the Board — Preferential Offer" below |
| "Proposed Spin-off" | the proposed spin-off of DCH Holdings to be effected by way of the Global Offering and followed by a separate listing of DCH Shares on the Main Board |
| "Prospectus" | the prospectus proposed to be issued by DCH Holdings in relation to the Global Offering |
| "Public Offer" | the offer of the Offer Shares for purchase or subscription by the public in Hong Kong at the Offer Price proposed to be made under the Global Offering, on and subject to the terms and conditions to be set out in the Prospectus |
| "QIBs" | qualified institutional buyers as defined in Rule 144A |

| | |
|---|---|
| "Qualifying Shareholders" | holders of not less than 25 Shares, whose names as will appear on the register of members of CITIC Pacific on the Record Date, other than Overseas Shareholders subject to compliance with Rule 13.36(2) of the Listing Rules |
| "Record Date" | 3 October 2007, being the date for ascertaining the Assured Entitlements |
| "Regulation S" | Regulation S under the US Securities Act, as amended, supplemented or otherwise modified from time to time |
| "Reserved Shares" | such number of DCH Shares proposed to be offered pursuant to the Preferential Offer (tentatively being 44,900,000 New DCH Shares subject to finalisation to be set out in the Prospectus) |
| "Retained Group" | CITIC Pacific and its subsidiaries (excluding DCH Group) |
| "Rule 144A" | Rule 144A under the US Securities Act, as amended, supplemented or otherwise modified from time to time |
| "Sale DCH Shares" | such number of DCH Shares as beneficially owned by the Selling Shareholder which are to be offered for sale by the Selling Shareholder at the Offer Price under the Global Offering (tentatively being 601,200,000 DCH Shares subject to finalisation to be set out in the Prospectus), and to the extent the Over-allotment Option is exercised, together with such number of additional Sale DCH Shares to be offered for sale by the Selling Shareholder pursuant to the exercise of the Over-allotment Option |
| "Securities and Futures Ordinance" or "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time |
| "Selling Shareholder" | CITIC Pacific (acting through its wholly-owned subsidiary Colton Pacific Limited) |
| "SFC" | the Securities and Futures Commission of Hong Kong |
| "Share Option Schemes" | the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme |
| "Share(s)" | ordinary share(s) of HK$0.40 each in the share capital of CITIC Pacific |
| "Shareholder(s)" | the shareholder(s) of CITIC Pacific |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "subsidiary" | has the meaning ascribed thereto in section 2 of the Companies Ordinance |
| "Substantial Shareholder" | has the meaning ascribed thereto in the Listing Rules |
| "Underwriters" | the underwriters of the International Placing and the Public Offer |

| | |
|---|---|
| "Underwriting Agreements" | the underwriting agreements to be entered into by, amongst others, DCH Holdings, the Selling Shareholder and the relevant underwriters relating to the Public Offer and the International Placing |
| "United States" | the United States of America |
| "US Securities Act" | United States Securities Act of 1933, as amended |
| "Wal-Mart China" | 沃爾瑪（中國）投資有限公司Wal-Mart (China) Investment Co., Ltd |
| "Wal-Mart JVs" | joint ventures between CITIC Pacific and Wal-Mart China |
| "Watson Wyatt" | Watson Wyatt Hong Kong Limited, an independent actuary |
| "%" | percent |

*Unless otherwise specified, statements contained in this circular assume no exercise of the Over-allotment Option and of any options which may be granted under the Share Option Schemes.*

*If there is any inconsistency between the official Chinese name of the PRC laws and regulations or the PRC government authorities or the PRC entities mentioned in this circular and their English translation, the Chinese version shall prevail. English translations of official Chinese names are for identification purposes only.*

*In this circular, unless otherwise specified, conversions of US dollars and RMB at 30 June 2007 into Hong Kong dollars are based on the approximate exchange rates of US$1.00 to HK$7.80 and RMB100.3 to HK$100 respectively, for the purpose of illustration only. No representation is made that any amount in Hong Kong dollars, US dollars or RMB could have been or can be converted at the above rates or at any other rates.*

*All times referred to in this circular refers to Hong Kong local time.*

*Unless otherwise stated, the unaudited figures contained in this circular are prepared under Hong Kong Financial Reporting Standards.*

CITIC PACIFIC

# CITIC Pacific Limited
# 中信泰富有限公司

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

**(Stock Code: 267)**

*Directors:*
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Carl Yung Ming Jie *(Deputy Managing Director)*
Leslie Chang Li Hsien *(Deputy Managing Director)*
Vernon Francis Moore *(Executive Director)*
Li Shilin *(Executive Director)*
Liu Jifu *(Executive Director)*
Chau Chi Yin *(Executive Director)*
Milton Law Ming To *(Executive Director)*
Wang Ande *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Chang Zhenming*
Peter Kruyt#

* *Non-executive Director*
** *Independent non-executive Director*
\# *Alternate Director to André Desmarais*

*Registered Office:*
32/F.
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

17 September 2007

*To the Shareholders,*

Dear Sir or Madam,

**DISCLOSEABLE TRANSACTION IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF DAH CHONG HONG HOLDINGS LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND PROPOSED SHARE OPTION SCHEMES FOR DAH CHONG HONG HOLDINGS LIMITED**

## A. INTRODUCTION

On 31 July 2007, the Board announced that (a) on 20 July 2007, CITIC Pacific made an application to the Stock Exchange for the approval of the Proposed Spin-off, and (b) on 31 July 2007, DCH Holdings submitted an advance booking form (Form A1) to the Stock Exchange for an application for the listing of, and permission to deal in, the DCH Shares on the Main Board of the Stock Exchange.

On 14 September 2007, the Board further announced certain details of the Proposed Spin-off and the Preferential Offer.

The purposes of this circular are: (1) to provide Shareholders with further information on the reasons for, and the benefits of, the Proposed Spin-off (together with such other information relating to the Proposed Spin-off as required by the Listing Rules for a discloseable transaction of CITIC Pacific including the terms of the Preferential Offer), (2) to provide Shareholders with information on the proposed terms of the Share Option Schemes and the proposed grant of options under the Pre-IPO Share Option Scheme, (3) to set out the letter from the Independent Board Committee containing its recommendation, (4) to set out the letter from Commerzbank which contains its advice to the Independent Board Committee and the Independent Shareholders (i.e. all Shareholders) regarding the voting on the Proposed Spin-off; (5) to seek Shareholders' approval for the Proposed Spin-off and transactions related thereto, and the adoption of the Share Option Schemes; and (6) to give notice to Shareholders of the Extraordinary General Meeting at which ordinary resolutions will be proposed to approve the Proposed Spin-off and transactions related thereto, and the adoption of the Share Option Schemes.

Shareholders and potential investors should note that the Proposed Spin-off, which is subject to a number of conditions, may not proceed. In particular, there is no assurance that approval from the Stock Exchange and/or the Listing Committee will be granted. Accordingly, Shareholders and other investors are reminded to exercise caution when dealing in the securities of the Company.

## B. BACKGROUND OF DCH GROUP AND THE PROPOSED SPIN-OFF

DCH Group is a diversified business conglomerate in motor vehicle sales, motor vehicle related business and services, sales of food and consumer products, as well as logistics services, supported by integrated distribution platforms and with a well-established base and network in the PRC, Hong Kong and Macao.

Leveraging on the strong Dah Chong Hong brand name in Hong Kong and with over 40 years of experience engaging in motor vehicle sales and related businesses, DCH Group is now a leading motor group in Hong Kong and Macao and is pursuing a strategy to be one of the leaders in the PRC market. DCH Group is also a leading food and consumer products distribution group with over 50 years experience and a leading logistics services provider in Hong Kong. It is pursuing a strategy to be a leading food and consumer products trading group and a leading logistics services provider in the PRC and Macao.

The Board proposes the separate listing of DCH Holdings as it believes that the separate listing of DCH Holdings will be beneficial to the Group for the following reasons:

- the Proposed Spin-off could unlock the value of DCH Holdings and investors would be able to appraise and assess the performance and potential of DCH Holdings separate and distinct from that of CITIC Pacific. CITIC Pacific is expected to remain a major shareholder of DCH Holdings after Listing, and to benefit from any enhanced value of DCH Holdings through the Proposed Spin-off; and

- the Proposed Spin-off is expected to comprise sale of existing shares (i.e. the Sale DCH Shares) and subscription of new shares (i.e. the New DCH Shares) of DCH Holdings. Proceeds from the sale and subscription may also provide funding to the Retained Group and DCH Group to make further development in their businesses respectively.

Please refer to the subparagraph headed "C. Further information on the Proposed Spin-off — 5. Reasons for and benefits of the Proposed Spin-off" below for further details.

The Assured Entitlements required under PN15 will be satisfied by way of the Preferential Offer to be made to the Qualifying Shareholders.

As each of the total assets and revenue of DCH Holdings represents more than 5% of CITIC Pacific's total assets and revenue, respectively, DCH Holdings is a "major subsidiary" of CITIC Pacific as defined under the Listing Rules. In addition, since the applicable ratios calculated with reference to the Proposed Spin-off is expected to be more than 5%, but less than 25%, the Proposed Spin-off constitutes a material dilution of CITIC Pacific's interest in DCH Holdings and a discloseable transaction under Chapter 14 of the Listing Rules.

Accordingly, the Proposed Spin-off is subject to approval from the Shareholders under paragraph 3(e)(1)(ii) of Practice Note 15 of the Listing Rules.

DCH Holdings is also seeking to adopt the Share Option Schemes. According to Chapter 17 of the Listing Rules, Shareholders' approval is required for the adoption of the Share Option Schemes.

## C. FURTHER INFORMATION ON THE PROPOSED SPIN-OFF

### 1. Overview

The final structure (including the price range) of the Proposed Spin-off has not yet been confirmed and will be decided subsequently by the Directors, the directors of DCH Holdings and the Global Coordinator, but is currently expected to be effected by way of the Global Offering which will comprise the Public Offer, the International Placing and the Preferential Offer, and will be accompanied by a separate listing of DCH Shares on the Main Board.

The Global Offering is expected to comprise sale of Sale DCH Shares held by the Selling Shareholder and offer of New DCH Shares to be issued by DCH Holdings. The total number of issued DCH Shares upon completion of the Proposed Spin-off is proposed to be 1,800,000,000 DCH Shares. The number of Sale DCH Shares and New DCH Shares subject to the Global Offering are tentatively proposed to be 601,200,000 DCH Shares and 180,000,000 DCH Shares respectively. These number of shares, the Offer Price, the exact size of the Global Offering, the exact apportionment between the Public Offer and the International Placing and the terms of the Underwriting Agreements are yet to be finally determined.

Upon the successful completion of the Proposed Spin-off, DCH Shares will be listed on the Main Board. Immediately after completion of the Proposed Spin-off, CITIC Pacific is expected to have approximately 56.6% interest in the enlarged issued share capital of DCH Holdings (assuming the Over-allotment Option and the options which may be granted under the Share Option Schemes are not exercised) or approximately 50.1% interest in the enlarged issued share capital of DCH Holdings (assuming the Over-allotment Option is exercised in full but assuming no options which may be granted under the Share Option Schemes are exercised). The DCH Shares in issue will rank pari passu in all respects with all other DCH Shares to be issued in due course pursuant to the Proposed Spin-off.

Subject to Rule 10.07 of the Listing Rules, CITIC Pacific will not:

(a) in the period commencing on the date by reference to which disclosure of its shareholdings is made in the Prospectus and ending on the date which is 6 months from the Listing Date, dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any DCH Shares of which it is the beneficial owner; or

(b) in the period of 6 months commencing on the date on which the period referred to in (a) above expires, dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any DCH Shares if, immediately following such disposal or upon the exercise or enforcement of such options, rights, interests or encumbrances, CITIC Pacific would cease to be a controlling shareholder.

The Directors are of the view that CITIC Pacific complies with all the spin-off requirements under PN15, subject to the Shareholders passing an ordinary resolution at the Extraordinary General Meeting to approve the Proposed Spin-off.

The Proposed Spin-off is conditional on the conditions set out in the sub-section headed "7. Conditions" below.

**2. Separate listing of DCH Shares**

The Shares will continue to be listed on the Main Board after the implementation of the Proposed Spin-off. The listing of DCH Shares on the Main Board is conditional upon the fulfilment or waiver of the conditions stated in the sub-section headed "7. Conditions" below. On 7 September 2007, DCH Holdings submitted a formal application (Form C1) to the Stock Exchange for the listing of, and permission to deal in, DCH Shares in issue and any new DCH Shares to be issued pursuant to the Proposed Spin-off including any DCH Shares that may be issued pursuant to a capitalisation issue of shares of DCH Holdings and the exercise of the options to be granted under the Share Option Schemes.

Subject to the granting of the listing of, and permission to deal in, DCH Shares on the Main Board as well as compliance with the stock admission requirements of HKSCC, DCH Shares are expected to be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of listing of DCH Shares or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

**3. Proceeds and intended use thereof**

The total net proceeds of the Global Offering, after deducting underwriting fees and related expenses (assuming the Over-allotment Option is not exercised), are estimated to be in the range of HK$3.3 billion to HK$4.3 billion on the basis that DCH Holdings' market capitalisation will be valued between approximately HK$8.19 billion and approximately HK$10.584 billion as advised by the Sponsor. The net proceeds will be payable to CITIC Pacific and DCH Holdings respectively in proportion to the number of Sale DCH Shares and New DCH Shares subject to the Global Offering, which is tentatively decided to be in the ratio of 601,200,000:180,000,000.

In the event that the Over-allotment Option is exercised in full, the net proceeds of the Global Offering will be in the range of approximately HK$3.8 billion to HK$5.0 billion (after deducting proportionate underwriting fees and related expenses).

CITIC Pacific currently plans to use such net proceeds for investment in its core business.

DCH Holdings currently plans to use such net proceeds as follows:

- approximately 46% will be spent over the next three years for expansion of DCH Group's motor vehicle business;
- approximately 23% will be spent over the next three years for expansion of DCH Group's food and consumer products trading business;
- approximately 30% will be spent over the next three years for expansion of DCH Group's logistics and food supply chain business; and
- the balance in an amount of not more than 10% of the aggregate proceeds as funding for general working capital and general corporate uses.

**4. Effects of the Proposed Spin-off**

***(a) Shareholding structure***

The following chart sets out the corporate structure of DCH Holdings, including its shareholders and principal subsidiaries, immediately upon Listing (assuming the Over-allotment Option and the options which may be granted under the Share Option Schemes are not exercised). Upon completion of the Proposed Spin-off, DCH Holdings will remain a subsidiary of CITIC Pacific.


CITIC Pacific Limited
100%
Colton Pacific Limited
Public
Dah Chong Hong Holdings Limited (HK)
Date of Incorporation: 02/01/1964
Date of commencement of Business: 02/01/1964
Nature of Business: Investment holding
Dah Chong Hong (China) Limited (HK)
Date of Incorporation: 17/07/1984
Date of commencement of Business: 17/07/1984
Nature of Business: Investment holding and provision of management services
Various other subsidiaries
Dah Chong Hong, Limited (HK)
Date of Incorporation: 26/01/1949
Date of commencement of Business: 26/01/1949
Nature of Business: Investment holding, general importers, retailers and exporters dealing in foodstuffs, electrical appliances and other products
Broadview Investments Holdings Ltd. (BVI)
Date of Incorporation: 02/01/2001
Date of commencement of Business: 02/01/2001
Nature of Business: Investment holding
DCH Insurance Company Limited (Bermuda)
Date of Incorporation: 04/12/1995
Date of commencement of Business: 04/12/1995
Nature of Business: Provision of insurance agency services
DCH Logistics Company Limited (HK)
Date of Incorporation: 22/10/1992
Date of commencement of Business 22/10/1992
Nature of Business: Warehouse and transportation service
DCH Food Industries Limited (HK)
Date of Incorporation 30/06/1992
Date of commencement of Business: 30/06/1992
Nature of Business: Investment holding
Dah Chong Hong Motors (China) Limited (HK)
Date of Incorporation: 13/07/1984
Date of commencement of Business: 13/07/1984
Nature of Business: Investment holding
Sims Trading Company Limited (HK)
Date of Incorporation: 26/11/1963
Date of commencement of Business 26/11/1963
Nature of Business: Wholesaling and distribution of grocery stuffs and foodstuffs
Sims (China) Limited (HK)
Date of Incorporation: 28/03/1967
Date of commencement of Business 28/03/1967
Nature of Business Marketing co-ordination services
100% (Contractual Arrangements)

*(b) Financial effects of the Proposed Spin-off*

*(i) Net assets*

The audited consolidated net assets after deducting minority interests of the Group was approximately HK$39,103 million and approximately HK$46,510 million as at 31 December 2005 and 31 December 2006 respectively. The audited net asset after deducting minority interests of DCH Group as at 31 December 2005 and 31 December 2006 were approximately HK$3,377 million and approximately HK$3,656 million respectively.

The Board expects that CITIC Pacific will recognise a gain resulting from disposal of Sale DCH Shares and the issuance of New DCH Shares upon completion of the Proposed Spin-off. Based on the audited consolidated net assets (after deducting minority interest) of DCH Group as at 31 December 2006, the estimated market capitalisation of DCH Holdings in the range of approximately HK$8.19 billion and approximately HK$10.584 billion, a pre-listing dividend to be declared by DCH Holdings of HK$0.9 billion, and the current proposed structure of the Global Offering, the amount of gain to CITIC Pacific resulting from the Proposed Spin-off is estimated to be approximately in the range of HK$1.8 billion and HK$2.7 billion if the Over-allotment Option is not exercised, or approximately in the range of HK$2.1 billion and HK$3.1 billion if the Over-allotment Option is exercised in full. However, it should be noted that the aforesaid gain is estimated based on a number of assumption, including, among other things, the actual pricing, the Global offering was completed on 31 December 2006 and has not taken into account the financial position of the DCH Group after 31 December 2006. Accordingly, the actual gain to be recognized by the Group, which will be calculated by reference to the financial position of the DCH Group at the time of completion of the Global offering, may be different from the above estimation. Assuming the Proposed Spin-off is completed by the end of December 2007, such gain will be recognised in the results of CITIC Pacific for the year ended 31 December 2007. The net assets (after deducting minority interest) of the Group are therefore, among other things, expected to be increased by the same amount of such gain.

*(ii) Earnings*

The effect of the Proposed Spin-off on the future earnings of the Group will depend on, among other things, the return generated from the proceeds raised from the Global Offering as well as the growth of the business operations of DCH Group.

Following completion of the Proposed Spin-off, the Group's earnings contributed from DCH Group are expected to be reduced as CITIC Pacific's interest in DCH Holdings will be reduced from 100% to approximately 56.6% (assuming the Over-allotment Option and the options which may be granted under the Share Option Schemes are not exercised). Should the Over-allotment Option be exercised in full, CITIC Pacific's interest in DCH Group will be further diluted to approximately 50.1% following completion of the Proposed Spin-off.

The audited consolidated profits attributable to the shareholders of DCH Holdings for the three financial years ended 31 December 2004, 2005 and 2006 were HK$238 million, HK$242 million and HK$322 million respectively. The audited consolidated profits before taxation of DCH Holdings for the three financial years ended 31 December 2004, 2005 and 2006 were HK$292 million, HK$334 million and HK$426 million, respectively.

The audited consolidated profits attributable to the shareholders of CITIC Pacific (excluding the interest of CITIC Pacific in DCH Holdings) for the three financial years ended 31 December 2004, 2005 and 2006 were HK$3,296 million, HK$3,747 million and HK$7,950 million, respectively.

Upon completion of the Proposed Spin-off, DCH Holdings will remain as a subsidiary of the Company. Accordingly, the financial results of DCH Group will continue to be consolidated into those of the Group.

*(c) General*

Shareholders are recommended to consult their professional advisers if they are in any doubt as to the tax or other financial implications of the Proposed Spin-off. It is emphasised that none of CITIC Pacific, DCH Holdings or their respective professional advisers or any other parties involved in the Proposed Spin-off or their respective directors or employees will accept any responsibility for any tax or financial effect on, or liabilities of, the Shareholders.

**5. Reasons for and benefits of the Proposed Spin-off**

The Board proposes the separate listing of DCH Holdings as it believes that the separate listing of DCH Holdings will be beneficial to the Group for the following reasons:

- the Proposed Spin-off could unlock the value of DCH Holdings and investors would be able to appraise and assess the performance and potential of DCH Holdings separate and distinct from that of CITIC Pacific. CITIC Pacific is expected to remain a major shareholder of DCH Holdings after the listing, and to benefit from any enhanced value of DCH Holdings through the Proposed Spin-off; and

- the Proposed Spin-off is expected to comprise sale of the Sale DCH Shares and subscription of the New DCH Shares. Proceeds from the sale and subscription may also provide funding to the Group and DCH Holdings to make further development in their businesses respectively.

The Board also considers that such listing will also be beneficial to DCH Group for the following reasons:

- It provides flexibility to the DCH Group in raising future funds from the capital markets to support its growth through continuing organic expansion as well as acquisitions.

- It enables the DCH Group to take advantage of the significant global growth potential by attracting new investors who are seeking investment opportunities in a conglomerate engaged in a broad range of businesses.

**6. Relationship between the Retained Group and DCH Group**

The Shares were listed on the Stock Exchange in 1986. The principal businesses and operations of the Retained Group comprise manufacturing of special steel, iron ore mining, property development and investment, and infrastructure (such as power generation, aviation, civil infrastructure and communications).

DCH Group is a diversified business conglomerate in motor vehicle sales, motor vehicle-related business and services, sales of food and consumer products, as well as logistics services supported by integrated distribution platforms and with a well-established base and network in Mainland China, Hong Kong and Macao.

As of the Latest Practicable Date, CITIC Pacific is beneficially interested in 100% of the issued share capital of DCH Holdings. Immediately following completion of the Proposed Spin-off, CITIC Pacific will own 56.6% of the issued share capital of DCH Holdings (assuming that the Over-allotment Option is not exercised) or approximately 50.1% of the issued share capital of the Company (assuming that the Over-allotment Option is exercised in full) and DCH Holdings will remain a subsidiary of CITIC Pacific.

The Board is satisfied that DCH Holdings can carry on business independently of the Retained Group and its associates after the Listing. Detailed information on DCH Holdings' management composition and relationship with CITIC Pacific will be set out in the Prospectus.

CITIC Pacific is expected to execute a non-competition undertaking in favour of DCH Holdings to the effect that at any time during which DCH Shares are listed on the Stock Exchange and for so long as CITIC Pacific and its associates together hold, whether individually or taken together, 30% or more of the issued share capital of DCH Holdings or are otherwise regarded as a controlling shareholder of DCH Holdings under the Listing Rules, (i) CITIC Pacific will not engage, and will procure its subsidiaries (excluding DCH Holdings, CITIC 1616 Holdings Limited and their respective subsidiaries) not to engage, on its own account or with each other or in conjunction with or on behalf of any person, firm or company, carry on or be engaged in, concerned with or interested in, directly or indirectly, whether as a shareholder (other than being a director or a shareholder of DCH Holdings, CITIC 1616 Holdings Limited and their respective subsidiaries), partner, agent or otherwise, in the trading and distribution of motor vehicles, food commodities, fast moving consumer goods and consumer products and provision of logistics services as now engaged in by the DCH Holdings and to be disclosed in the Prospectus, or in any other business that may compete, directly or indirectly, with such business ("**Restricted Activity**"); and (ii) in the event that any opportunity is made available to CITIC Pacific to invest in any independent third party business which is engaged in the Restricted Activity (an "**Investment Opportunity**"), CITIC Pacific will use its best efforts to procure that such Investment Opportunity is offered to the DCH Group and the DCH Group shall have a right of first refusal in respect of such Investment Opportunity.

The restrictions which CITIC Pacific agreed to undertake as mentioned above do not apply to the following:

(a) Restricted Activity conducted by joint ventures between CITIC Pacific and Wal-Mart China from time to time where CITIC Pacific does not have management control and the right to appoint the majority of the board of directors; or

(b) CITIC Pacific or its associates holding or being interested in shares or other securities in any company which conducts or is engaged in any Restricted Activity (a "**Subject Company**"); provided that (i) such shares or securities are listed on a recognised stock exchange and (ii) the aggregate equity interest or number of shares held by CITIC Pacific and its associates do not exceed 10% of the issued capital or issued shares of the Subject Company, and (iii) CITIC Pacific and its associates do not have board or management control of the Subject Company.

It is CITIC Pacific's stated strategy to pursue development of its core businesses, which it actively manages to leverage off its expertise, such as special steel manufacturing, iron ore mining, property development and investment, and power generation. CITIC Pacific intends to hold its remaining interest in DCH Holdings after completion of the Proposed Spin-off as a long term investment. The non-competition undertaking proposed to be given by CITIC Pacific as set out above provides a clear delineation between the business of CITIC Pacific and DCH Holdings going forward, and CITIC Pacific does not expect there to be any material adverse impact on CITIC Pacific as a result.

**7. Conditions**

Pursuant to the Listing Rules, DCH Holdings is regarded as a major subsidiary of CITIC Pacific. The reduction of CITIC Pacific's equity interests in DCH Holdings as a result of the Proposed Spin-off is considered to be material and will constitute a discloseable transaction of CITIC Pacific under the Listing Rules. The Proposed Spin-off will be conditional upon, among other things, the following:

(i) the Shareholders passing an ordinary resolution at the Extraordinary General Meeting to approve the Proposed Spin-off;

(ii) publication of the Prospectus;

(iii) the Listing Committee granting approval for the listing of, and permission to deal in, all the DCH Shares in issue and to be issued pursuant to the Global Offering and any DCH Shares which may be issued pursuant to the exercise of the options granted under the Share Option Schemes;

(iv) the Offer Price having been agreed between the Selling Shareholder, DCH Holdings and the Global Coordinator (on behalf of the Underwriters) and the due execution and delivery of the Underwriting Agreements; and

(v) the Underwriting Agreements becoming and remaining unconditional (including, if relevant, as a result of the waiver of any conditions by the Global Coordinator, on behalf of the Underwriters) and such obligations not being terminated in accordance with the terms of the Underwriting Agreements, on or before the dates and times to be specified therein.

If the above conditions and other applicable conditions are not fulfilled or waived prior to the dates and times to be specified, the Proposed Spin-off will not proceed and the Stock Exchange will be notified immediately and an announcement will be published by CITIC Pacific as soon as practicable thereafter.

**D. PREFERENTIAL OFFER**

It has been proposed that, if and when the Proposed Spin-off materialises, Qualifying Shareholders shall be entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 25 existing Shares held by them on 3 October 2007 (i.e. the Record Date).

Subject to the Proposed Spin-off becoming unconditional, sufficient number of Reserved Shares will be made available for subscription by Qualifying Shareholders at the Offer Price under the Preferential Offer.

It is currently estimated that the Qualifying Shareholders are entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 25 existing Shares held by them as at 4:30 p.m. on the Record Date. However, the aforesaid is only an estimate and the final Assured Entitlement will depend on the number of Shares held by Qualifying Shareholders on the Record Date.

With a view to maximising the percentage of DCH Shares in the hands of the public immediately after the Global Offering, CITIC HK, Mr.Yung Chi Kin (Chairman of CITIC Pacific) and Mr. Fan Hung Ling (Managing Director of CITIC Pacific) have indicated that they (together with subsidiaries of CITIC HK) would not take up any Reserved Shares to the extent that they are Qualifying Shareholders and DCH Holdings will not allocate any Reserved Shares to them.

In order to apply for the Reserved Shares under the Preferential Offer, Qualifying Shareholders will be required to complete a blue application form which will be despatched, together with an electronic copy of the Prospectus on CD-ROM, in due course to each Qualifying Shareholder who is entitled to apply for the Reserved Shares.

The Prospectus, if and when despatched to Shareholders, will be in electronic copy on CD-ROM. The Prospectus, if and when published, will also be posted on the Stock Exchange's website at www.hkex.com.hk. No printed copies of the Prospectus will be despatched to Shareholders.

Overseas Shareholders who are excluded in compliance with the requirements set out in Rule 13.36(2) of the Listing Rules will not be entitled to any Reserved Shares. Any Qualifying Shareholder holding less than 25 Shares will not be entitled to apply for the Reserved Shares on an assured basis. Qualifying Shareholders will be permitted to apply for a number of Reserved Shares which is greater than, less than, or equal to, their Assured Entitlements under the Preferential Offer. A valid application in respect of a number of Reserved Shares less than or equal to a Qualifying Shareholder's Assured Entitlement will be accepted in full, subject to the terms and conditions set out in the Prospectus and the blue application forms.

Where a Qualifying Shareholder applies for a number of Reserved Shares which is greater than his or her Assured Entitlement, his or her Assured Entitlement will be satisfied in full, subject as mentioned above, but the excess portion of such application will only be met to the extent that there are sufficient available Reserved Shares resulting from other Qualifying Shareholders with an Assured Entitlement declining to take up all or some of their Assured Entitlements.

Qualifying Shareholders may, in addition to applying for Reserved Shares, also make one application for DCH Shares under either the International Placing or the Public Offer. The Global Coordinator, on behalf of the underwriters, will allocate any Reserved Shares not taken up by Qualifying Shareholders first to satisfy the excess applications for the Reserved Shares from Qualifying Shareholders by way of balloting on a fair and reasonable basis (which would mean that some applicants may be allotted more DCH Shares than others who have made excess application in respect of the same number of DCH Shares and that applicants who are not successful in the ballot may not receive any DCH Shares beyond the Assured Entitlement), and thereafter, at the discretion of the Global Coordinator, to the Public Offer. Save for the above, the Preferential Offer will not be subject to the clawback arrangement between the International Placing and the Public Offer.

Shareholders should note that Assured Entitlements to Reserved Shares may not represent a multiple of a full board lot, which is currently proposed to be 1,000 DCH Shares, and will be rounded down to the closest whole number if required, and that dealings in odd lots of DCH Shares may be at a price below the prevailing market price for full board lots. Assured Entitlements to the Reserved Shares will not be transferable and there will be no trading in nil paid entitlements on the Stock Exchange. Any DCH Shares issued pursuant to the Preferential Offer will be deemed fully paid and ranked pari passu in all respects with other DCH Shares then in issue.

## E. CLOSURE OF REGISTER

The register of members of CITIC Pacific will be closed from 9:00 a.m. to 4:30 p.m. on 3 October 2007 (or such later date(s) as the Board may determine and announce) for the purpose of determining the entitlement of Qualifying Shareholders to the Preferential Offer. No transfer of Shares may be registered during that period. The last day for dealing in the Shares cum-entitlements to the Preferential Offer is expected to be on 27 September 2007. In order to qualify for the Preferential Offer, all transfers must be lodged with the Registrar by no later than 4:30 p.m. on 2 October 2007 (or such later date as the Board may determine and announce).

## F. SHARE OPTION SCHEMES

It is proposed that DCH Holdings will adopt two share option schemes, namely, the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme. The purpose of the Share Option Schemes is to attract and retain the best quality personnel for the development of DCH Holdings' businesses; to provide additional incentives to DCH Employees and to promote the long term financial success of DCH Holdings by aligning the interests of Grantees to holders of DCH Shares. The adoption of the Share Option Schemes will enable DCH Holdings to recognise the contributions of certain directors and employees of DCH Group and to incentivise them going forward. The Pre-IPO Share Options are proposed to be granted prior to completion of the Proposed Spin-off to recognise the contributions of certain directors and employees of DCH Group to the growth of DCH Group and to incentivise them going forward.

The subscription price per DCH Share of the Pre-IPO Share Options will be the Offer Price. No options will be offered or granted under the Pre-IPO Share Option Scheme after commencement of dealings in DCH Shares on the Stock Exchange.

No options will be granted under the Post-IPO Share Option Scheme prior to the commencement of dealings in DCH Shares on the Stock Exchange.

Insofar as CITIC Pacific is concerned, the Share Option Schemes constitute share option schemes governed by Chapter 17 of the Listing Rules. The adoption of each Share Option Schemes needs to be approved by the Shareholders passing an ordinary resolution at the Extraordinary General Meeting to approve the relevant Share Option Schemes.

On each grant of options under the Share Option Schemes, the board of directors of DCH Holdings will specify the subscription price and any minimum holding period or performance targets which apply to the options. These criteria will enable the board of directors of DCH Holdings to provide appropriate incentive and reward to grantees of the options. A summary of the principal terms of the Share Option Schemes is set out in Appendix I to this circular.

The Directors consider that it is not appropriate to state the value of all options that can be granted pursuant to the Post-IPO Share Option Scheme as if they had been granted at the Latest Practicable Date. The Directors believe that any statement regarding the value of the options as at the Latest Practicable Date will not be meaningful to Shareholders, taking into account the number of variables which are crucial for the calculation of the option value which have not been determined. Such variables include the exercise price, exercise period, any lock-up period, any performance targets set and other relevant variables.

Subject to adoption of the Pre-IPO Share Option Scheme, options will be proposed to be granted under the Pre-IPO Share Option Scheme to recognise the contributions of certain directors and employees of the DCH Group to the growth of DCH Group and to incentivise them going forward. As at the latest Practicable Date, options to subscribe for an aggregate of 18,000,000 DCH Shares at a subscription price equal to the Offer Price are proposed to be granted to about 64 grantees under the Pre-IPO Share Option Scheme, details of such grant will be set out in the Prospectus.

The valuation of options to be granted under the Pre-IPO Share Option Scheme was conducted based on the Binomial Model by Watson Wyatt with the following data and assumptions:

| **Scenario** | **1** | **2** | **3** |
|---|---|---|---|
| Assumed Share Price at the Grant Date/Exercise Price | HK$4.55 | HK$5.22 | HK$5.88 |
| Contractual Life | | 5 years | |
| Expected Volatility | | 30% per annum | |
| Expected Dividend | | 2% per annum | |
| Rate of Leaving Service | | 4% per annum | |
| Early Exercise Assumption | | Option holders will exercise their options when the share price is at least 160% of the exercise price | |
| Risk-free Rate of Interest | | 4.38% per annum | |

*Notes:*

(i) The volatility rate of the share price of DCH Holdings was determined with reference to the historical movements of its comparators' share prices.

(ii) Taking into account the probability of early exercise behaviour and rate of leaving service stated above, the average expected term of the Grant was determined to be 3.5 years.

(iii) The risk-free rate of interest with expected term shown above was taken to be the linearly interpolated yield of the Hong Kong Exchange Fund Notes as at 24 July 2007.

The fair values per share of option for Scenario 1, 2 and 3 are HK$1.08, HK$1.24 and HK$1.40 respectively.

The result of the Binomial Model can be materially affected by changes in the aforesaid assumptions so an option's actual value may differ from the estimated fair value of the options due to limitations of the Model.

All the options forfeited before expiry of the Pre-IPO Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Pre-IPO Share Option Scheme. The options granted under the Pre-IPO Share Option Scheme are only exercisable 6 months after the Listing Date.

Each option has a 5-year exercise period from the date of the offer of the option. Save for the number of DCH Shares which may be subscribed for pursuant to the exercise of options and the vesting periods of the options granted, each option so granted under the Pre-IPO Share Option Scheme has the same terms and conditions.

Save as disclosed above, no options have been granted or agreed to be granted by DCH Holdings under the Pre-IPO Share Option Scheme as at the Latest Practicable Date.

## G. EXTRAORDINARY GENERAL MEETING

As the interests of all Shareholders (including the controlling shareholder of CITIC Pacific) in relation to the Proposed Spin-off are not different, all Shareholders are entitled to vote on the Proposed Spin-off. All Shareholders are also entitled to vote on the adoption of the Share Option Schemes.

A notice convening the Extraordinary General Meeting to be held on Wednesday, 3 October 2007 at 3:30 p.m. at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong is set out at the end of this circular. Whether or not you intend to attend the Extraordinary General Meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return the same to the share registrars of CITIC Pacific at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof should you so wish.

## H. RECOMMENDATIONS

The Directors are of the view that the terms of the Proposed Spin-off and the Share Option Schemes are fair and reasonable so far as the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole and accordingly recommend the Shareholders to vote in favour of the ordinary resolutions to approve the Proposed Spin-off and transactions contemplated thereunder and the Share Option Schemes as set out in the notice of Extraordinary General Meeting at the end of this circular.

Your attention is drawn to (a) the letter from the Independent Board Committee set out on page 21 of this circular which contains the recommendation of the Independent Board Committee to the Shareholders regarding the Proposed Spin-off, and (b) the letter from Commerzbank containing its

advice and the principal factors and reasons taken into consideration by them in arriving at its advice regarding the Proposed Spin-off is set out on pages 22 to 35 of this circular. The Directors fully agree with the advice of Commerzbank.

The Independent Board Committee comprises Mr. Alexander Reid Hamilton and Mr. Hansen Loh Chung Hon. Mr. Hamilton Ho Hau Hay, an independent non-executive director of CITIC Pacific, is also a non-executive director of DCH Holdings. Mr. Norman Ho Hau Chong, another independent non-executive director of CITIC Pacific, is the brother of Mr. Hamilton Ho Hau Hay. To avoid any appearance of conflict of interests, both Mr. Ho have agreed not to sit on the Independent Board Committee.

The Independent Board Committee, having taken into account the advice of Commerzbank, considers that the Proposed Spin-off is fair and reasonable and in the interests of CITIC Pacific and the Shareholders as a whole.

Accordingly, the Independent Board Committee recommends the Shareholders to vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting to approve, if thought fit, the Proposed Spin-off and the transactions contemplated thereunder.

## I. GENERAL

BNP Paribas has been appointed as the Global Coordinator and Sponsor of the Global Offering. The Board expects that the Prospectus containing, among other matters, details of the Preferential Offer (including the basis of allocation) will be despatched to Qualifying Shareholders in due course.

## J. ADDITIONAL INFORMATION

This circular is being distributed to Shareholders only. This circular does not constitute an offer or invitation to subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation. Neither this circular nor anything contained herein shall form the basis of any contract or commitment whatsoever.

In connection with the Global Offering, the price of DCH Shares may be stabilised in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). Details of any intended stabilisation and how it will be regulated under the SFO will be contained in the Prospectus.

Your attention is drawn to the additional information contained in the appendices to this circular.

Yours faithfully,
By Order of the Board
**CITIC Pacific Limited**
**Larry Yung Chi Kin**
*Chairman*

CITIC PACIFIC

# CITIC Pacific Limited
# 中信泰富有限公司

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

**(Stock Code: 267)**

17 September 2007

*To the Shareholders*

Dear Sir or Madam,

**DISCLOSEABLE TRANSACTION IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF DAH CHONG HONG HOLDINGS LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND PROPOSED SHARE OPTION SCHEMES FOR DAH CHONG HONG HOLDINGS LIMITED**

We have been appointed as members of the Independent Board Committee to advise you in connection with the Proposed Spin-off, details of which are set out in the "Letter from the Board" in the circular dated 17 September 2007 (the "**Circular**"), of which this letter forms part. Terms used in this letter shall have the same meanings as given to them in the Circular unless the context otherwise requires.

Your attention is also drawn to the "Letter from Commerzbank" concerning its advice to us regarding the Proposed Spin-off as set out on pages 22 to 35 of the Circular. Having considered the advice given by Commerzbank, and the principal factors and reasons taken into consideration by Commerzbank in arriving at its advice, we are of the opinion that the terms of the Proposed Spin-off are fair and reasonable so far as the Shareholders are concerned and that the Proposed Spin-off is in the interests of CITIC Pacific and the Shareholders as a whole. We, therefore, recommend the Shareholders to vote in favour of the relevant ordinary resolution(s) to be proposed at the Extraordinary General Meeting as set out in the notice convening such meeting set out at the end of the Circular.

Yours faithfully,
For and on behalf of the
*Independent Board Committee*

| | |
|---|---|
| **Alexander Reid Hamilton** | **Hansen Loh Chung Hon** |
| *Independent Non-Executive Director* | *Independent Non-Executive Director* |

德 國 商 業 銀 行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

17 September 2007

*To: the Independent Board Committee and*
*the Shareholders of CITIC Pacific Limited*

Dear Sirs

**PROPOSED SPIN-OFF AND SEPARATE LISTING OF DAH CHONG HONG HOLDINGS LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE**

**INTRODUCTION**

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Shareholders in connection with the Proposed Spin-off of DCH Holdings, a wholly-owned subsidiary of the Company. Details of the Proposed Spin-Off, including the proposed structure of the Global Offering, are set out in the letter from the Board as contained in the circular to the Shareholders dated 17 September 2007 (the "Circular") of which this letter forms a part. Unless otherwise defined herein, terms used in this letter shall have the same meanings as those defined in the Circular.

DCH Group is a diversified business conglomerate principally engaged in (i) sales of motor vehicles, motor vehicle related business and services; (ii) sales of food and consumer products, as well as (iii) logistics services, supported by integrated distribution platforms by leveraging a well-established network in the PRC, Hong Kong and Macao. As disclosed in the Circular, the Proposed Spin-off and the Global Offering will result in the separate listing of the DCH Shares on the Main Board of the Stock Exchange and it is expected that the Company's interests in the enlarged issued share capital of DCH Holdings are expected to decrease to approximately 56.6% (assuming the Over-allotment Option is not exercised) or 50.1% (assuming the Over-allotment Option is exercised in full). Since each of the total assets and revenue of DCH Holdings represents more than 5% of the Company's consolidated total assets and revenue, respectively, DCH Holdings is considered a major subsidiary of the Company under the Listing Rules. In addition, as the relevant percentage ratios (as defined under the Listing Rules) with respect to the Proposed Spin-off is expected to be more than 5% but less than 25%, the Proposed Spin-off will constitute a material dilution of the Company's interest in DCH Holdings and a discloseable transaction under Chapter 14 of the Listing Rules. Accordingly, the Proposed Spin-off is subject to approval from the Shareholders under paragraph 3(e)(1)(ii) of Practice Note 15 of the Listing Rules.

The Board currently comprises 18 Directors, with Messrs. Larry Yung Chi Kin, Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande as the executive Directors; Messrs. Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (an alternate Director to Mr. André Desmarais) as the non-executive Directors, and Messrs. Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong as the independent non-

executive Directors. Since Mr. Hamilton Ho Hau Hay is the non-executive director of DCH Holdings and Mr. Norman Ho Hau Chong is the brother of Mr. Hamilton Ho Hau Hay, to avoid any appearance of conflict of interests, both Mr. Hamilton Ho Hau Hay and Mr. Norman Ho Hau Chong have agreed not to sit on the Independent Board Committee. Accordingly, an Independent Board Committee comprising only Messrs Alexander Reid Hamilton and Hansen Loh Chung Hon has been formed for the purpose of making recommendation to the Shareholders as to whether the terms of the Proposed Spin-off are fair and reasonable and whether the Proposed Spin-off is in the interest of the Company and the Shareholders as a whole and advising the Shareholders as how they should vote on the relevant resolutions relating to the Proposed Spin-off at the Extraordinary General Meeting ("EGM"). We, Commerzbank AG Hong Kong Branch, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Shareholders on the terms of the Proposed Spin-off and as to whether they are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company. We have assumed that all information and facts supplied to us by the Company are true, complete and accurate in all material respects and we have relied on the same. Also, we have relied on the representations made by the Directors that having made all due enquiries and careful decisions, and to the best of their information, knowledge and belief, there is no other fact or representation or the omission of which would make any statement contained in the Circular misleading. In addition, we have reviewed, inter alia, the relevant financial information of DCH Holdings and the Company including the published annual report of the Company. We have also assumed that all information, statements and representations made or referred to in the Circular, which have been provided to us by the Company, and for which it is wholly responsible, are true, complete and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular.

We consider that we have (i) taken reasonable steps as required under Rule 13.80 of the Listing Rules in obtaining all necessary information from the Company and (ii) reviewed sufficient information to enable us to reach an informed view regarding the Proposed Spin-off to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances, which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Company; nor have we conducted any independent in-depth investigation into the business and affairs of the Company and its respective associates.

## PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in relation to the Proposed Spin-off, and giving our independent financial advice to the Independent Board Committee and the Shareholders, we have taken into account the following principal factors:

### 1. Principal Business Activities of the Group and the DCH Group

The Group has a long operating history and the Shares were listed on the Stock Exchange in 1986. The principal business operations of the Group comprise five well established businesses, namely, manufacturing of special steel, iron ore mining, property development and investment, infrastructure (such as power generation, aviation, civil infrastructure and communications) and marketing and distribution. Over the past three years, the Group recorded turnover of approximately HK$22,912 million, HK$26,564 million and HK$47,049 million for the years ended

31 December 2004, 2005 and 2006, respectively. For the years ended 31 December 2004, 2005 and 2006, the profit attributable to Shareholders amounted to approximately HK$3,534 million, HK$3,989 million and HK$8,272 million respectively.

DCH Group also has a long operating history and is a diversified business conglomerate principally engaged in (i) motor vehicles sales, motor vehicle related business and services; (ii) sales of food and consumer products, as well as (iii) logistics services, supported by integrated distribution platforms and a well-established base and network in the PRC, Hong Kong and Macao. For the three years ended 31 December 2004, 2005 and 2006, the audited consolidated net profits attributable to the shareholders of DCH Holdings amounted to approximately HK$238 million, HK$242 million and HK$322 million, respectively, and the audited consolidated net assets (after deducting minority interest) of the DCH Group as at 31 December 2005 and 2006 amounted to approximately HK$3,377 million and HK$3,656 million respectively. Set out below is the brief description of DCH Group's principal business:

*(i) Sale of motor vehicles and provision of related services*

DCH Group is one of the largest major distributors in Hong Kong and distributes a wide range of vehicles. DCH Group has been granted distributorship for 11 brands of motor vehicles in Hong Kong, comprising various middle to upper class of European and Japanese vehicles brands and accounted for approximately 27% of the brand new vehicle market in Hong Kong in 2006. In addition, DCH Group distributes 17 imported and domestically manufactured vehicles brands in the PRC through its subsidiaries and contractual arrangements with local partners, including 29 4S outlets in 10 major cities in the PRC where 21 of which are operated under city dealership. DCH Group is now a leading motor group in Hong Kong and Macao and is pursuing a strategy to be one of the leaders on the PRC market.

In addition to selling motor vehicles, DCH Group also provides an extensive range of motor related services such as after sales service and inspection, parts retail and distribution, leasing and fleet management, and aviation ground supporting services.

*(ii) Trading and distribution of food and consumer products*

DCH Group is a major distributor of over 500 food commodities from various countries, such as frozen beef from United States of America and frozen pork and poultry from Brazil, and approximately 700 fast moving consumer goods from 28 countries, such as sports drink, tonic drink and confectionery. DCH Group also has an extensive distribution network comprising more than 5,000 customers in Hong Kong and Macao, and more than 10,000 customers in the PRC, which are mainly in the food service, retail and wholesale industries in the PRC, Hong Kong and Macao as well as overseas markets in Japan and Singapore. In addition, DCH Group has a significant presence in the Hong Kong frozen food retail market with its 48 DCH Food Mart outlets and 4 DCH Food Mart Deluxe outlets.

*(iii) Logistics services*

Leveraging on the well established core businesses of DCH Group which provided DCH Group with a diversified and broad client base and customer information database as well as a well developed distribution network to serve its existing businesses and third party

customers, including but not limited to fast moving consumer goods ("FMCG") suppliers, food service operators, retailers and hoteliers. As such, the Group sees great potential for growth in its logistics business as its customer base provides a one-stop brand building and penetration platform to the Hong Kong, Macao and the PRC markets for FMCG brand owners, especially in the imported branded food products segment. Coupled with the Group's strong national distribution network in the PRC, the Group aims to provide food supply chain management services to its customers in the catering and hospitality sectors. As consumer spending in the PRC continues to increase and more manufacturers opt to outsource their logistics procurement operations to professional logistics services providers, the Group believes that supply chain management services and logistics business offer strong growth potential in the coming years.

**2. Benefits of the Proposed Spin-off**

As disclosed in the section headed "Letter from the Board" in the Circular, the Global Offering is expected to comprise sale of Sale DCH Shares held by the Company and offer of New DCH Shares to be issued by DCH Holdings. The total number of issued DCH Shares upon completion of the Proposed Spin-off is proposed to be 1,800,000,000 DCH Shares. The number of Sale DCH Shares and New DCH Shares (assuming the Over-allotment Option is not exercised) are tentatively to be 601,200,000 Sale DCH Shares and 180,000,000 New DCH Shares respectively. However, as the final structure of the Proposed Spin-off has not yet been confirmed, the above mentioned number of DCH Shares, the Offer Price, the exact size of the Global Offering, the exact apportionment between the Public Offer and the International Placing and the terms of the Underwriting Agreement are yet to be determined.

Based on the above proposed structure of the Global Offering, it is expected that immediately after completion of the Proposed Spin-off, the Company is expected to have approximately 56.6% interest in the enlarged issued share capital of DCH Holdings (assuming the Over-allotment Option is not exercised) or approximately 50.1% interest in the enlarged issued share capital of DCH Holdings (assuming the Over-allotment Option is exercised in full). On this basis, it is expected that the shareholding structure of DCH Holdings before and after the Proposed Spin-off will be as follows:

**Shareholding Structure before the Proposed Spin-off** | **Shareholding Structure after the Proposed Spin-off**


Company
100%
DCH Holdings
Company
Public Shareholders
56.6%
(50.1%)
43.4%
(49.9%)
DCH Holdings

*Note 1: percentage in brackets denotes the percentage of shareholding upon full exercise of the Over-allotment Option*

*Note 2: assuming no options granted under the Share Option Schemes are exercised*

Despite the substantial deduction of the Company's interest in the enlarged issued share capital of DCH Holdings, we consider both the Group and DCH Holdings will be benefited from the Proposed Spin-off for the following reasons:

*(i) Delineation of business*

Upon completion of the Proposed Spin-off, DCH Holdings will become a separate listed group (but is expected to remain as a subsidiary of the Company) and allows complete delineation of its trading and distribution business from the spectrum of businesses engaged by the Retained Group (as defined in the Circular). As such, it will enable the Retained Group to concentrate to develop the potentials of its other core business, whilst at the same time, DCH Group will be able to establish its identity and provide investors an opportunity to value and invest in DCH Holdings as a key market player in the trading and distribution industry.

*(ii) Enhancing the financial flexibility of DCH Group*

The Proposed Spin-off will enable DCH Holdings to raise its own equity/debt capital from the market and take advantages of its growth potential to attract new investors who are seeking investment opportunities in a conglomerate engaged in the business of motor vehicle and consumer goods business. Accordingly, it will provide DCH Group with additional financial flexibility and a more diversified funding sources to finance its existing operations, capital expenditure and to support its growth through continuing organic expansion as well as acquisition. All of these will lower the financial reliance of DCH Holdings on the Group, and the Retained Group will be able to deploy more of its internal resources for the development of its other core businesses.

*(iii) Additional working capital from the proceeds of the Global Offering*

As disclosed in the sub-section headed "Proceeds and intended use thereof" in the section headed "Letter from the Board" in the Circular, the Global Offering is expected to comprise sale of Sale DCH Shares owned by the Group and the offer of New DCH Shares to be issued. Assuming DCH Holdings' market capitalisation will be valued in the range of approximately HK$8.2 billion to HK$10.6 billion, it is expected that, the total net proceeds of the Global Offering, after deducting the underwriting fees and related expenses (assuming the Over-allotment Option is not exercised), are estimated to be in the range of approximately HK$3.3 billion to HK$4.3 billion. The net proceeds payable to the Company and DCH Holdings will be respectively in the proportion to the number of Sale DCH Shares and New DCH Shares, which is tentatively decided to be in the ratio of 601,200,000:180,000,000. In the event that the Over-allotment Option is exercised in full, the net proceeds of the Global Offering will be increased to the range of approximately HK$3.8 billion to approximately HK$5.0 billion (after deducting proportionate underwriting fees and related expenses).

With regard to DCH Holdings, it is estimated that net proceeds in the range of approximately HK$0.8 billion to HK$1.0 billion will be obtained from the Global Offering. DCH Holdings intends to use such net proceeds from the Global Offering for the following purposes:

- approximately 46% for expansion of DCH Group's motor vehicle business for the next three years;
- approximately 23% for expansion of DCH Group's food and consumer products trading business for the next three years;
- approximately 30% for expansion of DCH Group's logistics and food supply chain business for the next three years;
- the balance in an amount of not more than 10% of the aggregate proceeds as funding for general working capital and general corporate uses.

*(iv) Share Option Schemes*

As disclosed in the section headed "Letter from the Board" in the Circular, it is proposed that DCH Holdings will adopt the Share Option Schemes comprising the Pre-IPO Share Option Scheme and the Post-IPO Share Option Scheme. Except for those specified in Appendix I of the Circular, the principal terms of the Pre-IPO Share Option Scheme are substantially the same as the Post-IPO Share Option Scheme, and are mainly for purposes of attracting and retaining the best quality personnel for the development of DCH Holdings' business and to provide additional incentives to employees of DCH Holdings and to promote the long term financial success of DCH Holdings by aligning the interests of the Grantees to the shareholders of DCH Holdings. Although it is noted that the Company has also had its own share incentive plan for similar purposes, the performance of the senior management and the employees of the DCH Group may not be readily reflected in the Share price. It is considered that the Share Option Schemes will provide greater incentive to the senior management and staff of the DCH Group to develop its business by making the performance of its business more transparent through the separate bench-marking from DCH Holdings' stock performance and linking part of its management's remuneration to its stock performance through the Share Option Schemes.

On the above basis, it is considered that despite there is a substantial dilution effect on the Group's shareholding in DCH Holdings, the Proposed Spin-off will nevertheless (i) unlock the value of DCH Holdings and allow the Group to realise its investment in DCH Group over the past years; (ii) improve the overall management and organisation structure of the Group and (iii) provide additional funding to both the Retained Group and DCH Group for their respective future development. We therefore consider that the potential dilution of the Group's interest in DCH Holdings is acceptable.

### 3. Effects of the Proposed Spin-off on the Group

As stated in the section headed "Letter from the Board" in the Circular, the exact size of the Global Offering is yet to be finalised. Accordingly, the financial effects of the Proposed Spin-off as discussed below are based on net proceeds to be raised from the Global Offering in the range of approximately HK$3.3 billion to approximately HK$4.3 billion (assuming Over-allotment Option is not exercised) or in the range of approximately HK$3.8 billion to approximately HK$5.0 billion (assuming the Over-allotment Option is exercised in full).

*(i) Effect on the net assets*

As stated in the section headed "Letter from the Board" in the Circular, based on the current structure of the Global Offering, the expected market capitalization of DCH Holdings and the proceeds from the Group's sale of Sale DCH Shares, it is expected that the Group will recognise a once-off gain as a result from the sale of its DCH Sale Shares and the offer of New DCH Shares to be issued by DCH Holdings under the Proposed Spin-off and Global Offering following completion of the Proposed Spin-off. Assuming that the Proposed Spin-off was completed as at 31 December 2006, for illustration purpose only, gain from the Global Offering to be recognized by the Group is estimated as follows:

| | | **Assuming the Over-allotment Option is not exercised**<br>*HK$' Billion*<br>*(Note 1)* | **Assuming the Over-allotment Option is exercised in full**<br>*HK$' Billion*<br>*(Note 1)* |
|---|---|---|---|
| Consolidated audited net assets after deducting minority interest | *(Note 2)* | 3.7 | 3.7 |
| ***Adjusted by:*** pre-listing dividend to be declared by DCH Holdings | | (0.9) | (0.9) |
| Adjusted net asset value of DCH Holdings before the Global Offering | | 2.8 | 2.8 |
| ***Adjusted by:*** estimated net proceeds from the Global Offering obtained by DCH Holdings | *(Note 3)* | 0.9 | 0.9 |
| Adjusted audited net asset value of DCH Holdings after the Global Offering | | 3.7 | 3.7 |
| The Group's attributable interest in the audited net asset of DCH Holdings upon completion of the Global Offering | | 2.1 | 1.9 |
| **Estimated gain on the Global Offering** | *(Note 4)* | 2.3 | 2.6 |
| Equity attributable to the Shareholders as at 31 December 2006 | | 46.5 | 46.5 |
| Percentage increase in the adjusted consolidated net asset value (after deducting the minority interest) of the Group after the Global Offering | | 4.9% | 5.6% |

*Note 1: assuming no options granted under the Share Option Schemes are exercised*

*Note 2: based on the audited financial statements of DCH Holdings*

*Note 3: for illustration purpose, net proceeds to be obtained by DCH Holdings is calculated based on the mid-point of the market capitalization in the range of HK$8.2 billion to HK$10.6 billion from the Global Offering*

*Note 4: comprised the proceeds to be obtained by the Group from the Global Offering (other than those obtained by DCH Holdings) and the difference between the Group's share of the net assets (after deducting the minority interest) of DCH Holdings before and after the Proposed Spin-Off and the Global Offering.*

Based on the above table, the net asset value (after deducting minority interest) of the Group would, among other things, be increased by approximately HK$2.3 billion (assuming the Over-allotment Option is not exercised), representing approximately 4.9% increase in the consolidated net asset value (after deducting the minority interest), or approximately HK$2.6 billion (assuming the Over-allotment Option is exercised in full), representing an increase of approximately 5.6% in the consolidated net asset (after deducting the minority interest) of the Group after the Global Offering. On the basis of the above, we are of the view that the Company and, indirectly, the Shareholders, will benefit from the improvement in the consolidated net asset value (after deducting the minority interest) of the Company resulting from the Proposed Spin-off and the Global Offering.

*(ii) Effect on earnings*

The effects of the Global Offering and the Proposed Spin-off on the future earning of the Group will depend on, amongst other things, the return generated from the proceeds raised from the Global Offering as well as the future business development of the business operations of the Group and the DCH Group.

As stated in the section headed "Letter from the Board" in the Circular, after the Proposed Spin-Off, the enlarged issued share capital of DCH Holdings is held as to 56.6% (assuming the Over-allotment Option is not exercised) or 50.1% (assuming the Over-allotment Option is exercised in full) by the Group, accordingly, DCH Holdings will remain a subsidiary of the Company and its financial results will be consolidated into those of the Company. However, the percentage share of earnings of DCH Holdings by the Company will be reduced from 100% to approximately 56.6% (assuming the Over-allotment Option is not exercised) or 50.1% (assuming the Over-allotment Option is exercised in full) in the consolidated financial results of the Company after completion of the Proposed Spin-off and the Global Offering.

As mentioned above, as a result of the Proposed Spin-off and the Global Offering, it is expected that the Company will record an once-off gain from the Global Offering, accordingly, such once-off gain will have a positive impact on the Company's earnings for the year ending 31 December 2007 (assuming completion of the Proposed Spin-off and Global Offering will be on or before 31 December 2007). However, the gain to be recognised by the Company due to the Proposed Spin-off and Global Offering will largely depend on the final pricing of the Global Offering.

Based on the audited consolidated profits attributable to the equity holders of the Company for the year ended 31 December 2006 of approximately HK$8,272 million, and the Company's share of the audited profits of DCH Holdings for the year ended 31 December 2006 amounted to approximately HK$322 million. It is estimated that approximately 3.9% of the Company's audited consolidated profit were attributable from the DCH Group.

Assuming the Proposed Spin-off was completed on 1 January 2006 and without taking into account the financial impact from the once-off gain from the Global Offering and the pre-listing dividend to be declared by DCH Holdings of HK$900 million, the decrease in the Company's shareholding in the enlarged issued share capital of DCH Holdings to 56.6% (assuming the Over-allotment Option is not exercised) or 50.1% (assuming the Over-allotment is exercised in full) will result in the profit attributable to the equity holder of the Company for the year ended 31 December 2006 being diluted by approximately 1.7% and 1.9% respectively.

It should be noted that the above analysis has not taken into consideration any new business opportunities and benefits (as discussed above) which the Proposed Spin-off and the Global Offering may possibly bring to the Group and DCH Group, in particular those which are consequential to the availability of the proceeds from the Global Offering and separate listing status of DCH Group. Having taken into account the improvement in the business structure (as discussed above), net assets, working capital and gearing position (as detailed below) of the Group after the Proposed Spin-off and Global Offering, on balance, we consider that the decrease in the profit attributable to the equity holder of the Company as illustrated above, is acceptable to the Shareholders.

In addition, as discussed in (i) above, the Global Offering is expected to result in an increase in net assets (after deducting minority interest) of the Group in the range of HK$2.3 billion (assuming the Over-allotment Option is not exercised) to HK$2.6 billion (assuming the Over-allotment Option is exercised in full) on the basis that the expected market capitalization of DCH Holdings is in the range of approximately HK$8.2 billion to HK$10.6 billion from the Global Offering. This represents an once-off gain as a result from the Global Offering and such gain is non-recurring in nature and shall be reflected in the profit and loss accounts of the Group for the year ended 31 December 2007 if the Share Offer and the Proposed Spin-off takes place therein. However, it should be noted that the aforesaid gain from the Global Offering is calculated based on a number of assumption, including, among other things, the Global Offering was completed on 31 December 2006 and has not taken into account the financial position of the DCH Group after 31 December 2006. Accordingly, the actual gain from the Global Offering to be recognised by the Group, which will be calculated by reference to the financial position of the DCH Group at the time of completion of the Global Offering, may be different from the above calculation.

*(iii) Effect on working capital of the Group*

As disclosed in the paragraph headed "Proceeds and intended use thereof" in the "Letter from the Board", the Global Offering Share Offer is expected to comprise sale of Sale DCH Shares and offer of New DCH Shares to be issued by DCH Holdings, and net proceeds to be raised from the Global Offering are estimated to be in the range of HK$3.3 billion to HK$4.3 billion (assuming the Over-allotment Option is not exercised) or HK$3.8 billion to HK$5.0 billion (assuming the Over-allotment Option is exercised in full). In view of the proposed structure of the Global Offering, it is expected that the additional new capital raised from the Global Offering will provide additional working capital to both the Group and the DCH Group. All of these, together with the fact that DCH Holdings will remain a subsidiary of the Company after the Proposed Spin-off with lesser reliance on the Group's financial support for its daily operations and future expansion, we are of the view that the working capital position of the Group will be improved as a result of the Proposed Spin-off and the Global Offering, which is in the interest of the Company and the Shareholders as a whole.

*(iv) Effect on the gearing position of the Group*

Based on the audited consolidated balance sheet of the Company as at 31 December 2006, the Group had shareholders equity fund of HK$46.5 billion and net debt (total debt less cash and bank deposits) of HK$14.6 billion. The total capital (being the total of the shareholders' equity fund and the net debt) of the Group as at 31 December 2006 was approximately HK$61.1 billion. The leverage ratio of the Group (calculated as a percentage of the net debt to the Group's total capital) as at 31 December 2006 was approximately 24%.

Given that DCH Holdings will obtain approximately HK$0.8 billion (assuming the Over-allotment Option is not exercised) to HK$1.0 billion (assuming the Over-allotment is exercised in full) from the Global Offering, and DCH Holdings will remain a subsidiary of the Company with its financial results remain being consolidated into those of the Group, it is expected that the cash position of the Group will increase by the same amount after the Proposed Spin-off and the Global Offering. Furthermore, the Group sale of the Sale DCH Shares will also allow the Company to obtain addition funding of approximately HK$2.5 billion to HK$3.3 billion (assuming the Over-allotment Option is not exercised) or HK$3.0 billion to HK$4.0 billion (assuming the Over-allotment is exercised in full).

On this basis, based on the financial position of the Group as at 31 December 2006 and taking into account the mid-point of the range of the estimated aggregate net proceeds of approximately HK$3.8 billion (assuming the Over-allotment Option is not exercised) to HK$4.4 billion (assuming the Over-allotment Option is exercised in full) to be obtained by the Group from the Global Offering, the total cash position of the Group will be improved by approximately HK$3.8 billion (assuming the Over-allotment Option is not exercised) to HK$4.4 billion (assuming the Over-allotment Option is exercised in full). On this basis, the Group's gearing ratio will be lowered to approximately 18.2% (assuming the Over-allotment Option is not exercised) or 17.2% (assuming the Over-allotment Option is exercised in full). In view of the aforesaid, we are of the view that the Proposed Spin-off and the Global Offering are beneficial to the Company and the Shareholders as a whole.

*(v) Business of the Group after the Proposed Spin-off*

After the Proposed Spin-off, in addition to the Group's over 50% interest in DCH Group, the Group will continue its business in the area of manufacturing of special steel, iron ore mining, property development and investment, infrastructure (such as power generation, aviation, civil infrastructure and communication). The operations of the DCH Group represents one distinct business amongst the wide range of businesses conducted by the Group. Given the Group's wide variety of delineated businesses, it is expected that the Proposed Spin-off will not result in any overlapping or competition with the Group's remaining business. Save for alignment of the group internal control, company secretarial, internal audit functions and tax compliance matters which are shared among the Group, it is expected that DCH Group will operate substantially independent of the Group.

As disclosed in the section headed "Letter from the Board" in the Circular, the audited consolidated profit attributable to the Shareholders (excluding the interest of the Group in DCH Holdings) for the three financial years ended 31 December 2004, 2005 and 2006 amounted to HK$3,296 million, HK$3,747 million and HK$7,950 million, respectively. In view of the level of profit attributable to the Group from its remaining business and the total assets deployed after the Proposed Spin-off, we are of the view that the Group remains to have a substantial and viable business after the Proposed Spin-off, generating a diversified mix of income flow from its remaining business.

**4. The Global Offering**

Pursuant to the Proposed Spin-off, issue of the New DCH Shares will represent approximately 10% of the enlarged issued share capital of DCH Holdings and will be made available to the Public Offer and the International Offer under the Global Offering. On the basis that DCH Holdings market capitalization will be valued in the range of approximately HK$8.2 billion to HK$10.6 billion and DCH Holdings' profit attributable to the Group of approximately HK$322 million for the year ended 31 December 2006, it is expected that the price-to-earning ratio ("PER") will be in the range of approximately 25 to 33.

We have discussed with the management of the Company and have been advised that the Global Offering is broadly determined on the basis of the following factors:

(i) the past financial performance of DCH Holdings;

(ii) the growth potential of DCH Holdings;

(iii) the performance of the securities market in Hong Kong and the general market sentiment towards the Global Offering (with reference to the offer statistics, the subscription results and the after market share price performance of the recent initial public offering in the market); and

(iv) the current trading multiples of the Company and market comparables as described below.

We have noted the following companies listed on the Main Board of the Stock Exchange that have certain parts of their operations that are engaged in business which are similar to those of the DCH Group, such as consumers trading, motor distribution or supply chain management/ logistics:

| | Stock Code | Average Price *(Note 1)* *(HK$)* | Historical earning per share *(Note 2)* *(HK$)* | PER *(Note 3)* *(x)* |
|---|---|---|---|---|
| *Retails* | | | | |
| GOME Electrical Appliances Holdings Limited | 493 | 11.81 | 0.41 | 28.80 |
| Lianhua Supermarket Holdings Co. Ltd | 980 | 10.74 | 0.42 | 25.57 |
| Convenience Retail Asia Limited | 8052 | 3.42 | 0.11 | 31.09 |
| *Food and Beverages* | | | | |
| China Resources Enterprise, Limited | 291 | 29.04 | 1.19 | 24.40 |
| Tingyi (Cayman Islands) Holding Corp | 322 | 8.92 | 0.21 | 42.43 |
| China Mingniu Dairy Company Limited | 2319 | 26.16 | 0.57 | 45.89 |
| China Yurun Food Group Limited | 1068 | 8.73 | 0.36 | 24.25 |
| *Supply Chain Management/Logistics* | | | | |
| Li & Fung Limited | 494 | 26.81 | 0.67 | 40.01 |
| Integrated Distribution Services Group Limited | 2387 | 23.28 | 0.59 | 39.46 |
| *Vehicle Distributors* | | | | |
| Lei Shing Hong Limited | 238 | 4.78 | 0.30 | 15.93 |
| Wo Kee Hong (Holdings) Limited | 720 | 0.95 | 0.03 | 31.67 |
| **Median** | | | | 31.09 |
| **Mean** | | | | 31.78 |
| **DCH Holdings** *(Note 4)* | | | | 25 to 33 |

*Source:* *Bloomberg and the respective annual reports of the Comparables*

*Note 1:* *based on the average price of the shares for the last 180 trading days up to and including the Latest Practicable Date*

*Note 2:* *historical earning per share of each Comparables is extracted from their respective annual reports for the year ended 31 December 2006.*

*Note 3:* *the price-to-earning ratio, being the average price of the shares for the last 180 trading days divided by the historical earning per share as stated in their respective annual report.*

*Note 4:* *based on the consolidated profit of DCH Holdings attributable to the Group for the year ended 31 December 2006 of HK$322 million and the market capitalization of the Global Offering in the range of HK$8.2 billion to HK$10.6 billion.*

Based on our analysis above, we noted that the PER based on the financial results of the comparable companies (the "Comparables") for the period ended 31 December 2006 ranged from approximately 15.9 to 45.9, with a mean of approximately 31.8 and a median of 31.1. Having taken into account the expected PER of DCH Holdings will be in the range of approximately 25 to 33, which is within the range of PER of the Comparables with the lower range smaller than the average PERs of the Comparables, we consider that if the DCH Shares are going to be offered at a historical PER which are comparable or higher than the mean and median historical PER of the Comparables as analysed from above, it will be beneficial to the Company and its Shareholders as a whole.

## PREFERENTIAL OFFER

Under paragraph 3(f) of Practice Note 15 of the Listing Rules, the Shareholders should be offered an Assured Entitlement to the DCH Shares, either by way of a distribution in specie of existing shares in DCH Holdings or by way of preferred application in any offering of existing new shares in DCH Holdings. In this regard, the Company has proposed that, if and when the Proposed Spin-off materializes, Qualifying Shareholders shall be entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 25 existing Shares held by them on 3 October 2007.

In order to assess for the reasonableness of the Assured Entitlement of the DCH Shares to be offered to the Qualifying Shareholders under the Preferential Offer, the following recent spin-off exercises ("Spin-off Exercises") for companies listed on the Stock Exchange have been identified for comparison:

| Date of Listing | Company Name | Stock Code | Assured Entitlement as a percentage of the shares offered *(Note)* |
|---|---|---|---|
| March 2004 | Tom Online Inc. | 8282 | 3.9% |
| June 2004 | Dah Sing Banking Group Limited | 2356 | 15.0% |
| October 2004 | Hutchison Telecommunication International Limited | 2332 | 4.9% |
| January 2005 | Dynasty Fine Wines Group Limited | 828 | 12.0% |
| October 2005 | One Media Group Limited | 426 | 7.0% |
| May 2006 | Tianjin Port Development Holdings Limited | 3382 | 10.6% |
| April 2007 | CITIC 1616 Holdings Limited | 1883 | 6.9% |
| July 2007 | New World Development Store China Limited | 825 | 5.0% |
| | **DCH Holdings** | | **5.7%** |

*Note: extracted from the prospectus of the respective companies.*

The Assured Entitlement offered to the shareholders under the Spin-off Exercises as a percentage to their respective total number of shares offered ranged from 3.9% to 15.0%. There will be approximately 5.7% of the shares offered of DCH Holdings available for subscription by Qualifying Shareholders at the Offer Price under the Preferential Offer assuming Over-allotment Option is not exercised. Given that the relevant percentage of DCH Holdings is comparable with other Spin-off Exercises, we consider that the size of the Preferential Offer is reasonable.

**CONDITIONS OF THE OFFERING**

Details of the conditions precedent of the Proposed Spin-off are detailed in the section headed "Letter of the Board" in the Circular. However, the Global Offering and the Proposed Spin-off are conditional on, among other things, the Shareholders passing an ordinary resolution at the EGM to approve the Proposed Spin-off. As the interest of all Shareholders are identical to each of them in respect of the Proposed Spin-off, all Shareholders (including the controlling Shareholders) are entitled to vote on the Proposed Spin-off. Pursuant to paragraph 3(e) of Practice Note 15 of the Listing Rules, in any case where the controlling Shareholder votes through a Proposed Spin-off proposal in face of significant minority opposition, the Stock Exchange would expect to receive a report from the independent financial adviser as to the discussion at the relevant general meeting.

In addition to the approval by the Shareholders of the Proposed Spin-off, the Share Offer and the Proposed Spin-off are also conditional on, among other things, the Listing Committee granting approval for the listing of the DCH Shares, and the obligations of Underwriters becoming unconditional and the Underwriting Agreements not being terminated. Accordingly, the Proposed Spin-off and the Share Offer may not proceed if the aforesaid and other applicable conditions are not fulfilled or waived.

**RECOMMENDATION**

Based on the above principal factors and reasons, we consider the terms of the Proposed Spin-off are fair and reasonable so far as the Shareholders are concerned and that the Proposed Spin-off is in the interest of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Proposed Spin-off.

Yours faithfully,
For and on behalf of
**Commerzbank AG Hong Kong Branch**

| | |
|---|---|
| **Kenneth Chan** | **Gaston Lam** |
| *Head of Corporate Finance — Asia Pacific* | *Corporate Finance — Asia Pacific* |

This appendix summarises the principal terms of the Share Option Schemes and does not form, nor is intended to be, part of the Share Option Schemes nor should it be taken as affecting the interpretation of the rules of the Share Option Schemes.

## PART A — PRE-IPO SHARE OPTION SCHEME

The principal terms of the Pre-IPO Share Option Scheme proposed to be approved and adopted by (i) written resolutions of all the shareholders of DCH Holdings; and (ii) ordinary resolutions of the Shareholders, are substantially the same as the terms of the Post-IPO Share Option Scheme (where applicable) except for the following principal terms:

(a) the subscription price per DCH Share shall be the Offer Price;

(b) no options will be offered or granted upon the commencement of dealings in the DCH Shares on the Stock Exchange;

(c) the grantee shall not, within 6 months from the Listing Date, exercise any of the options granted under the Pre-IPO Share Option Scheme;

(d) any exercise of option shall only become effective upon (i) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the DCH Shares to be issued pursuant to Pre-IPO Share Option Scheme; and (ii) the commencement of dealings in the DCH Shares on the Stock Exchange;

(e) the maximum number of DCH Shares in respect of which options may be granted under the Pre-IPO Share Option Scheme shall not exceed 18,000,000 DCH Shares, being 1% of the total number of issued DCH Shares immediately following the commencement of dealings in DCH Shares on the Stock Exchange; and

(f) the conditions precedent to the adoption of the Post-IPO Share Option Scheme shall not apply and any options granted or to be granted under the Pre-IPO Share Option Scheme shall lapse automatically should listing does not take place on or before 31 December 2008.

Application has been made to the Listing Committee for the approval of the listing of, and permission to deal in, DCH Shares to be issued pursuant to the exercise of the options proposed to be granted under the Pre-IPO Share Option Scheme.

## PART B — POST-IPO SHARE OPTION SCHEME

The following is a summary of the principal terms of the Post-IPO Share Option Scheme proposed to be approved and adopted by (i) written resolutions of all the shareholders of DCH Holdings; and (ii) ordinary resolutions of the Shareholders. For the purpose of this Part B of this Appendix I, references to the "Board" shall mean the board of directors of DCH Holdings or a duly authorised committee thereof, references to "Employee" shall mean any person employed by DCH Holdings or any subsidiary and any person who is an officer or director (whether executive or non-executive) of DCH Holdings or any subsidiary, references to "Grantee" shall mean any Employee who accepts an offer of the grant of an option in accordance with the terms of the Post-IPO Share Option Scheme or (where the context so requires) the legal personal representatives of such Employee. A Grantee shall not cease to be an Employee in case of (a) any leave of absence approved by DCH Holdings or the relevant subsidiary; or (b) transfer of employment between DCH Holdings and any subsidiary or any successor.

### (a) Purpose

The purpose of the Post-IPO Share Option Scheme is to attract and retain the best quality personnel for the development of DCH Holdings' businesses; to provide additional incentives to the Employee and to promote the long term financial success of DCH Holdings by aligning the interests of Grantees to shareholders of DCH Holdings.

### (b) Who may join

On and subject to the terms of the Post-IPO Share Option Scheme and the requirements of the Listing Rules, the Board may offer to grant an option to any Employee as the Board may in its absolute discretion select.

### (c) Approval of the shareholders or independent non-executive directors of CITIC Pacific

Insofar and for so long as (i) the Listing Rules so require; (ii) CITIC Pacific is the holding company of DCH Holdings; and (iii) the shares of CITIC Pacific are listed on the Stock Exchange, any provision in the Post-IPO Share Option Scheme requiring the approval of the shareholders or independent non-executive directors (as the case may be) of DCH Holdings shall be construed as also requiring the approval of the shareholders or independent non-executive directors (as the case may be) of CITIC Pacific. Where such provisions require DCH Holdings to issue a circular to its shareholders prior to seeking their approval, CITIC Pacific shall also issue a circular to its shareholders prior to seeking their approval.

### (d) Administration

The Post-IPO Share Option Scheme shall be subject to the administration of the Board. The Board's administrative powers include the authority, in its discretion:

(i) to select Employees to whom options may be granted under the Post-IPO Share Option Scheme;

(ii) to determine, subject to the requirements of the Listing Rules and the law, the time of the grant of options;

(iii) to determine the number of options;

(iv) to approve forms of option agreements;

(v) to determine the terms and conditions, not inconsistent with the terms of the Post-IPO Share Option Scheme and provided that such terms and conditions do not relax any limits imposed by the Listing Rules, of any option based in each case on such factors as the Board, in its sole discretion, shall determine to be stated in the letter controlling the offer of the grant of the option. Such terms and conditions may include, but are not limited to:

(i) conditions, restrictions or limitations relating to the achievement of operating or financial targets;

(ii) satisfactory performance by the Grantee;

(iii) the time or period when the right to exercise the option in respect of all or some of the DCH Shares the subject of the option will vest; and/or

(iv) that the DCH Shares to be allotted and issued upon exercise of the option may only be sold after DCH Holdings has been given 24 hours' previous written notice.

Without prejudice to the quality of the foregoing and subject to paragraph (g), the Board may grant options in respect of which the subscription price is fixed at different prices for certain periods during the option period provided that the subscription price shall not be less than that determined in accordance with paragraph (g).

(vi) to construe and interpret the terms of the Post-IPO Share Option Scheme and options granted pursuant to the Post-IPO Share Option Scheme;

(vii) to prescribe, amend and rescind rules and regulations relating to the Post-IPO Share Option Scheme, including rules and regulations relating to sub-schemes established for the purpose of qualifying for preferred treatment under foreign laws and for benefits intended solely for any particular type of Employees provided that administration of any such sub-schemes shall follow the requirements of the Listing Rules (including Chapter 17 of the Listing Rules);

(viii) subject to paragraph (x) to vary the terms and conditions of any option agreement (provided that such variation is not inconsistent with the terms of the Listing Rules and the Post-IPO Share Option Scheme).

**(e) Grant of option**

On and subject to the terms of the Post-IPO Share Option Scheme and the requirements of the Listing Rules (in particular as to grant of options to directors, chief executives and substantial shareholders of DCH Holdings or their respective associates), the Board shall be entitled at any time within 10 years commencing on the date of adoption of the Post-IPO Share Option Scheme to make an offer for the grant of an option to any Employee as the Board may in its absolute discretion select.

**(f) Payment on acceptance of option offer**

An offer shall remain open for acceptance by the Employee concerned for a period of 28 days from the date of the offer (or such longer period as the Board may specify in writing). HK$1.00 is payable by the Grantee to DCH Holdings on acceptance of the offer of the option. If such remittance is not made upon acceptance, acceptance of an offer shall create a promise by the relevant Grantee to pay to DCH Holdings HK$1.00 on demand.

**(g) Subscription price**

The subscription price in respect of any particular option shall be such price as the Board may in its absolute discretion determine at the time of grant of the relevant option but the subscription price shall not be less than whichever is the higher of (i) the closing price of the DCH Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing prices of the DCH Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a DCH Share.

**(h) Option period**

The period within which the DCH Shares must be taken up under an option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

**(i) Rights are personal to grantee**

An option shall be personal to the Grantee and shall not be assignable or transferable.

**(j) Rights attaching to DCH Shares allotted**

The DCH Shares to be allotted upon the exercise of an option shall be subject to all the provisions of the Articles of Association of DCH Holdings for the time being in force and will rank pari passu with the fully paid DCH Shares in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment.

**(k) Rights on retirement, death or total permanent physical or mental disability**

In the event of the Grantee ceasing to be an Employee by reason of his death; retirement under normal retirement conditions then prevailing in DCH Holdings; or total permanent physical or mental disablement, his option will immediately vest and he or his legal personal representatives (as the case may be) shall be entitled to exercise the option (to the extent not already exercised) up to the end of the option period, following which the option shall lapse.

**(l) Termination for being guilty of serious misconduct etc.**

If a Grantee ceases to be an Employee for reason of being guilty of serious misconduct, or having committed any act of bankruptcy or having become insolvent or having made any arrangements or composition with his creditors generally, or having been convicted of any criminal offence involving his integrity or honesty, the option shall immediately lapse.

**(m) Rights on termination other than for retirement, death, permanent disability or misconduct**

If a Grantee ceases to be an Employee other than for reasons provided under paragraphs (k) or (l) (and including resignation for any reason), the Grantee may exercise his option (to the extent already vested as at the date of cessation of employment and not already exercised) within 3 months of such cessation, following which the option shall lapse.

**(n) Rights on termination due to separate listing or sale**

If the Board considers that a Grantee has ceased to be an Employee due to the sale, or separate listing, of the company he is serving, or if DCH Holdings is merged, reorganised or consolidated with another entity, the Board may at its sole discretion:

(i) arrange for substitute options or share purchase rights of no less than equivalent fair value, in the purchasing, surviving or newly-listed company;

(ii) provide cash compensation equivalent to their fair value;

(iii) waive any conditions as to vesting; or

(iv) permit the continuation of the option according to its original terms.

If the Board does not permit the continuation of the option in accordance with its original terms or make any of the arrangements specified in (i) to (iv) above, the option shall lapse.

**(o) Right on general offer**

If a general offer (whether by way of takeover offer or scheme of arrangement or otherwise in like manner) is made to all the holders of DCH Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), and the offer becomes or is declared unconditional (or, in the case of a scheme of arrangement, or other similar transaction, becomes or is declared effective), the option will immediately vest and the Grantee shall be entitled to exercise the option (to the extent not already exercised) at any time within one month (or for such longer period as the Board may determine as may be necessary to permit the Grantee to participate in the offer on a similar basis with the holder of DCH Shares) after the date on which the offer becomes or is declared unconditional or such longer period as the Board may determine following which the option shall lapse.

**(p) Rights on compromise or arrangement**

If a compromise or arrangement between DCH Holdings and its members or creditors is proposed for the purposes of the amalgamation of DCH Holdings with any other company(ies), DCH Holdings shall give notice to the Grantee on the same date as it despatches the notice to each

member or creditor of DCH Holdings summoning the meeting to consider such a compromise or arrangement, and thereupon the Grantee (or his personal representatives) may until the expiry of the period commencing with such date and ending with the earlier of the date 2 calendar months thereafter or the date on which such compromise or arrangement is sanctioned by the court exercise any of his options (to the extent not already exercised) whether in full or in part, but the exercise of an option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective. DCH Holdings may require the Grantee to transfer or otherwise deal with the DCH Shares issued as a result of the exercise of options in these circumstances so as to place the Grantee in the same position, as nearly as possible, as would have been the case had such DCH Shares been subject to such compromise or arrangement.

If the option is not exercised within the time specified, the option shall lapse.

**(q) Rights on voluntary winding-up of DCH Holdings**

In the event a notice is given by DCH Holdings to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up DCH Holdings, DCH Holdings shall on the same date as or soon after it despatches such notice to each member of DCH Holdings give notice thereof to all Grantees (together with a notice of the existence of the provisions of the Post-IPO Share Option Scheme relating to this paragraph (q)) and thereupon, each Grantee (or his or her personal representatives) shall be entitled to exercise all or any of his options (to the extent not already exercised) at any time not later than two business days prior to the proposed general meeting of DCH Holdings by giving notice in writing to DCH Holdings, accompanied by a remittance for the full amount of the aggregate subscription price for the DCH Shares in respect of which the notice is given whereupon DCH Holdings shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant DCH Shares to the Grantee credited as fully paid.

If the option is not exercised within the time specified, the option shall lapse.

**(r) Lapse of option**

Subject to the discretion of the Board to extend the option period as referred to in paragraphs (d), (k), (m), (n) and (v) and without prejudice to the authority of the Board to provide for additional situations where an option shall lapse in any option agreement, an option shall lapse and not be exercisable (to the extent not already exercised) on the earliest of (i) the expiry of the option period; (ii) the expiry of any of the periods referred to in paragraphs (k), (l), (m), (n), (o), (p) and (q); and (iii) the date on which the Board certifies that there has been a breach of paragraph (i).

**(s) Cancellation of option**

Options granted but not exercised or lapsed in accordance with the terms of the Post-IPO Share Option Scheme may be cancelled by DCH Holdings. Where DCH Holdings cancels options and offers to issue new ones to the same Grantee, the issue of such new options may only be made under the Post-IPO Share Option Scheme with available unissued options (excluding the cancelled options) within the limits set out in paragraph (t) below.

**(t) Maximum number of DCH Shares available under the Post-IPO Share Option Scheme**

*(i) Overriding Limit*

The limit on the number of DCH Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Post-IPO Share Option Scheme and any other schemes must not exceed 10% of the DCH Shares in issue from time to time. No options may be granted under any schemes of DCH Holdings if this will result in the limit being exceeded.

*(ii) Mandate Limit*

In addition to the limit set out in sub-paragraph (t)(i) above and prior to the approval of a refreshed mandate limit as referred to in sub-paragraph (t)(iii) below, the total number of DCH Shares which may be issued upon exercise of all options to be granted under the Post-IPO Share Option Scheme and any other schemes of DCH Holdings must not in aggregate exceed 10% of the DCH Shares in issue immediately following the commencement of dealings in the DCH Shares on the Stock Exchange, being 180,000,000 DCH Shares ("**Initial Mandate Limit**"). Options lapsed in accordance with the terms of the Post-IPO Share Option Scheme or any other schemes will not be counted for the purpose of calculating the 10% limit.

*(iii) Refreshing of Mandate Limit*

DCH Holdings may by ordinary resolutions of the shareholders of DCH Holdings refresh the Mandate Limit. However, the total number of DCH Shares which may be issued upon exercise of all options to be granted under all of the schemes of DCH Holdings under the limit as refreshed ("**Refreshed Mandate Limit**") must not exceed 10% of the DCH Shares in issue as at the date of approval of the limit. Options previously granted under the schemes (including those outstanding, cancelled, lapsed in accordance with the schemes of DCH Holdings or exercised options) will not be counted for the purpose of calculating the limit as refreshed.

*(iv) Limit for each Employee Grantee*

The total number of DCH Shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each Grantee must not exceed 1% of the DCH Shares in issue. Where any further grant of options to a Grantee would result in the DCH Shares issued and to be issued upon exercise of all options granted and to be granted to such person (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1% of the DCH Shares in issue, such further grant shall be subject to separate approval by the shareholders of DCH Holdings in general meeting with the relevant Grantee and his associates abstaining from voting. The date of the offer (which is made subject to such approvals set out in this sub-paragraph) in respect of such grant should be taken as the date of grant for such grants.

**(u) Effects of reorganisation of capital structure**

In the event of any alteration in the capital structure of DCH Holdings whilst any option may become remains exercisable, whether by way of capitalisation of profits or reserves (other than pursuant to a scrip dividend scheme), rights issue, consolidation, subdivision, reduction or similar reorganisation of the share capital of DCH Holdings, such corresponding alterations (if any) shall be made to the number or nominal amount of DCH Shares subject to the option so far as unexercised; and/or the subscription price; and/or the method of exercise of the option; and/or the maximum number of DCH Shares referred to in paragraph (t) above, as the auditors shall certify in writing to the Board either generally or as regards any particular Grantee to be in their opinion fair and reasonable (except in the case of a capitalisation issue where no such certification shall be required), provided that: (i) any such alterations shall be made on the basis that the aggregate subscription price payable by a Grantee on the full exercise of any option shall remain as nearly as possible the same (but shall not be greater than) it was before such event; (ii) no such alterations shall be made the effect of which would be to enable a DCH Share to be issued at less than its nominal value; (iii) no such alterations shall be made the effect of which would be to increase the proportion of the issued share capital of DCH Holdings for which any Grantee is entitled to subscribe pursuant to the options held by him; and (iv) any such adjustments shall be made in compliance with Chapter 17 of the Listing Rules, the supplemental guidance issued by the Stock Exchange dated 5 September 2005 and such other guidelines or supplementary guidance as may be issued by the Stock Exchange from time to time.

For the avoidance of doubt only, the issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring any such alterations.

**(v) Alteration to the Post-IPO Share Option Scheme**

The Post-IPO Share Option Scheme may be altered in any respect by resolution of the Board except that the provisions of the Post-IPO Share Option Scheme relating to matters contained in Rule 17.03 of the Listing Rules (including the provisions under paragraphs (e), (g), (i), (j), (r), (s), (t), (u), (v) and (x)) shall not be altered to the advantage of Grantees or prospective Grantees except with the prior sanction of a resolution of DCH Holdings in general meeting, provided that no such alteration shall operate to affect adversely the terms of issue of any option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the Grantees as would be required of the shareholders of DCH Holdings under the Articles of Association for the time being of DCH Holdings for a variation of the rights attached to the DCH Shares. Any alterations to the terms and conditions of the Post-IPO Share Option Scheme, which are of a material nature and any change to the terms of the options granted, shall be approved by the shareholders of DCH Holdings, except where the alterations take effect automatically under the existing terms of the Post-IPO Share Option Scheme. The amended terms of the Post-IPO Share Option Scheme shall comply with the relevant requirements of Chapter 17 of the Listing Rules. Any change to the authority of the Board in relation to any alteration to the terms of the Post-IPO Share Option Scheme shall be approved by the shareholders of DCH Holdings. Subject to the Listing Rules and the terms of the Post-IPO Share Option Scheme the Board may, at any time and in its absolute discretion, remove, waive or vary the conditions, restrictions or limitations imposed in an option agreement on compassionate or any other grounds.

**(w) Termination of Post-IPO Share Option Scheme**

DCH Holdings by resolution in general meeting or the Board may at any time terminate the operation of the Post-IPO Share Option Scheme and in such event no further options will be offered after the Post-IPO Share Option Scheme is terminated but in all other respects the provisions of the Post-IPO Share Option Scheme shall remain in full force and effect. All options granted prior to such termination and not then exercised shall remain valid.

**(x) Offers made to a director, chief executive or employee of DCH Holdings who is also substantial shareholder of DCH Holdings or any of their respective associates**

Subject to sub-paragraph (t)(iv) above, but only insofar as and for so long as the Listing Rules require, where any offer of an option is proposed to be made to an Employee who is a director, chief executive or substantial shareholder of DCH Holdings or any of their respective associates, such offer must first be approved by the independent non-executive directors of DCH Holdings. As regards grant to an employee (who may be a director or chief executive of DCH Holdings) who is also a substantial shareholder or an independent non-executive director of DCH Holdings, please refer to the note below.

For avoidance of doubt, a substantial shareholder who is not an Employee is not eligible under the Post-IPO Share Option Scheme for options.

*Note:*

Insofar and for so long as the Listing Rules so require, no option may be granted to any substantial shareholder or an independent non-executive director of DCH Holdings, or any of their respective associates or any person whose associate is a substantial shareholder or an independent non-executive director of DCH Holdings, which would result in the DCH Shares issued and to be issued upon exercise of all options already granted or to be granted (including options exercised, cancelled and outstanding) to such person under the Post-IPO Share Option Scheme and any other scheme(s) of DCH Holdings in the 12-month period up to and including the date of the offer (which is made subject to such approvals set out in this sub-paragraph) in respect of such further grant:

(a) representing in aggregate over 0.1% of the issued share capital of DCH Holdings in issue; and

(b) having an aggregate value, based on the closing price of the DCH Shares at the date of the offer (which is made subject to such approvals set out in this sub-paragraph) in respect of such further grant, in excess of HK$5,000,000 unless such further grant is approved by the shareholders of DCH Holdings in general meeting. In such general meeting, the grant of options to the substantial shareholder or independent non-executive director of DCH Holdings or any of their respective associates or any person whose associate is a substantial shareholder or an independent non-executive director of DCH Holdings shall, for so long and insofar as the Listing Rules so require, be approved by the shareholders of DCH Holdings by way of poll with all connected persons (which has the meaning as set out in the Listing Rules) of DCH Holdings abstaining from voting, except that any connected person may vote against such resolution provided that he has informed DCH Holdings of his intention to do so and such intention has been stated in the relevant circular to shareholders (which circular shall contain all details and information as required under the Listing Rules). For so long and insofar as the Listing Rules so require, any variation in the terms of option granted to a Grantee who is a substantial shareholder or an independent non-executive director of DCH Holdings, or any of their associates, must be approved by the shareholders of DCH Holdings in general meeting with all connected persons of DCH Holdings interested in the relevant option abstaining from voting.

**(y) Conditions of Post-IPO Share Option Scheme**

The Post-IPO Share Option Scheme is conditional on:

(i) the Listing Committee of Stock Exchange granting the listing of, and permission to deal in, the DCH Shares to be issued pursuant to the Post-IPO Share Option Scheme; and

(ii) the commencement of dealings in the DCH Shares on the Stock Exchange.

**(z) Present status of the Post-IPO Share Option Scheme**

As at the date of this circular, no option has been granted or agreed to be granted under the Post-IPO Share Option Scheme.

Application has been made to the Listing Committee of the Stock Exchange for the approval of the Post-IPO Share Option Scheme and the subsequent granting of options under the Post-IPO Share Option Scheme and for the listing of, and permission to deal in, the DCH Shares which may fall to be issued pursuant to the exercise of options granted under the Post-IPO Share Option Scheme.

## 1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to CITIC Pacific. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

## 2. DISCLOSURE OF INTERESTS BY DIRECTORS

### (a) Interests in CITIC Pacific

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of CITIC Pacific in the shares, underlying shares and debentures of CITIC Pacific and its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to CITIC Pacific and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register maintained by CITIC Pacific referred to therein; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

*(i) Interests in Shares*

| Name of Director | Number of Shares<br>Personal interests unless otherwise stated | Percentage to the issued share capital<br>% |
|---|---|---|
| Larry Yung Chi Kin | 406,381,000 *(Note 1)* | 18.378 |
| Henry Fan Hung Ling | 48,000,000 *(Note 2)* | 2.171 |
| Peter Lee Chung Hing | 1,500,000 | 0.068 |
| Carl Yung Ming Jie | 300,000 | 0.014 |
| Leslie Chang Li Hsien | 480,000 | 0.022 |
| Vernon Francis Moore | 4,200,000 *(Note 3)* | 0.190 |
| Li Shilin | 300,000 | 0.014 |
| Liu Jifu | 840,000 | 0.038 |
| Chau Chi Yin | 536,000 | 0.024 |
| Milton Law Ming To | 253,000 | 0.011 |
| Wang Ande | 110,000 | 0.005 |
| Hansen Loh Chung Hon | 1,550,000 *(Note 4)* | 0.070 |
| André Desmarais | 5,075,000 *(Note 5)* | 0.230 |
| Peter Kruyt (alternate director to Mr. André Desmarais) | 34,100 | 0.002 |

*Note:*

1. Corporate interest

2. Corporate interest in respect of 3,000,000 shares and trust interest in respect of 45,000,000 shares

3. Trust interest

4. Personal interest in respect of 1,050,000 shares; corporate interest in respect of 500,000 shares and family interest in respect of 500,000 shares which duplicate each other

5. Corporate interest in respect of 5,000,000 shares and family interest of 75,000 shares

*(ii) Interests in share options*

| Name of Director | Date of grant | Exercise price per share *HK$* | Exercisable Period | Underlying Shares pursuant to the share options | Percentage of issued shares as at the Latest Practicable Date % |
|---|---|---|---|---|---|
| Larry Yung Chi Kin | 05.12.2005 | 20.5 | 05.12.2008-04.12.2010 | 100,000,000 *(Note 1)* | 4.522 |
| Peter Lee Chung Hing | 01.11.2004 | 19.9 | 01.11.2004-31.10.2009 | 1,000,000 | |
| | 20.06.2006 | 22.1 | 20.06.2006-19.06.2011 | 1,200,000 | |
| | | | | 2,200,000 | 0.099 |
| Carl Yung Ming Jie | 01.11.2004 | 19.9 | 01.11.2004-31.10.2009 | 500,000 | |
| | 20.06.2006 | 22.1 | 20.06.2006-19.06.2011 | 600,000 | |
| | | | | 1,100,000 | 0.050 |
| Leslie Chang Li Hsien | 01.11.2004 | 19.9 | 01.11.2004-31.10.2009 | 350,000 | |
| | 20.06.2006 | 22.1 | 20.06.2006-19.06.2011 | 800,000 | |
| | | | | 1,150,000 | 0.052 |
| Vernon Francis Moore | 01.11.2004 | 19.9 | 01.11.2004-31.10.2009 | 1,000,000 | |
| | 20.06.2006 | 22.1 | 20.06.2006-19.06.2011 | 700,000 | |
| | | | | 1,700,000 | 0.077 |
| Liu Jifu | 20.06.2006 | 22.1 | 20.06.2006-19.06.2011 | 700,000 | 0.032 |
| Chau Chi Yin | 01.11.2004 | 19.9 | 01.11.2004-31.10.2009 | 500,000 | |
| | 20.06.2006 | 22.1 | 20.06.2006-19.06.2011 | 800,000 | |
| | | | | 1,300,000 | 0.059 |
| Milton Law Ming To | 01.11.2004 | 19.9 | 01.11.2004-31.10.2009 | 500,000 | |
| | 20.06.2006 | 22.1 | 20.06.2006-19.06.2011 | 800,000 | |
| | | | | 1,300,000 | 0.059 |
| Wang Ande | 01.11.2004 | 19.9 | 01.11.2004-31.10.2009 | 140,000 | |
| | 20.06.2006 | 22.1 | 20.06.2006-19.06.2011 | 500,000 | |
| | | | | 640,000 | 0.029 |

*Note:*

1. These share options were granted by CITIC HK, a substantial shareholder of the Company.

*(iii) Interests in shares of CITIC 1616 Holdings Limited*

| Name of Director | Number of Shares<br>Personal interests unless otherwise stated | Percentage to the issued share capital<br>% |
|---|---|---|
| Vernon Francis Moore | 200,000 *(Note 1)* | 0.011 |
| Chau Chi Yin | 26,750 | 0.001 |

*Note:*

1. Trust interest

*(iv) Interests in share options granted by CITIC Capital Holdings Limited*

| Name of Director | Date of Grant | Exercise price per share<br>*HK$* | Exercisable Period | Underlying Shares pursuant to the share options | Percentage of issued shares as at the Latest Practicable Date<br>% |
|---|---|---|---|---|---|
| Peter Lee Chung Hing | 02.03.2005 | 66.54 | 02.03.2007-01.03.2010 | 15,000 | |
| | 04.04.2006 | 70.97 | 04.04.2008-03.04.2011 | 10,000 | |
| | | | | 25,000 | 0.089 |
| Leslie Chang Li Hsien | 02.03.2005 | 66.54 | 02.03.2007-01.03.2010 | 15,000 | |
| | 04.04.2006 | 70.97 | 04.04.2008-03.04.2011 | 10,000 | |
| | | | | 25,000 | 0.089 |
| Vernon Francis Moore | 02.03.2005 | 66.54 | 02.03.2007-01.03.2010 | 15,000 | |
| | 04.04.2006 | 70.97 | 04.04.2008-03.04.2011 | 10,000 | |
| | | | | 25,000 | 0.089 |

Save as disclosed above, as at the Latest Practicable Date, none of the Directors nor chief executive of CITIC Pacific were interested, or were deemed to have interests or short positions in the shares, underlying shares and debentures of CITIC Pacific or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to CITIC Pacific and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register maintained by CITIC Pacific referred to therein; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to CITIC Pacific and the Stock Exchange.

**(b) Interests in competing businesses**

As at the Latest Practicable Date, none of the Directors nor their respective associates had interests in any business which competes or is likely to compete, either directly or indirectly, with any business of the Group.

**(c) Interests in assets of the Group**

As at the Latest Practicable Date, none of the Directors nor their respective associates had any direct or indirect interests in any assets which have been acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, CITIC Pacific or any of its subsidiaries since 31 December 2006, being the date to which the latest published audited consolidated financial statements of CITIC Pacific were made up.

**(d) Interests in service contracts with the Group**

No Director has entered into or has proposed to enter into any service contract with any member of the Group which does not expire or is not terminable within one year without payment of compensation (other than statutory compensation).

## 3. DISCLOSURE OF INTERESTS BY SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, the following persons (not being Directors or chief executive of CITIC Pacific) had, or were deemed to have, interests or short positions in the shares and underlying shares of CITIC Pacific which would fall to be disclosed to CITIC Pacific under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

**(i) Interest in the Shares**

| Name | Number of Shares of the Company | Percentage to the issued share capital % |
|---|---|---|
| CITIC Group | 635,919,285 | 28.758 |
| CITIC HK | 635,919,285 | 28.758 |
| Heedon Corporation | 496,386,285 | 22.448 |
| Honpville Corporation | 310,988,221 | 14.064 |
| Power Corporation of Canada | 132,813,000 | 6.006 |
| Gelco Enterprises Ltd. | 132,813,000 | 6.006 |
| Nordex Inc. | 132,813,000 | 6.006 |
| Paul G. Desmarais | 132,813,000 | 6.006 |

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

| Name of Subsidiary Companies of CITIC HK | Number of Shares of the Company | Percentage to the issued share capital % |
|---|---|---|
| Affluence Limited | 46,089,000 | 2.084 |
| Winton Corp. | 30,718,000 | 1.389 |
| Westminster Investment Inc. | 101,960,000 | 4.611 |
| Jetway Corp. | 20,462,000 | 0.925 |
| Cordia Corporation | 32,258,064 | 1.459 |
| Honpville Corporation | 310,988,221 | 14.064 |
| Hainsworth Limited | 83,444,000 | 3.774 |
| Southpoint Enterprises Inc. | 10,000,000 | 0.452 |
| Raymondford Company Limited | 2,823,000 | 0.128 |

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited, Southpoint Enterprises Inc. and Raymondford Company Limited holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Affluence Limited is the direct holding company of Man Yick Corporation which is the direct holding company of Raymondford Company Limited. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Affluence Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Man Yick Corporation in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Power Corporation of Canada is a company 54.18% controlled by Gelco Enterprises Ltd. which in turn is 94.95% controlled by Nordex Inc. and the remainder by Mr. Paul G. Desmarais. Nordex Inc. in turn is 68% controlled directly by Mr. Paul G. Desmarais and indirectly as to 32% by the latter. Thus, the aforesaid interests of Power Corporation of Canada, Gelco Enterprises Ltd., Nordex Inc. and Mr. Paul G. Desmarais in the Company duplicate each other.

**(ii) Short position in the Shares**

| Name | Number of Shares of the Company | Percentage to the issued share capital (%) |
|---|---|---|
| CITIC Group | 100,000,000 | 4.522 |
| CITIC HK | 100,000,000 | 4.522 |

These are in respect of options granted by CITIC HK, a substantial shareholder of the Company (within the meaning of the Listing Rules), to Mr. Larry Yung Chi Kin.

**(iii) Substantial shareholding in other members of the Group**

| Name of member of the Group | Name of shareholder | Percentage of issued shares as at the Latest Practicable Date (%) |
|---|---|---|
| Adwood Company Limited | Silverstone Assets Limited | 30 |
| New Hong Kong Tunnel Company Limited | Kumagai International Limited | 13.875 |
| Dah Chong Hong-Dragonair Airport GSE Service Limited | Hong Kong Dragon Airlines Limited | 30 |
| CITIC Interlocal Pte. Ltd. | Kauri Wood Pte. Ltd. | 30 |
| DAS Nordisk Limited | Nordisk Asia Pacific Pte. Ltd. | 30 |
| DAS Aviation Support Limited | Hong Kong Dragon Airlines Limited | 30 |
| Bright Billion Limited | Jungle Investment Limited | 10 |
| Alixon Co. Ltd. | RFC Management Limited | 10 |
| Dah Chong Hong Macau Consulting Company Limited | CBA Investments Company Limited | 35 |
| Dah Chong Hong Macau General Supply Company Limited | CBA Investments Company Limited | 35 |
| Dah Chong Hong Macau Total Supply Chain Management Company Limited | CBA Investments Company Limited | 35 |

| Name of member of the Group | Name of shareholder | Percentage of issued shares as at the Latest Practicable Date |
|---|---|---|
| | | *(%)* |
| Dah Chong Hong Macau Food Supply Company Limited | CBA Investments Company Limited | 35 |
| Dah Chong Hong Macau Logistics Warehouse Company Limited | CBA Investments Company Limited | 35 |
| DCH Supply Chain Management Company Limited | Excel Epoch International Limited | 20 |
| Mainstream Holdings Limited | IBP Caribbean Inc. | 34.91 |
| Regal Heights Limited | Perdue Farms Incorporated | 40 |
| Hang Shun Fat Company, Limited | Honorway Investments Limited | 11.8 |
| | Wideland Investors Limited | 11.8 |
| | Mr. Leung Kau Kui, deceased | 11.8 |
| Wah Luen Fung Company, Limited | Marvel Sweet Management Ltd. | 15 |
| | Wideland Investors Limited | 15 |
| Asia Pacific Internet Exchange Limited | HKIX Hong Kong Ltd. | 25 |
| Ko Lok Investment Company, Limited | Marvel Sweet Management Ltd. | 40 |
| Goldenburg Properties Limited | Gorich Traders Limited | 30 |
| Winway Investments Holdings Corp. | Rising Sun Investments Holdings Ltd. | 38 |
| Silver Wings Enterprises Inc. | Sumitomo Metals (Kokura), Ltd. | 25 |

| Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings[#] | Name of shareholder | Percentage of registered capital as at the Latest Practicable Date |
|---|---|---|
| | | *(%)* |
| 無錫太湖景發展有限公司 (Wuxi Taihu Jing Development Co., Ltd.) | 無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.) | 30 |
| 無錫太湖苑置業有限公司 (Wuxi Taihu Yuan Property Co., Ltd.) | 無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.) | 30 |
| 無錫太湖美生態環保有限公司 (Wuxi Taihu Mei Environmental Co., Ltd.) | 無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.) | 30 |
| Jiangsu CP Xingcheng Special Steel Co., Ltd. | Jiangyin Steel Mill | 10.60 |
| | Bright Trinity Enterprises Ltd. | 11.62 |
| Jiangyin Xingcheng Steel Products Co., Ltd. | Jiangyin Steel Mill | 11.70 |
| Jiangyin Xingcheng Storage and Transportation Co., Ltd. | Jiangyin Steel Mill | 11.70 |
| Wuxi Xingcheng Steel Products Co., Ltd. | Jiangyin Steel Mill | 11.70 |
| Kunming Dah Chong Motor Service Co., Ltd. | 雲南客車廠 (Yunnan Coach Factory) | 30 |
| Guangdong Dah Chong Foodstuffs Co., Ltd. | 廣東國際貿易旅游公司 (Guangdong International Trade Travel Service Co.) | 30 |
| Shanghai DCH Jiangnanfeng Co., Ltd. | 上海市農業投資總公司 (Shanghai Agriculture Investment Holding Co., Ltd.) | 12.67 |
| | 上海浦東匯侖實業總公司 (Shanghai Pudong Huilun Enterprise Holding Co., Ltd.) | 10.56 |
| Shenzhen Zhongliangdachang Foodstuffs Co., Ltd. | 中糧集團(深圳)有限公司 (COFCO (Shenzhen) Co., Ltd.) | 30 |

| Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings[#] | Name of shareholder | Percentage of registered capital as at the Latest Practicable Date |
|---|---|---|
| | | *(%)* |
| 中信泰富萬寧(聯合)開發有限公司 (CITIC Pacific Wanning United Development Company Limited) | 萬寧市土地開發整理儲備中心 (Wanning Municipality Land Reserve Bureau) | 20 |
| 江陰興澄置業有限公司 (Jiangyin Xingcheng Properties Co., Ltd.) | 中聯投資有限公司 (Sino Explorer Investments Limited) | 30 |
| 江門市合禮汽車銷售服務有限公司 (Jiangmen Heli Motors Sale and Service Limited) | 江門市華天實業投資有限公司 (Jiangmen Huatian Investment Limited) | 10 |
| 雲南聯迪汽車服務有限公司 (Yunnan Liandi Motors Service Limited) | 雲南中凱集團有限公司 (Yunnan Zhongkai Holdings Limited) | 20 |
| 雲南寶泰隆汽車服務有限公司 (Yunnan Bao Tailong Motors Service Limited) | 雲南中凱集團有限公司 (Yunnan Zhongkai Holdings Limited) | 20 |
| 江門市怡誠汽車銷售服務有限公司 (Jiangmen Yicheng Motors Sale and Service Limited) | 譚德華先生 (Mr. Tan Dehua) | 20 |
| 湛江市合榮汽車銷售服務有限公司 (Zhanjiang Herong Motors Sale and Service Limited) | 江門市華天實業投資有限公司 (Jiangmen Huatian Investment Limited) | 20 |
| 昆明合澤企業管理有限公司 (Kunming Heze Corporate Management Limited) | 雲南中凱集團有限公司 (Yunnan Zhongkai Holdings Limited) | 20 |
| 上海網富電子商貿有限公司 (Shanghai Wangfu Electrical Trading Limited) | 中國國際經濟諮詢公司 (China International Economics Consulting Company) | 10 |
| 廣州眾協汽車貿易有限公司 (Guangzhou Zhongxie Motors Trading Limited) | 廣州市駿悦投資管理有限公司 (Guangzhou Junyue Investment Management Limited) | 20 |

| Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings(#) | Name of shareholder | Percentage of registered capital as at the Latest Practicable Date |
|---|---|---|
| | | (%) |
| 昆明合達汽車銷售服務有限公司 (Kunming Heda Motors Sale and Service Limited) | 廣州市駿悦投資管理有限公司 (Guangzhou Junyue Investment Management Limited) | 20 |
| 廣州合駿汽車貿易有限公司 (Guangzhou Hejun Motors Trading Limited) | 李勵先生 (Mr. Li Li) | 10 |

\# Although the information relating to these joint venture companies have been set out under this section. such joint venture companies established in the PRC under the relevant laws thereof have a different capital structure from, and do not have the same concept of shareholders general meetings as, subsidiaries of the Company established in other jurisdictions.

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any other person (other than Directors and chief executive of CITIC Pacific) who had, or were deemed to have, interests or short positions in the shares and underlying shares of CITIC Pacific which would fall to be disclosed to CITIC Pacific under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

## 4. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 75 of the New Articles of Association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

## 5. LITIGATION

As at the Latest Practicable Date, neither CITIC Pacific nor any of its subsidiaries was engaged in any litigation, arbitration or claim of material importance and, so far as the Directors were aware, no litigation, arbitration or claim of material importance was pending or threatened against CITIC Pacific or any of its subsidiaries.

## 6. QUALIFICATIONS OF EXPERT(S)

Commerzbank is a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee. Watson Wyatt is an independent actuary.

## 7. EXPERT(S)' INTERESTS IN ASSETS

As at the Latest Practicable Date, each of Commerzbank and Watson Wyatt did not have any shareholding interest in any member of the Group nor the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, each of Commerzbank and Watson Wyatt did not have any direct or indirect interests in any assets which had since 31 December 2006 (being the date to which the latest published audited consolidated accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group, or which were proposed to be acquired or disposed of by or leased to any member of the Group.

## 8. CONSENTS OF EXPERT(S)

Each of Commerzbank and Watson Wyatt has given and has not withdrawn their respective written consents to the issue of this circular with the inclusion of the text of their letters and references to their names in the form and context in which they respectively appear.

## 9. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2006 (being the date to which the latest published audited consolidated accounts of CITIC Pacific were made up).

## 10. GENERAL

(a) The secretary of the Company is Ms. Stella Chan Chui Sheung, ACIS, MA and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Leslie Chang Li Hsien, HKICPA, AICPA, NYSSCPA.

(b) The registered office of the Company is at 32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(c) The share registrars of the Company is Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

## 11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on a business day at the registered office of CITIC Pacific at 32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong up to and including 3 October 2007 and at the Extraordinary General Meeting:

(a) the memorandum and new articles of association of the Company;

(b) the letter from the Independent Board Committee, the text of which is set out on page 21 of this circular;

(c) the letter from Commerzbank, the text of which is set out on pages 22 to 35 of this circular;

(d) the valuation report from Watson Wyatt, the contents of which are summarised on pages 18 to 19 of this circular;

(e) the letters of consent from Commerzbank and Watson Wyatt referred to in the paragraph headed "Consents of Expert(s)" above;

(f) the draft rules of the Pre-IPO Share Option Scheme; and

(g) the draft rules of the Post-IPO Share Option Scheme.

CITIC PACIFIC

# CITIC Pacific Limited
# 中信泰富有限公司

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

**(Stock Code: 267)**

**NOTICE IS HEREBY GIVEN** that an extraordinary general meeting of CITIC Pacific Limited (the "**Company**") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Wednesday, 3 October 2007 at 3:30 p.m. for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions as ordinary resolutions:

## ORDINARY RESOLUTIONS

(1) "**THAT** subject to the approval of the Proposed Spin-off being granted by the Stock Exchange, the proposed spin-off of Dah Chong Hong Holdings Limited ("**DCH Holdings**"), a subsidiary of the Company, and separate listing of the shares of DCH Holdings on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") as more particularly described in the circular of the Company dated 17 September 2007 contained in the document marked "A" and despatched to the shareholders of the Company of which the notice convening this meeting forms part and produced to the meeting and for the purpose of identification signed by the Chairman thereof (the "**Circular**"), subject to any variations or changes which are considered by the Company's directors not to be material (the "**Proposed Spin-off**"), which constitutes a material dilution (within the meaning under the Rules Governing the Listing of Securities on the Stock Exchange) of the Company's interest in DCH Holdings and its subsidiaries, be and is hereby approved and any one director of the Company be and is hereby authorised to do all such acts, to enter into all such transactions and arrangements and to make such amendments or alterations as may be necessary or expedient in order to give effect to the Proposed Spin-off."

(2) "**THAT** the pre-IPO share option scheme and the post-IPO share option scheme of DCH Holdings, the terms of which are contained in the documents marked "B" and "C" respectively and produced to the meeting and for the purpose of identification signed by the Chairman thereof and summaries of which are set out in the Circular (the "**Share Option Schemes**"), be and are hereby approved and any one director of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the Share Option Schemes."

By Order of the Board
**CITIC Pacific Limited**
**Stella Chan Chui Sheung**
*Company Secretary*

Hong Kong, 17 September 2007

*Registered Office:*
32/F., CITIC Tower,
1 Tim Mei Avenue,
Central,
Hong Kong.

**Notes:**

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Company's Articles of Association. A proxy need not be a member of the Company.

2. A form of proxy for use at the Extraordinary General Meeting is enclosed herewith.

3. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be lodged at the share registrars of the Company in Hong Kong at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the appointed time for holding the Extraordinary General Meeting or any adjournment thereof (as the case may be) and in default thereof the form of proxy and such power or authority shall not be treated as valid.

4. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked.

(2) 「**動議**批准大昌行首次公開發售前購股權計劃及首次公開發售後購股權計劃(「**購股權計劃**」)，其條款分別載於註有「B」字樣及「C」字樣的文件，該等文件已呈交大會，並由大會主席簽署以資識別，其概要載於通函)，並授權本公司任何一名董事進行一切彼等可能認為就落實購股權計劃而言屬必要或權宜的行動、訂立一切交易及安排。」

承董事會命
**中信泰富有限公司**
**陳翠嫦**
*公司秘書*

香港，二零零七年九月十七日

*註冊辦事處：*
香港
中環
添美道一號
中信大廈三十二樓

**附註：**

1. 有權出席股東特別大會並於會上投票的本公司股東，均可根據本公司的組織章程細則委任一名或多名代表代其出席並於按股數表決方式投票時代其投票。受委代表毋須為本公司股東。

2. 隨函附奉可供使用之股東特別大會代表委任表格。

3. 代表委任表格連同簽署人的授權書或其他授權文件(如有)或經由公證人簽署證明的授權書或授權文件副本，必須於股東特別大會或其任何續會(按情況而言)指定舉行時間最少48小時前，送達本公司的股份過戶登記處，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。倘違反上述規定，則代表委任表格及授權書或授權文件均被視為無效。

4. 股東遞交委任代表的文件後，仍可親身出席股東特別大會或其任何續會，並於會上投票，惟在此情況下，委任代表的文件將被視作已予撤銷。

CITIC PACIFIC

# CITIC Pacific Limited
# 中信泰富有限公司

*(於香港根據公司條例註冊成立的有限公司)*

**(股份代號：267)**

**茲通告**中信泰富有限公司(「**本公司**」)謹訂於二零零七年十月三日星期三下午三時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東特別大會，藉以考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

**普通決議案**

(1) 「**動議**待聯交所批准進行分拆建議後，批准本公司附屬公司大昌行集團有限公司(「**大昌行**」)的分拆建議及大昌行股份於香港聯合交易所有限公司(「**聯交所**」)主板獨立上市(詳情載於本公司於二零零七年九月十七日刊發並已向本公司股東寄發的通函(「**通函**」)(召開大會所發通告構成通函的一部分)，註有「A」字樣的文件已呈交大會，並由大會主席簽署以資識別)，本公司董事並可作出認為不屬重大的任何修改或變動(「**分拆建議**」)(分拆建議構成本公司於大昌行及其附屬公司的權益的重大攤薄(定義見聯交所證券上市規則))，並授權本公司任何一名董事進行一切彼等可能認為就落實分拆建議而言屬必要或權宜的行動、訂立一切交易及安排，並作出修改或變動。」

## 11. 備查文件

直至及包括二零零七年十月三日止期間營業日正常辦公時間內，於中信泰富註冊辦事處（地址為香港中環添美道一號中信大廈三十二樓）及於股東特別大會上，下列文件可供查閱：

(a) 本公司的公司組織章程大綱及新組織章程細則；

(b) 獨立董事委員會函件，全文載於本通函第21頁；

(c) 德國商業銀行函件，全文載於本通函第22至35頁；

(d) 華信惠悅估值報告，全文概要載於本通函第18至19頁；

(e) 上文「專業人士同意書」一段所述的德國商業銀行及華信惠悅同意書；

(f) 首次公開發售前購股權計劃的草擬規例；及

(g) 首次公開發售後購股權計劃的草擬規例。

## 5. 訴訟

於最後實際可行日期，中信泰富或其任何附屬公司概無牽涉任何重大訴訟、仲裁或索償，且就董事所知，中信泰富或其任何附屬公司亦無任何尚未了結或蒙受威脅的重大訴訟、仲裁或索償。

## 6. 專業人士的資格

德國商業銀行乃根據銀行業條例(香港法例第155章)的持牌銀行，並為獨立董事委員會的獨立財務顧問。華信惠悅為獨立精算師。

## 7. 專業人士於資產的權益

於最後實際可行日期，德國商業銀行及華信惠悅各自並無於本集團任何成員公司擁有任何股權或認購或委派他人認購本集團任何成員公司證券的權利(不論可依法強制執行與否)。

於最後實際可行日期，德國商業銀行及華信惠悅各自並無於本集團任何成員公司自二零零六年十二月三十一日(即本公司最近期已刊發已審核綜合賬目的結算日)以來購入或出售或租賃的任何資產，或於本集團任何成員公司擬購入或出售或租賃的任何資產中擁有任何直接或間接權益。

## 8. 專業人士同意書

德國商業銀行及華信惠悅各自就本通函的刊發發出書面同意書，同意按本通函所載格式及涵義轉載其函件以及引述其名稱，且迄今並無撤回其同意書。

## 9. 重大不利變動

自二零零六年十二月三十一日(即中信泰富最近期已刊發已審核綜合賬目的結算日)以來，董事並不知悉本集團的財務或貿易狀況出現任何重大不利變動。

## 10. 一般事項

(a) 本公司秘書為陳翠嫦女士，ACIS、MA，而本公司根據上市規則第3.24條委任的合資格會計師為張立憲先生，HKICPA、AICPA、NYSSCPA。

(b) 本公司的註冊辦事處設於香港中環添美道一號中信大廈三十二樓。

(c) 本公司的股份過戶登記處為卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(d) 本通函的中、英文版本如有任何歧義，概以英文版本為準。

| 附屬公司名稱(為於中國成立及無股東大會概念的合營公司)(#) | 股東名稱 | 於最後實際可行日期佔註冊資本百分比 (%) |
|---|---|---|
| 昆明合達汽車銷售服務有限公司 | 廣州市駿悅投資管理有限公司 | 20 |
| 廣州合駿汽車貿易有限公司 | 李勵先生 | 10 |

\# 儘管本節已載列有關此等合營公司的資料，但根據有關法律在中國成立的合營公司的資本架構有別於本公司在其他司法地區成立的附屬公司，彼此對於股東大會的概念亦不盡相同。

除上文所披露者外，於最後實際可行日期，董事並不知悉任何其他人士(中信泰富董事及行政總裁除外)於中信泰富的股份或相關股份中擁有或被視作擁有根據證券及期貨條例第XV部第2及第3分部條文須向中信泰富披露的權益或淡倉，或直接或間接擁有附有權利可在任何情況下於本集團任何其他成員公司的股東大會上投票的任何類別股本面值10%或以上權益。

## 4. 股東要求以股數表決的程序

根據本公司的新組織章程細則第75條，於任何股東大會上，提呈大會表決的決議案將以舉手方式進行，除非以下人士(當宣佈舉手表決結果時或之前，或於撤回任何其他投票要求時)要求以股數表決方式進行：

(i) 大會主席；或

(ii) 最少三名親身出席之股東或當時有權於會上投票之受委代表；或

(iii) 任何一名或以上親身或委派代表出席的股東，且擁有不少於所有有權於會上投票的所有股東之投票權總數十分一；或

(iv) 一名或以上親身或委派代表出席的股東，其於本公司持有獲賦予權利於會上投票的已繳足股份總額不少於獲賦予該項權利的所有已繳足股份總額十分之一。

| 附屬公司名稱(為於中國成立及無股東大會概念的合營公司)[#] | 股東名稱 | 於最後實際可行日期佔註冊資本百分比 (%) |
|---|---|---|
| 中信泰富萬寧(聯合)開發有限公司 | 萬寧市土地開發整理儲備中心 | 20 |
| 江陰興澄置業有限公司 | 中聯投資有限公司 | 30 |
| 江門市合禮汽車銷售服務有限公司 | 江門市華天實業投資有限公司 | 10 |
| 雲南聯迪汽車服務有限公司 | 雲南中凱集團有限公司 | 20 |
| 雲南寶泰隆汽車服務有限公司 | 雲南中凱集團有限公司 | 20 |
| 江門市怡誠汽車銷售服務有限公司 | 譚德華先生 | 20 |
| 湛江市合榮汽車銷售服務有限公司 | 江門市華天實業投資有限公司 | 20 |
| 昆明合澤企業管理有限公司 | 雲南中凱集團有限公司 | 20 |
| 上海網富電子商貿有限公司 | 中國國際經濟諮詢公司 | 10 |
| 廣州眾協汽車貿易有限公司 | 廣州市駿悅投資管理有限公司 | 20 |

| 附屬公司名稱(為於中國成立及無股東大會概念的合營公司)(#) | 股東名稱 | 於最後實際可行日期佔註冊資本百分比 (%) |
|---|---|---|
| 無錫太湖景發展有限公司 | 無錫市國聯發展(集團)有限公司 | 30 |
| 無錫太湖苑置業有限公司 | 無錫市國聯發展(集團)有限公司 | 30 |
| 無錫太湖美生態環保有限公司 | 無錫市國聯發展(集團)有限公司 | 30 |
| 江蘇泰富興澄特殊鋼有限公司 | 江陰鋼廠有限公司 | 10.60 |
| | 天水投資有限公司 | 11.62 |
| 江陰興澄鋼材有限公司 | 江陰鋼廠有限公司 | 11.70 |
| 江陰興澄儲運有限公司 | 江陰鋼廠有限公司 | 11.70 |
| 無錫興澄鋼材有限公司 | 江陰鋼廠有限公司 | 11.70 |
| 昆明大昌汽車服務有限公司 | 雲南客車廠 | 30 |
| 廣東大昌食品有限公司 | 廣東國際貿易旅游公司 | 30 |
| 上海大昌江南鳳有限公司 | 上海市農業投資總公司 | 12.67 |
| | 上海浦東匯侖實業總公司 | 10.56 |
| 深圳中糧大昌食品有限公司 | 中糧集團(深圳)有限公司 | 30 |

| 本集團成員公司名稱 | 股東名稱 | 於最後實際可行日期佔已發行股份百分比 (%) |
|---|---|---|
| 大昌行澳門食品有限公司 | CBA投資股份有限公司 | 35 |
| 大昌行澳門物流倉儲發展有限公司 | CBA投資股份有限公司 | 35 |
| 大昌行供應鏈管理有限公司 | 卓代國際有限公司 | 20 |
| 華新控股有限公司 | IBP Caribbean Inc. | 34.91 |
| 新競有限公司 | Perdue Farms Incorporated | 40 |
| 恆順發有限公司 | 恆威投資有限公司 | 11.8 |
| | 偉倫有限公司 | 11.8 |
| | 梁銶琚先生(已故) | 11.8 |
| 華聯豐有限公司 | Marvel Sweet Management Ltd. | 15 |
| | 偉倫有限公司 | 15 |
| 亞太互聯網交換中心有限公司 | HKIX Hong Kong Ltd. | 25 |
| 高樂置業有限公司 | Marvel Sweet Management Ltd. | 40 |
| Goldenburg Properties Limited | Gorich Traders Limited | 30 |
| 雲威投資控股有限公司 | Rising Sun Investments Holdings Ltd. | 38 |
| Silver Wings Enterprises Inc. | Sumitomo Metals (Kokura), Ltd. | 25 |

(ii) 股份的淡倉

| 名稱 | 本公司的股份數目 | 佔已發行股本百分比 (%) |
|---|---|---|
| 中國中信集團公司 | 100,000,000 | 4.522 |
| 中信香港 | 100,000,000 | 4.522 |

此等淡倉與本公司主要股東(定義見上市規則)中信香港授予榮智健先生的購股權有關。

(iii) 於本集團其他成員公司的主要股權

| 本集團成員公司名稱 | 股東名稱 | 於最後實際可行日期佔已發行股份百分比 (%) |
|---|---|---|
| Adwood Company Limited | Silverstone Assets Limited | 30 |
| 新香港隧道有限公司 | Kumagai International Limited | 13.875 |
| 大昌—港龍機場地勤設備服務有限公司 | 港龍航空有限公司 | 30 |
| CITIC Interlocal Pte. Ltd. | Kauri Wood Pte. Ltd. | 30 |
| 大昌—港龍空運設備有限公司 | Nordisk Asia Pacific Pte. Ltd. | 30 |
| 大昌—港龍航材支援有限公司 | 港龍航空有限公司 | 30 |
| 亮億有限公司 | Jungle Investment Limited | 10 |
| 源森有限公司 | RFC Management Limited | 10 |
| 大昌行澳門商業顧問有限公司 | CBA投資股份有限公司 | 35 |
| 大昌行澳門百貨有限公司 | CBA投資股份有限公司 | 35 |
| 大昌行澳門供應鏈管理有限公司 | CBA投資股份有限公司 | 35 |

中信香港透過下列全資附屬公司間接成為本公司的主要股東：

| 中信香港的附屬公司名稱 | 本公司的股份數目 | 佔已發行股本百分比 % |
|---|---|---|
| Affluence Limited | 46,089,000 | 2.084 |
| Winton Corp. | 30,718,000 | 1.389 |
| Westminster Investment Inc. | 101,960,000 | 4.611 |
| Jetway Corp. | 20,462,000 | 0.925 |
| Cordia Corporation | 32,258,064 | 1.459 |
| Honpville Corporation | 310,988,221 | 14.064 |
| Hainsworth Limited | 83,444,000 | 3.774 |
| Southpiont Enterprises Inc. | 10,000,000 | 0.452 |
| Raymondford Company Limited | 2,823,000 | 0.128 |

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited、Southpoint Enterprises Inc.及Raymondford Company Limited分別實益持有本公司股份。因此，Honpville Corporation亦為本公司的主要股東。

中國中信集團公司為中信香港的直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited的直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation的直接控股公司；Kotron Company Ltd.為Cordia Corporation的直接控股公司。Affluence Limited為Man Yick Corporation的直接控股公司，而Man Yick Corporation則為Raymondford Company Limited的直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.的直接控股公司。因此，中國中信集團公司於本公司的權益，與中信香港於本公司的權益重疊。中信香港於本公司的權益，與上述全部由其直接及間接擁有的附屬公司於本公司的權益重疊。Heedon Corporation於本公司的權益，與上述全部由其直接及間接擁有的附屬公司於本公司的權益重疊。Affluence Limited於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊。Man Yick Corporation於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊。Barnsley Investments Limited於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊。Kotron Company Ltd.於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊。

Power Corporation of Canada是一家由Gelco Enterprises Ltd.擁有54.18%的公司，而Gelco Enterprises Ltd.則由Nordex Inc.擁有94.95%，其餘下之權益則由Paul G. Desmarais先生擁有。Nordex Inc.乃由Paul G. Desmarais先生直接擁有68%及間接擁有32%的公司。因此，Power Corporation of Canada、Gelco Enterprises Ltd.、Nordex Inc.及Paul G. Desmarais先生在本公司之權益均彼此重疊。

(c) **本集團資產的權益**

於最後實際可行日期，概無董事或彼等各自的聯繫人士於中信泰富或其任何附屬公司自二零零六年十二月三十一日(即中信泰富最近期已刊發已審核綜合財務報表的結算日)以來購入或出售或租賃或建議購入或出售或租賃的任何資產中擁有任何直接或間接權益。

(d) **本集團服務合約的權益**

概無董事與本集團任何成員公司訂立或建議訂立任何服務合約(並非於一年內屆滿或可於一年內終止而毋須給予補償(法定補償除外)的合約)。

## 3. 主要股東權益披露

於最後實際可行日期，就董事所知，以下人士(並非中信泰富董事或行政總裁)於中信泰富的股份或相關股份中擁有或被視作擁有根據證券及期貨條例第XV部第2及第3分部條文須向中信泰富披露的權益或淡倉，或直接或間接擁有附有權利可在任何情況下於本集團任何其他成員公司的股東大會上投票的任何類別股本面值10%或以上權益：

(i) **股份的權益**

| 名稱 | 本公司的股份數目 | 佔已發行股本百分比 % |
|---|---:|---:|
| 中國中信集團公司 | 635,919,285 | 28.758 |
| 中信香港 | 635,919,285 | 28.758 |
| Heedon Corporation | 496,386,285 | 22.448 |
| Honpville Corporation | 310,988,221 | 14.064 |
| Power Corporation of Canada | 132,813,000 | 6.006 |
| Gelco Enterprises Ltd. | 132,813,000 | 6.006 |
| Nordex Inc. | 132,813,000 | 6.006 |
| Paul G. Desmarais | 132,813,000 | 6.006 |

*(iii) 中信1616集團有限公司股份的權益*

| 董事姓名 | 股份數目<br>個人權益<br>(另有所列者除外) | 佔已發行股本百分比<br>% |
|---|---|---|
| 莫偉龍 | 200,000 *(附註1)* | 0.011 |
| 周志賢 | 26,750 | 0.001 |

*附註：*

1. 信託權益

*(iv) 中信資本控股有限公司授出的購股權權益*

| 董事姓名 | 授出日期 | 每股行使價<br>*港幣元* | 行使期 | 購股權的相關股份 | 於最後實際可行日期佔已發行股份百分比<br>% |
|---|---|---|---|---|---|
| 李松興 | 二零零五年三月二日 | 66.54 | 二零零七年三月二日至二零一零年三月一日 | 15,000 | |
| | 二零零六年四月四日 | 70.97 | 二零零八年四月四日至二零一一年四月三日 | 10,000 | |
| | | | | 25,000 | 0.089 |
| 張立憲 | 二零零五年三月二日 | 66.54 | 二零零七年三月二日至二零一零年三月一日 | 15,000 | |
| | 二零零六年四月四日 | 70.97 | 二零零八年四月四日至二零一一年四月三日 | 10,000 | |
| | | | | 25,000 | 0.089 |
| 莫偉龍 | 二零零五年三月二日 | 66.54 | 二零零七年三月二日至二零一零年三月一日 | 15,000 | |
| | 二零零六年四月四日 | 70.97 | 二零零八年四月四日至二零一一年四月三日 | 10,000 | |
| | | | | 25,000 | 0.089 |

除上文所披露者外，於最後實際可行日期，中信泰富各董事及行政總裁概無於中信泰富或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份或債券中擁有(i)根據證券及期貨條例第XV部第7及第8分部須予知會中信泰富及聯交所(包括根據證券及期貨條例的該等條文已被當作或視作擁有的權益及淡倉)的權益；或(ii)根據證券及期貨條例第352條必須列入該條所指的中信泰富登記冊內的權益；或(iii)根據上市規則內所載的上市發行人董事進行證券交易之標準守則須予知會中信泰富及聯交所的權益或被視作擁有上述權益或淡倉。

**(b) 競爭業務的權益**

於最後實際可行日期，概無董事或彼等各自的聯繫人士於與本集團任何業務直接或間接競爭或可能構成競爭的業務中擁有權益。

3. 信託權益

4. 1,050,000股股份為個人權益；500,000股股份之法團權益及500,000股股份之家族權益彼此重疊

5. 5,000,000股股份為法團權益及75,000股股份為家族權益

*(ii) 購股權的權益*

| 董事姓名 | 授出日期 | 每股行使價 *港幣元* | 行使期 | 購股權的相關股份 | 於最後實際可行日期佔已發行股份百分比 *%* |
|---|---|---|---|---|---|
| 榮智健 | 二零零五年十二月五日 | 20.5 | 二零零八年十二月五日至二零一零年十二月四日 | 100,000,000 *(附註1)* | 4.522 |
| 李松興 | 二零零四年十一月一日 | 19.9 | 二零零四年十一月一日至二零零九年十月三十一日 | 1,000,000 | |
| | 二零零六年六月二十日 | 22.1 | 二零零六年六月二十日至二零一一年六月十九日 | 1,200,000 | |
| | | | | 2,200,000 | 0.099 |
| 榮明杰 | 二零零四年十一月一日 | 19.9 | 二零零四年十一月一日至二零零九年十月三十一日 | 500,000 | |
| | 二零零六年六月二十日 | 22.1 | 二零零六年六月二十日至二零一一年六月十九日 | 600,000 | |
| | | | | 1,100,000 | 0.050 |
| 張立憲 | 二零零四年十一月一日 | 19.9 | 二零零四年十一月一日至二零零九年十月三十一日 | 350,000 | |
| | 二零零六年六月二十日 | 22.1 | 二零零六年六月二十日至二零一一年六月十九日 | 800,000 | |
| | | | | 1,150,000 | 0.052 |
| 莫偉龍 | 二零零四年十一月一日 | 19.9 | 二零零四年十一月一日至二零零九年十月三十一日 | 1,000,000 | |
| | 二零零六年六月二十日 | 22.1 | 二零零六年六月二十日至二零一一年六月十九日 | 700,000 | |
| | | | | 1,700,000 | 0.077 |
| 劉基輔 | 二零零六年六月二十日 | 22.1 | 二零零六年六月二十日至二零一一年六月十九日 | 700,000 | 0.032 |
| 周志賢 | 二零零四年十一月一日 | 19.9 | 二零零四年十一月一日至二零零九年十月三十一日 | 500,000 | |
| | 二零零六年六月二十日 | 22.1 | 二零零六年六月二十日至二零一一年六月十九日 | 800,000 | |
| | | | | 1,300,000 | 0.059 |
| 羅銘韜 | 二零零四年十一月一日 | 19.9 | 二零零四年十一月一日至二零零九年十月三十一日 | 500,000 | |
| | 二零零六年六月二十日 | 22.1 | 二零零六年六月二十日至二零一一年六月十九日 | 800,000 | |
| | | | | 1,300,000 | 0.059 |
| 王安德 | 二零零四年十一月一日 | 19.9 | 二零零四年十一月一日至二零零九年十月三十一日 | 140,000 | |
| | 二零零六年六月二十日 | 22.1 | 二零零六年六月二十日至二零一一年六月十九日 | 500,000 | |
| | | | | 640,000 | 0.029 |

*附註：*

1. 此等購股權乃由本公司的主要股東中信香港授出。

## 1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關中信泰富的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，致使當中所載任何內容產生誤導。

## 2. 董事權益披露

### (a) 於中信泰富的權益

於最後實際可行日期，中信泰富各董事及行政總裁於中信泰富及其相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份或債券中擁有(i)根據證券及期貨條例第XV部第7及第8分部須予知會中信泰富及聯交所的權益及淡倉(包括根據證券及期貨條例的該等條文已被當作或視作擁有的權益及淡倉)；或(ii)根據證券及期貨條例第352條必須列入該條所指的中信泰富登記冊內的權益及淡倉；或(iii)根據上市規則內所載的上市發行人董事進行證券交易之標準守則須予知會本公司及聯交所的權益及淡倉如下：

*(i) 股份的權益*

| 董事姓名 | 股份數目<br>個人權益<br>(另有所列者除外) | | 佔已發行股本百分比<br>% |
|---|---|---|---|
| 榮智健 | 406,381,000 | *(附註1)* | 18.378 |
| 范鴻齡 | 48,000,000 | *(附註2)* | 2.171 |
| 李松興 | 1,500,000 | | 0.068 |
| 榮明杰 | 300,000 | | 0.014 |
| 張立憲 | 480,000 | | 0.022 |
| 莫偉龍 | 4,200,000 | *(附註3)* | 0.190 |
| 李士林 | 300,000 | | 0.014 |
| 劉基輔 | 840,000 | | 0.038 |
| 周志賢 | 536,000 | | 0.024 |
| 羅銘韜 | 253,000 | | 0.011 |
| 王安德 | 110,000 | | 0.005 |
| 陸鍾漢 | 1,550,000 | *(附註4)* | 0.070 |
| 德馬雷 | 5,075,000 | *(附註5)* | 0.230 |
| 彼得•克萊特*(德馬雷先生的替任董事)* | 34,100 | | 0.002 |

*附註：*

1. 法團權益

2. 3,000,000股股份為法團權益及45,000,000股股份為信託權益

**(y) 首次公開發售後購股權計劃之條件**

首次公開發售後購股權計劃須待:

(i) 聯交所上市委員會批准根據首次公開發售後購股權計劃所發行的大昌行股份上市及買賣;及

(ii) 大昌行股份開始於聯交所買賣。

**(z) 首次公開發售後購股權計劃的現時狀況**

於本通函日期,概無根據首次公開發售後購股權計劃授出或同意授出購股權。

大昌行已向聯交所上市委員會就批准首次公開發售後購股權計劃及據此而授出購股權作出申請,並就批准根據首次公開發售後購股權計劃所授出購股權獲行使而發行的大昌行股份上市及買賣作出申請。

**(w) 終止首次公開發售後購股權計劃**

大昌行可於股東大會通過決議案或由董事會隨時終止運作首次公開發售後購股權計劃，而在此情況下將不會於首次公開發售後購股權計劃終止後進一步建議授出購股權，惟首次公開發售後購股權計劃之所有其他規定則繼續全面生效及具有效力。於首次公開發售後購股權計劃終止前已授出之所有當時尚未行使的購股權將繼續有效。

**(x) 向同為大昌行主要股東之大昌行董事、高級行政人員或僱員或彼等各自之任何聯繫人提出購股權建議**

在上文(t)(iv)分段之規限(惟僅以上市規則規定為限)下，倘向身為大昌行董事、高級行政人員或主要股東或彼等各自之任何聯繫人之僱員提出任何購股權建議，該項建議須首先經大昌行獨立非執行董事批准。有關向本身亦為大昌行主要股東或獨立非執行董事之僱員(該名人士可為大昌行董事或高級行政人員)授出購股權之詳情，請參閱以下附註。

為免混淆，按首次公開發售後購股權計劃，並非僱員之主要股東不合資格獲授購股權。

*附註：*

根據及只要上市規則有所規定，不得向大昌行任何主要股東或獨立非執行董事或彼等各自之任何聯繫人或任何彼之聯繫人為大昌行主要股東或獨立非執行董事之人士進一步授出購股權，若該些購股權將導致於截至建議授出(須根據本分段所載批准作出)日期(包括該日)止十二個月期間因行使根據首次公開發售後購股權計劃及大昌行任何其他計劃已經或將會授予該名人士之所有購股權(包括已行使、已註銷及未行使之購股權)而已經及將會發行之大昌行股份數目：

(a) 合共超過大昌行已發行股本之0.1%；及

(b) 按進一步授出購股權之建議(須根據本分段所載批准作出)日期大昌行股份收市價計算，總值超過港幣5,000,000元，除非大昌行股東於股東大會批准進一步授出購股權則作別論。於股東大會上，根據及只要上市規則有所規定，向大昌行主要股東或獨立非執行董事或彼等各自之任何聯繫人或任何彼之聯繫人為大昌行主要股東或獨立非執行董事之人士授出購股權，必須由大昌行股東以按股數投票方式表決批准，而大昌行全體關連人士(具有上市規則所載涵義)須放棄表決，惟任何關連人士可於知會大昌行彼有意表決反對有關決議案後，表決反對有關決議案，而上述意向已載列於致股東之相關通函(有關通函須載列上市規則所規定一切詳情及資料)。根據及只要上市規則有所規定，倘修訂向身為大昌行主要股東或獨立非執行董事之承授人或彼等任何聯繫人之承授人授出購股權之條款，須由大昌行股東於股東大會批准，而大昌行所有擁有相關購股權權益之關連人士須放棄表決。

**(u)　股本結構重組之影響**

就任何購股權仍可行使時，倘透過溢利或儲備資本化(根據以股代息計劃進行者除外)、供股、合併、拆細、削減或類似大昌行股本重組而導致大昌行股本結構有變，則須就迄今未行使之購股權所涉及大昌行股份數目或面值；及／或認購價；及／或購股權行使方法；及／或上文(t)段所提述最多大昌行股份數目作出相應調整(如有)，而核數師須向董事會書面證明彼等認為就整體概況或任何特定承授人而言屬公平合理之意見，惟毋須有關證明之資本化發行情況除外，而(i)作出任何有關修訂之基準為承授人在全面行使任何購股權時應付之總認購價將盡量維持至與未出現有關修訂前者相同，惟不會高於有關金額；(ii)該等修訂不得使大昌行股份低於面值發行；(iii)有關調整不得使任何承授人根據彼持有之購股權有權認購之大昌行已發行股本比例增加；及(iv)任何該等調整均須符合上市規則第17章、聯交所於二零零五年九月五日發出的補充指引及聯交所可能不時發出的該等其他指引或補充指引的要求。

為免混淆，發行證券作為一項交易代價不得被視為作出任何有關調整之情況。

**(v)　修訂首次公開發售後購股權計劃**

董事會可通過決議案修訂首次公開發售後購股權計劃任何內容，惟於大昌行股東大會事先通過決議案批准前，首次公開發售後購股權計劃有關就上市規則第17.03條(包括(e)、(g)、(i)、(j)、(r)、(s)、(t)、(u)、(v)及(x)段之條文)所述事宜之規定不得作出有利於承授人或潛在承授人之修訂。有關修訂亦不得損害在作出修訂前任何已經或同意授出購股權之發行條款，惟取得大多數承授人同意或批准(猶如根據大昌行當時之組織章程細則就更改大昌行股份所附權利所須取得之大多數大昌行股東同意或批准)除外。除根據首次公開發售後購股權計劃現有條款自動生效之修訂外，首次公開發售後購股權計劃條款及條件之任何重大修訂及已授出購股權條款之任何變動均須經大昌行股東批准。首次公開發售後購股權計劃之經修訂條款須符合上市規則第17章之有關規定。凡因修訂首次公開發售後購股權計劃條款而使董事會之職權出現任何變動，必須獲得大昌行股東批准。在上市規則及首次公開發售後購股權計劃條款之規限下，董事會可隨時全權酌情以寬仁或任何其他理由刪除、豁免或更改購股權協議所施加條件、限制或限額。

**(t) 首次公開發售後購股權計劃項下可用之最多大昌行股份數目**

*(i) 不可超越限額*

根據首次公開發售後購股權計劃及任何其他計劃所授出的所有可獲行使及尚未行使之購股權，獲行使後而可發行之最多大昌行股份數目，不得超過不時已發行大昌行股份的10%。倘會導致超逾限額，則不得根據大昌行任何計劃授出購股權。

*(ii) 授權限額*

除上文(t)(i)分段所載限額外及於下文(t)(iii)分段所述更新授權限額獲批准前，根據首次公開發售後購股權計劃及大昌行任何其他計劃將授出之所有購股權獲行使後而可發行之大昌行股份總數，不得超過緊隨大昌行股份開始於聯交所買賣後的已發行股份的10%，即180,000,000股大昌行股份(「**初步授權限額**」)。就計算10%上限而言，根據首次公開發售後購股權計劃或任何其他計劃條款所作廢之購股權將不會計算在內。

*(iii) 更新授權限額*

大昌行可透過大昌行股東普通決議案更新授權限額。然而，按照已更新限額，根據大昌行所有計劃將予授出所有購股權獲行使時而可發行之大昌行股份總數(「**更新授權限額**」)，不得超過批准上述限額日期已發行大昌行股份的10%。就計算更新限額而言，較早前根據計劃授出之購股權(包括根據大昌行購股權計劃未行使、已註銷、已作廢或已行使購股權)將不會計算在內。

*(iv) 每名僱員承授人之限額*

每名承授人於任何十二個月期間獲授之購股權(無論已經或尚未行使)予以行使時所發行及將會發行之大昌行股份總數，不得超過已發行大昌行股份的1%。倘向承授人進一步授出購股權，會導致截至進一步授出當日(包括該日)十二個月期間向該名人士已經及將會授出之購股權(包括已行使、已註銷及未行使購股權)獲悉數行使而已經及將會發行之大昌行股份總數超過已發行大昌行股份的1%，則該項進一步授出須待大昌行股東於股東大會另行批准，而相關承授人及彼之聯繫人須放棄表決。有關上述授出購股權之建議日期應當作進行批准授出日期，並須根據本分段所載之批准作出。

較早者為準)屆滿前，行使任何全部或部分尚未行使購股權，惟行使上述購股權須取決於有關妥協或安排獲得法庭批准及生效。大昌行可要求承授人轉讓或以其他方式處理在該等情況下行使購股權所獲發行之大昌行股份，致令承授人之狀況與根據上述妥協或安排處理大昌行股份之情況盡量相同。

倘購股權於指定時間內不獲行使，購股權將告作廢。

**(q)　大昌行自動清盤之權利**

倘大昌行向股東發出通知召開股東大會，以考慮及酌情批准大昌行自動清盤之決議案，則大昌行須於發出上述通知予大昌行股東之同日或隨即通知所有承授人(連同載有本(q)段相關首次公開發售後購股權計劃條文之通知)，而各承授人或彼之個人代理人有權在不遲於建議舉行大昌行股東大會日期前兩個營業日隨時向大昌行發出書面通知，並附上通知所述大昌行股份總認購價之全數款項，行使全部或任何尚未行使之購股權，而大昌行其後須盡快向承授人配發入賬列作繳足之有關大昌行股份，惟無論如何不得遲於緊接上述建議舉行股東大會日期前一個營業日。

倘購股權於指定時間內不獲行使，購股權將告作廢。

**(r)　購股權作廢**

在不影響董事會按(d)、(k)、(m)、(n)及(v)段所述延長購股權期限之酌情權及董事會於任何購股權協議訂明購股權作廢之其他情況的權力下，購股權於以下較早日期作廢及不得再行使：(i)購股權期限屆滿；(ii)(k)、(l)、(m)、(n)、(o)、(p)及(q)段所述任何期限屆滿；及(iii)董事會證明出現有人違反(i)段事項當日。

**(s)　註銷購股權**

大昌行可註銷已授出但未行使或根據首次公開發售後購股權計劃條款作廢之購股權。倘大昌行註銷購股權及建議向同一名承授人發行新購股權，新購股權僅可根據首次公開發售後購股權計劃中尚可用的未發行之購股權(不包括已註銷購股權)，按下文(t)段所載規限發行。

**(l) 因嚴重行為失當或其他原因終止受聘**

倘承授人因嚴重行為失當或進行任何破產行為或無償債能力或與債權人達成任何一般安排或妥協，或觸犯任何涉及誠信問題之刑事罪行而終止成為僱員，有關購股權將即時作廢。

**(m) 退休、去世、永久殘障或行為失當以外原因之終止權利**

倘承授人因(k)或(l)段之外任何其他原因(及包括基於任何原因辭任)而不再為僱員，承授人可自彼辭任起計三個月內行使於終止受聘日期已歸屬惟未行使的購股權，此後購股權將告作廢。

**(n) 因分拆上市或出售之終止權利**

倘董事會認為承授人因在職的公司被出售或分拆上市而不再為僱員；或倘大昌行與另一間實體進行併購、重組或合併，董事會可全權酌情：

(i) 安排收購、存續或新上市之公司以不少於公平等值的購股權或股份購買權予以替代；

(ii) 提供相當於購股權公平價值的現金賠償；

(iii) 豁免任何歸屬條件；或

(iv) 根據其原來條款，准許購股權維持有效。

倘董事會並無根據購股權原來條款准許購股權維持有效，或作出上述(i)至(iv)項所訂明任何安排，購股權將告作廢。

**(o) 全面收購之權利**

倘以收購建議或協議安排或以其他類似方式向所有大昌行股份持有人(或收購人及／或其控制及／或聯合行動或一致行動之人士以外全部大昌行股份持有人)作出全面收購，而該收購成為或宣佈為無條件，或倘為協議安排或其他類似交易之情況下成為或宣佈為有效，購股權將立即歸屬，承授人有權在收購成為或宣佈為無條件日期或董事會可能決定較長時間後一個月內(或如有需要，董事會可決定較長時間，以允許承授人可按與大昌行股份持有人類似之基準參與收購)隨時行使任何未行使的購股權，此後購股權將告作廢。

**(p) 妥協或安排之權利**

倘大昌行與其股東或債權人就大昌行與任何其他公司合併而提出妥協或安排，大昌行須於通知其股東或債權人召開會議以考慮該妥協或安排之同日，向承授人發出通知。據此，承授人或彼之個人代理人可於該日期起至其後兩個曆月或法院批准上述妥協或安排日期(以

**(f) 接納購股權建議之付款**

購股權建議於建議日期起計二十八日期間(或董事會可書面訂明之較長期間)可供有關僱員接納。於接納購股權建議時，承授人須向大昌行支付港幣1.00元。倘有關付款並無於接納時作出，接納建議將會構成有關承授人之承諾，應允於大昌行要求時支付港幣1.00元。

**(g) 認購價**

任何個別購股權之認購價須為董事會於授出有關購股權時全權決定之價格，惟認購價不得低於以下較高者：(i)大昌行股份於授出日期在聯交所每日報價表所列收市價；(ii)大昌行股份在緊接授出日期前五個營業日在聯交所每日報價表所列平均收市價；及(iii)大昌行股份面值。

**(h) 購股權期限**

根據購股權承購大昌行股份之期限，須由董事會在授出購股權時全權酌情釐定，惟該期限不得超過授出有關購股權日期起計十年。

**(i) 屬承授人個人之權利**

購股權屬承授人個人擁有，不得出讓或轉讓。

**(j) 配發大昌行股份所附權利**

購股權獲行使後所配發之大昌行股份須受大昌行當時生效之所有組織章程細則條文所規限，並與配發日期已發行之繳足大昌行股份享有同等權利，因此賦予持有人權利享有配發日期或之後派付或作出之所有股息或其他分派，惟於有關記錄日期為配發日期前宣派或建議或議決派付或作出之任何股息或其他分派除外。

**(k) 退休、去世或身體或精神永久完全殘障之權利**

倘承授人因去世；根據大昌行當時之正常退休情況退休；或身體或精神永久完全殘障而不再為僱員，彼之購股權將即時歸屬，而彼或彼之法定個人代理人(視情況而定)有權在購股權期限結束前行使尚未行使之購股權，此後購股權將告作廢。

(iv) 批准購股權協議之形式；

(v) 按個別情況基於董事會全權決定之因素釐定任何購股權之條款及條件，惟該等條款及條件須與首次公開發售後購股權計劃之條款一致，且不得放寬上市規則所施加的任何限制，董事會全權決定之有關因素將載於控制授出購股權建議之函件。有關條款及條件可能包括，但不限於：

(i) 有關達成營運或財政目標之條件、規限或限制；

(ii) 承授人之滿意表現；

(iii) 就購股權所涉及的全部或部分大昌行股份行使購股權之權利的歸屬時間或期間；及／或

(iv) 購股權獲行使後將予配發及發行之大昌行股份須事先24小時向大昌行發出書面通知後，方可出售。

在不影響上述情況及在(g)段之規限下，董事會可授出購股權，所涉及認購價於購股權期間內若干期間之定價有所不同，惟認購價不可低於根據(g)段而釐定之價格；

(vi) 解釋及詮釋首次公開發售後購股權計劃及根據首次公開發售後購股權計劃所授出購股權之條款；

(vii) 訂明、修訂及刪除有關首次公開發售後購股權計劃之規則及條例，包括基於根據外國法例可獲優惠待遇及針對特定類別僱員可得優惠而設立之輔助計劃的相關規則及規例，惟任何該等輔助計劃須根據上市規則(包括上市規則第十七章)之規定進行管理；

(viii) 在第(x)段之規限下，修改任何購股權協議之條款及條件，惟該修改須與上市規則及首次公開發售後購股權計劃之條款一致。

**(e) 授出購股權**

根據及按照首次公開發售後購股權計劃條款及上市規則規定(特別是向大昌行董事、高級行政人員及主要股東或彼等各自之聯繫人授出購股權)，董事會有權在採納首次公開發售後購股權計劃當日起計十年內，隨時透過全權酌情甄選向任何僱員建議授出購股權。

## 乙部 — 首次公開發售後購股權計劃

下文為首次公開發售後購股權計劃主要條款的概要。首次公開發售後購股權計劃經(i)大昌行全體股東的書面決議案；及(ii)股東的普通決議案，建議批准及採納。就本附錄一乙部而言，所提及的「董事會」乃指大昌行董事會或其正式授權之委員會，所提及的「僱員」乃指大昌行或任何附屬公司所聘請的任何人士，以及大昌行或任何附屬公司的高級職員或董事(無論執行或非執行)，所提及的「承授人」乃指任何根據首次公開發售後購股權計劃條款接納授出購股權的僱員，或倘文義有所規定，則該名僱員的法定個人代理人。倘(a)大昌行或相關附屬公司批准休假；或(b)於大昌行與任何附屬公司或任何後續公司之間調任，承授人的僱員身份將不會終止。

**(a) 目的**

首次公開發售後購股權計劃旨在吸引及挽留菁英人才發展大昌行業務；為僱員提供額外獎勵；以及藉連繫承授人及大昌行股東之利益，促進大昌行長遠業務成功。

**(b) 可參與人士**

根據及按照首次公開發售後購股權計劃條款與上市規則規定，董事會可全權酌情甄選向任何僱員授出購股權。

**(c) 中信泰富之股東或獨立非執行董事之批准**

根據及只要(i)上市規則有所規定；(ii)中信泰富為大昌行控股公司；及(iii)中信泰富的股份於聯交所上市，則首次公開發售後購股權計劃內規定須獲大昌行股東或獨立非執行董事(視情況而定)批准的任何條文，亦作理解為規定須獲中信泰富股東或獨立非執行董事(視情況而定)批准。倘有關條文規定大昌行於尋求其股東批准前向彼等刊發通函，中信泰富亦須於尋求其股東批准前向彼等刊發通函。

**(d) 管理**

首次公開發售後購股權計劃由董事會管理。董事會之管理權包括有權酌情：

(i) 根據首次公開發售後購股權計劃甄選可能獲授購股權之僱員；

(ii) 在上市規則及法例規限下，釐定購股權授出時間；

(iii) 釐定購股權數目；

本附錄載有購股權計劃主要條款的概要，惟並不屬於亦無意成為購股權計劃的一部分，亦不可將其視為會影響購股權計劃規則的詮釋。

**甲部 — 首次公開發售前購股權計劃**

經(i)大昌行全體股東的書面決議案；及(ii)股東的普通決議案，建議批准及採納首次公開發售前購股權計劃的主要條款與首次公開發售後購股權計劃者(如適用)大致相同，除了以下主要條款外：

(a) 每股大昌行股份認購價將為發售價；

(b) 於大昌行股份開始於聯交所買賣後，將不會發售或授出購股權；

(c) 承授人於上市日期起計6個月內，將不可行使根據首次公開發售前購股權計劃授出的任何購股權；

(d) 有效行使購股權須符合下列條件：(i)聯交所上市委員會批准根據首次公開發售前購股權計劃所發行的大昌行股份上市及買賣；及(ii)大昌行股份開始於聯交所買賣；

(e) 有關首次公開發售前購股權計劃可授出的購股權數目上限為18,000,000股大昌行股份，即緊隨大昌行股份開始於聯交所買賣後的已發行大昌行股份總數的1%；及

(f) 倘上市未能於二零零八年十二月三十一日或之前進行，則採納首次公開發售後購股權計劃的先決條件將不適用，及根據首次公開發售前購股權計劃授出的購股權或將授出的購股權將會自動失效。

本公司已向上市委員會就批准建議根據首次公開發售前購股權計劃授出的購股權獲行使而發行的大昌行股份上市及買賣作出申請。

**發售的條件**

分拆建議先決條件的詳情於通函內「董事會函件」一節中詳述。然而，全球發售及分拆建議須待(其中包括)股東於股東特別大會上通過普通決議案批准分拆建議後，方可作實。由於所有股東於分拆建議中的權益與其他各位股東相同，故所有股東(包括控股股東)均有權就分拆建議投票。根據上市規則第15項應用指引第3(e)段，在任何情況下，如控股股東在面對大部分小股東反對下投票通過分拆建議，則聯交所預期將收取獨立財務顧問就有關股東大會所作討論而發出的報告。

除須獲股東批准分拆建議外，股份發售及分拆建議亦須待(其中包括)上市委員會批准大昌行股份上市、包銷商的責任成為無條件及包銷協議並無終止後，方可作實。因此，倘上述及其他適用條件並未達成或獲豁免，分拆建議及股份發售可能不會進行。

**推薦建議**

基於上述主要因素及理由，吾等認為分拆建議的條款就股東而言屬公平合理，而分拆建議符合　貴公司及股東的整體利益。因此，吾等建議獨立董事委員會推薦建議股東投票贊成將於股東特別大會上提呈批准分拆建議的決議案。

此致

*中信泰富有限公司*
*獨立董事委員會及股東*　台照

代表
**德國商業銀行香港分行**
*企業融資部主管－亞太區*　**陳嘉忠**
*企業融資部－亞太區*　**林崇謙**
謹啟

二零零七年九月十七日

**優先發售**

根據上市規則第15項應用指引第3(f)段，股東應按保證配額獲配售大昌行股份，方法可以是分配大昌行現有股份，或於提呈發售任何新大昌行股份中供股東優先申請。就此而言，貴公司建議，倘落實分拆建議，合資格股東將有權按保證基準以發售價認購，基準為彼等於二零零七年十月三日每持有25股現有股份的完整倍數可認購一股預留股份。

為評估根據優先發售向合資格股東配售大昌行股份的保證配額的合理程度，吾等確定下列近期於聯交所上市的公司進行的分拆(「分拆」)以作比較之用：

| 上市日期 | 公司名稱 | 股份編號 | 保證配額佔股份總數的百分比 *(附註)* |
|---|---|---|---|
| 二零零四年三月 | Tom在線有限公司 | 8282 | 3.9% |
| 二零零四年六月 | 大新銀行集團有限公司 | 2356 | 15.0% |
| 二零零四年十月 | 和記電訊國際有限公司 | 2332 | 4.9% |
| 二零零五年一月 | 王朝酒業集團有限公司 | 828 | 12.0% |
| 二零零五年十月 | 萬華媒體集團有限公司 | 426 | 7.0% |
| 二零零六年五月 | 天津港發展控股有限公司 | 3382 | 10.6% |
| 二零零七年四月 | 中信1616集團有限公司 | 1883 | 6.9% |
| 二零零七年七月 | 新世界百貨中國有限公司 | 825 | 5.0% |
| | **大昌行** | | **5.7%** |

*附註：　資料源自各自公司之有關招股書。*

根據分拆向股東配售的保證配額佔發售股份的百分比介乎3.9%至15.0%。假設超額配股權不獲行使，大昌行發售股份額中約5.7%可根據優先發售供合資格股東按發售價認購。鑑於大昌行的有關百分比與其他分拆相若，故吾等認為優先發售的規模屬合理。

吾等注意到以下於聯交所主板上市的公司，其部分從事的業務與大昌行集團經營的業務相似，例如消費者貿易、汽車經銷或供應鏈管理／物流：

| | 股份代號 | 平均價格<br>*(附註1)*<br>*(港幣)* | 過往<br>每股盈利<br>*(附註2)*<br>*(港幣)* | 市盈率<br>*(附註3)*<br>*(倍)* |
|---|---|---|---|---|
| *零售* | | | | |
| 國美電器控股有限公司 | 493 | 11.81 | 0.41 | 28.80 |
| 聯華超市股份有限公司 | 980 | 10.74 | 0.42 | 25.57 |
| 利亞零售有限公司 | 8052 | 3.42 | 0.11 | 31.09 |
| *食品及飲料* | | | | |
| 華潤創業有限公司 | 291 | 29.04 | 1.19 | 24.40 |
| 康師傅控股有限公司 | 322 | 8.92 | 0.21 | 42.48 |
| 中國蒙牛乳業有限公司 | 2319 | 26.16 | 0.57 | 45.89 |
| 中國雨潤食品集團有限公司 | 1068 | 8.73 | 0.36 | 24.25 |
| *供應鏈管理／物流* | | | | |
| 利豐有限公司 | 494 | 26.81 | 0.67 | 40.01 |
| 利和經銷集團有限公司 | 2387 | 23.28 | 0.59 | 39.46 |
| *香港汽車經銷商* | | | | |
| 利星行有限公司 | 238 | 4.78 | 0.30 | 15.93 |
| 和記行(集團)有限公司 | 720 | 0.95 | 0.03 | 31.67 |
| **中位數** | | | | 31.09 |
| **平均數** | | | | 31.78 |
| **大昌行***(附註4)* | | | | 25至33 |

*資料來源： 彭博及可比較公司各自之年報*

*附註1： 按截至最後實際可行日期(包括該日)止最後180個交易日的股份平均價格計算。*

*附註2： 各家可比較公司的過往每股盈利乃摘錄自彼等各自截至二零零六年十二月三十一日止年度的年報。*

*附註3： 市盈率即最後180個交易日股份的平均價格除以彼等各自年報所述的過往每股盈利。*

*附註4： 按截至二零零六年十二月三十一止年度 貴集團應佔大昌行綜合溢利港幣322,000,000元及全球發售的市值介乎港幣8,200,000,000元至港幣10,600,000,000元之間計算。*

根據吾等上述的分析，吾等注意到，按可比較公司(「可比較公司」)截至二零零六年十二月三十一日止期間的財務業績計算的市盈率約介乎15.9倍至45.9倍，平均數約為31.8倍，中位數為31.1倍。考慮到大昌行的預期市盈率將介乎約25倍至33倍(屬於可比較公司市盈率範圍內，而最低者低於可比較公司的平均市盈率)，吾等認為，倘大昌行股份按過往市盈率提呈發售，而與上文分析可比較公司的過往市盈率的平均數及中位數相若或高於該等市盈率，則符合 貴公司及其股東的整體利益。

誠如通函「董事會函件」一節中披露，截至二零零四年、二零零五年及二零零六年十二月三十一日止三個財政年度，股東應佔已審核綜合溢利（不包括　貴集團於大昌行的權益）分別為港幣3,296,000,000元、港幣3,747,000,000元及港幣7,950,000,000元。鑑於來自　貴集團餘下業務的溢利水平及分拆建議後可動用的資產總值，吾等認為，　貴集團於分拆建議後仍有重要及持續可行的業務，並從餘下業務中獲取多元化收入的組合。

**4.　全球發售**

根據分拆建議，發行新大昌行股份將佔大昌行擴大後已發行股本約10%，並將根據全球發售可經公開發售及國際發售予以認購。按照大昌行的市值估計介乎約港幣8,200,000,000元至港幣10,600,000,000元，及截至二零零六年十二月三十一日止年度　貴集團應佔大昌行溢利約港幣322,000,000元計算，預期市盈率（「市盈率」）將介乎約25倍至33倍之間。

吾等已與　貴公司管理層討論，並獲告知全球發售大體上按下列因素釐定：

(i)　大昌行過往財務表現；

(ii)　大昌行的增長潛力；

(iii)　香港證券市場的表現及市場對全球發售的整體反應（參考發售統計數據、認購結果及近期市場進行的首次公開發售的售後股價表現）；及

(iv)　下文所述　貴公司及市場可比較公司目前的買賣比率。

*(iv) 對　貴集團負債狀況的影響*

根據　貴公司於二零零六年十二月三十一日的已審核綜合資產負債表，　貴集團的股東權益為港幣46,500,000,000元，負債淨額(負債總額減現金和銀行存款)為港幣14,600,000,000元。　貴集團於二零零六年十二月三十一日的資本總額(即股東權益及負債淨額合計)約為港幣61,100,000,000元。於二零零六年十二月三十一日，　貴集團的負債比率(負債淨額佔　貴集團資本總額的百分比)約為24%。

鑑於大昌行將於全球發售中獲取約港幣800,000,000元(假設超額配股權不獲行使)至港幣1,000,000,000元(假設超額配股權獲悉數行使)，及大昌行仍為　貴公司的附屬公司且其財務業績將繼續於　貴集團賬目內綜合入賬，預期分拆建議及全球發售後，　貴集團的現金狀況將按相同金額增加。此外，　貴集團出售待售大昌行股份將令　貴公司取得額外資金約港幣2,500,000,000元至港幣3,300,000,000元(假設超額配股權不獲行使)或港幣3,000,000,000元至港幣4,000,000,000元(假設超額配股權獲悉數行使)。

就此基準而言，根據　貴集團於二零零六年十二月三十一日的財政狀況及考慮到　貴集團將從全球發售收取的估計所得款項淨額(按大昌行集團估計市值中位數作計算)合共約介乎港幣3,800,000,000元(假設超額配股權不獲行使)至港幣4,400,000,000元(假設超額配股權獲悉數行使)，　貴集團現金總額狀況將增加約港幣3,800,000,000元(假設超額配股權不獲行使)至港幣4,400,000,000元(假設超額配股權獲悉數行使)。按此基準計算，　貴集團的負債比率將下降至約18.2%(假設超額配股權不獲行使)或17.2%(假設超額配股權獲悉數行使)。鑑於上文所述，吾等認為分拆建議及全球發售符合　貴公司及股東的整體利益。

*(v) 貴集團於進行分拆建議後的業務*

進行分拆建議後，　貴集團除持有大昌行集團逾50%權益外，　貴集團將繼續經營製造特種鋼鐵、鐵礦石開採、物業發展及投資、基礎建設(例如：發電、航空、基礎設施及信息業)等業務。大昌行集團的業務為　貴集團多元化業務中其中一項鮮明的業務。鑑於　貴集團擁有多種獨立劃分的業務，預期分拆建議不會導致與　貴集團餘下業務構成任何重疊或競爭。大昌行除了為將集團內部監控、公司秘書、內部審核職能及稅務合規事宜保持與　貴集團一致，而為此與　貴集團共用此等職能外，預期大昌行集團在絕大部分情況下均以獨立於　貴集團的方式運作。

影響， 貴公司於大昌行擴大後已發行股本中所佔股權減少至56.6%(假設超額配股權不獲行使)或50.1%(假設超額配股權獲悉數行使)將導致截至二零零六年十二月三十一日止年度 貴公司權益持有人應佔溢利分別攤薄約1.7%及1.9%。

謹請注意，上述分析並無計及分拆建議及全球發售可能為 貴集團及大昌行集團可能帶來的任何如上文所論述的新業務機遇及利益，特別是並無計及全球發售所得款項的可動用情況及大昌行集團獨立上市地位可能帶來的機遇及利益。在考慮到進行分拆建議及全球發售後 貴集團的業務架構(如上文所論述)、資產淨值、營運資金及及負債狀況(按下文所詳述)均有改善，綜合而言，吾等認為 貴公司權益持有人應佔溢利如上文所闡述者有所減少，就股東而言屬可以接受。

此外，誠如上文(i)所論述，按全球發售後大昌行的預期市值介乎約港幣8,200,000,000元至港幣10,600,000,000元計算，預計全球發售可令 貴集團的資產淨值(已扣除少數股東權益)增加港幣2,300,000,000元(假設超額配股權不獲行使)至港幣2,600,000,000元(假設超額配股權獲悉數行使)。此乃全球發售所得的一次性收益，此等收益屬非經常性收益，倘股份發售及分拆建議於截至二零零七年十二月三十一日止年度內進行，有關收益將於 貴集團於該年度的損益賬中反映。然而，謹請注意上述全球發售的收益乃按多項假設計算，其中包括全球發售已於二零零六年十二月三十一日完成及並無計及大昌行集團於二零零六年十二月三十一日後的財政狀況。因此， 貴集團就全球發售所確認的實際收益(參考全球發售完成時大昌行集團的財政狀況計算)可能有別於上述計算。

*(iii) 對 貴集團營運資金的影響*

誠如「董事會函件」中「所得款項及其擬定用途」一段所披露，全球發售預期包括出售待售大昌行股份及提呈將由大昌行發行的新大昌行股份，而全球發售所募集的所得款項淨額估計介乎港幣3,300,000,000元至港幣4,300,000,000元(假設超額配股權不獲行使)或港幣3,800,000,000元至港幣5,000,000,000元(假設超額配股權獲悉數行使)。鑑於全球發售的建議架構，預期全球發售募集的額外新股本將用作 貴集團及大昌行集團的額外營運資金。鑑於上述各項，加上大昌行於分拆建議後仍為 貴公司的附屬公司但較少依賴 貴集團為其日常營運及未來擴充所提供的財政支持，吾等認為， 貴集團的營運資金狀況將因分拆建議及全球發售而後獲得改善，符合 貴公司及股東的整體利益。

*附註3： 大昌行將於全球發售中收取的所得款項淨額乃根據其市值介乎港幣8,200,000,000元至港幣10,600,000,000元的中位數計算，僅供説明之用。*

*附註4： 包括 貴集團將於全球發售中收取的所得款項（大昌行收取的所得款項除外）及 貴集團於分拆建議及全球發售前後應佔大昌行資產淨值（已扣除少數股東權益）部分的差額。*

根據上表所述，全球發售完成後， 貴集團的資產淨值（已扣除少數股東權益）將增加約港幣2,300,000,000元（假設超額配股權不獲行使），相等於綜合資產淨值（已扣除少數股東權益）上升約4.9%；或增加約港幣2,600,000,000元（假設超額配股權獲悉數行使），相等於 貴集團的綜合資產淨值（已扣除少數股東權益）上升約5.6%。根據上述基準，吾等認為 貴公司可受惠於分拆建議及全球發售所帶來的 貴公司綜合資產淨值（已扣除少數股東權益）增長，而股東亦可間接從中受惠。

*(ii) 對盈利的影響*

全球發售及分拆建議對 貴集團未來盈利所產生的影響將視乎（其中包括）全球發售所募集的所得款項的回報，以及 貴集團和大昌行集團業務營運的未來業務發展。

誠如通函內「董事會函件」一節所載，於分拆建議後，貴集團將持有大昌行擴大後已發行股本的56.6%（假設超額配股權不獲行使）或50.1%（假設超額配股權獲悉數行使）。因此，大昌行仍為 貴公司的附屬公司，其財務業績將與 貴公司的賬目綜合入賬。然而，於完成分拆建議及全球發售後， 貴公司綜合財務業績中所列的 貴公司應佔大昌行盈利百分比將由100%減至約56.6%（假設超額配股權不獲行使）或50.1%（假設超額配股權獲悉數行使）。

誠如上文所述，由於進行分拆建議及全球發售，預期 貴公司可自全球發售中錄得「一次性」收益，因此，該「一次性」收益將對 貴公司截至二零零七年十二月三十一日止年度的盈利帶來正面影響（假設分拆建議及全球發售將於二零零七年十二月三十一日或之前完成）。然而， 貴公司因分拆建議及全球發售確認的收益將很大程度上視乎全球發售的最終定價。

根據截至二零零六年十二月三十一日止年度 貴公司權益持有人應佔已審核綜合溢利約港幣8,272,000,000元及截至二零零六年十二月三十一日止年度 貴公司應佔大昌行已審核溢利的部分約港幣322,000,000元計算，估計 貴公司的已審核綜合溢利中約3.9%乃來自大昌行集團。假設分拆建議已於二零零六年一月一日完成，且不計及全球發售的「一次性」收益及大昌行將予宣派的上市前股息港幣900,000,000元所帶來的財務

**3. 分拆建議對 貴集團的影響**

誠如通函中「董事會函件」一節所述，全球發售的確實規模有待落實。因此，下文討論有關分拆建議的財務影響乃以全球發售募集的所得款項淨額介乎約港幣3,300,000,000元至約港幣4,300,000,000元(假設超額配股權不獲行使)或介乎約港幣3,800,000,000元至約港幣5,000,000,000元(假設超額配股權獲悉數行使)之間為基準。

*(i) 對資產淨值的影響*

誠如通函內「董事會函件」一節所述，按照全球發售的現行架構、大昌行的預期市值及 貴集團出售待售大昌行股份的所得款項，預期根據分拆建議及分拆建議完成後進行的全球發售出售 貴集團所持的待售大昌行股份及提呈將由大昌行發行的新大昌行股份後， 貴集團將確認「一次性」收益。假設分拆建議已於二零零六年十二月三十一日完成，為僅供說明之用， 貴集團預計從全球發售所確認的收益如下：

| | | **假設超額配股權不獲行使**<br>*港幣十億元*<br>*(附註1)* | **假設超額配股權獲悉數行使**<br>*港幣十億元*<br>*(附註1)* |
|---|---|---|---|
| 已扣除少數股東權益的綜合已審核資產淨值 | *(附註2)* | 3.7 | 3.7 |
| ***經調整：***大昌行將予宣派的上市前股息 | | (0.9) | (0.9) |
| 全球發售前大昌行的經調整資產淨值 | | 2.8 | 2.8 |
| ***經調整：***大昌行於全球發售中收取的估計所得款項淨額 | *(附註3)* | 0.9 | 0.9 |
| 全球發售後大昌行的經調整已審核資產淨值 | | 3.7 | 3.7 |
| 全球發售完成後 貴集團於大昌行已審核資產淨值中應佔的權益 | | 2.1 | 1.9 |
| **全球發售的預計收益** | *(附註4)* | 2.3 | 2.6 |
| 股東於二零零六年十二月三十一日應佔權益 | | 46.5 | 46.5 |
| 全球發售後 貴集團的經調整綜合資產淨值(已扣除少數股東權益)的增長百分比 | | 4.9% | 5.6% |

*附註1： 假設根據購股權計劃授出的購股權不獲行使。*

*附註2： 根據大昌行的已審核財務報表計算。*

就大昌行而言，其從全球發售收取的所得款項淨額估計約港幣800,000,000元至港幣1,000,000,000元之間。大昌行計劃將全球發售的所得款項淨額用作以下用途：

— 約46%於其後三年用於擴充大昌行集團的汽車業務；

— 約23%於其後三年用於擴充大昌行集團的食品及消費品貿易業務；

— 約30%於其後三年用於擴充大昌行集團的物流及食品供應鏈業務；及

— 佔不多於所得款項總額10%的餘款將用作一般營運資金及一般企業用途。

*(iv) 購股權計劃*

誠如通函內「董事會函件」一節中披露，大昌行建議採納購股權計劃，當中包括首次公開發售前購股權計劃及首次公開發售後購股權計劃。除於通函內附錄一所指明者外，首次公開發售前購股權計劃的主要條款與首次公開發售後購股權計劃的主要條款大致相同，主要旨在吸引及挽留菁英人才發展大昌行業務；為大昌行僱員提供額外獎勵；以及藉連繫承授人及大昌行股東的利益，促進大昌行長遠財務方面的成功。儘管 貴公司自身已有為類似目的而設立的股份獎勵計劃，惟大昌行集團高級管理層及僱員的表現未必可於股價中反映。吾等認為，購股權計劃可更有效激勵大昌行集團的高級管理層及員工發展大昌行集團的業務，方法是透過獨立評估大昌行的股份表現及透過購股權計劃將管理層部分酬金與股份表現掛鉤，致使大昌行集團業務的表現具有更高透明度。

基於上述基準，吾等認為，儘管 貴集團於大昌行的股權將出現重大攤薄，惟分拆建議將(i)體現大昌行本身的價值及讓 貴集團變現過去多年來於大昌行集團的投資；(ii)改善 貴集團的整體管理及組織架構；及(iii)為保留集團及大昌行集團各自日後發展提供額外資金。因此，吾等認為， 貴集團於大昌行權益的可能攤薄屬可以接受。

儘管　貴公司於大昌行擴大後已發行股本中所佔的權益大幅減少，惟吾等認為　貴集團及大昌行均會受惠於分拆建議，理由如下：

*(i)　劃分業務*

完成分拆建議後，大昌行將成為獨立上市集團(惟預期將繼續為　貴公司附屬公司)，並可將其貿易及分銷業務與保留集團(定義見通函)所從事的一系列業務完全劃分。因此，保留集團可集中發展其他核心業務的潛力，與此同時，大昌行集團可確立其地位，並為投資者提供評估及投資於大昌行作為貿易及分銷業的主要市場參與者的機遇。

*(ii)　提高大昌行集團的財務靈活性*

分拆建議可讓大昌行於市場中自行募集權益／負債資本，並利用其增長潛力吸引尋求機會投資從事汽車及消費品業務的綜合企業的新投資者。因此，此舉將為大昌行集團提供額外財務靈活性及更多元化的集資途徑，為其現有業務及資本開支提供資金，藉以透過持續自行擴充及收購以作增長。上述各項均可減低大昌行對　貴集團的財政依賴，而保留集團可動用更多內部資源發展其他核心業務。

*(iii)　從全球發售所得款項中所得的額外營運資金*

誠如通函內「董事會函件」內「所得款項及其擬定用途」分節中所披露，預期全球發售包括出售　貴集團所持的待售大昌行股份及提呈將予發行的新大昌行股份。假設大昌行的市值估計約為港幣8,200,000,000元至港幣10,600,000,000元之間，預期全球發售合共所得款項淨額(已扣除包銷費及有關開支，並假設超額配股權不獲行使)估計介乎約港幣3,300,000,000元至港幣4,300,000,000元之間。所得款項淨額將按待售大昌行股份及新大昌行股份數目的比例分別付予　貴公司及大昌行，暫時比例定為601,200,000：180,000,000。倘超額配股權獲悉數行使，於扣除按比例計算的包銷費及有關開支後，全球發售的所得款項淨額將增至介乎約港幣3,800,000,000元至港幣5,000,000,000元之間。

增長潛力。憑藉 貴集團於中國的強大全國分銷網絡， 貴集團的目標是為餐飲及酒店業的客戶提供食品供應鏈管理服務。由於中國消費者的消費額持續上升，愈來愈多製造商選擇將物流採購工序外判予專業物流服務供應商，因此， 貴集團相信，供應鏈管理服務及物流業務未來將具備極大增長潛力。

**2. 進行分拆建議的裨益**

誠如通函內「董事會函件」一節中披露，預期全球發售包括出售 貴公司所持的待售大昌行股份及大昌行提呈其將予發行的新大昌行股份。完成分拆建議後，已發行大昌行股份的總數建議為1,800,000,000股大昌行股份。假設超額配股權不獲行使，待售大昌行股份及新大昌行股份的數目暫時分別定為601,200,000股待售大昌行股份及180,000,000股新大昌行股份。然而，由於分拆建議的最終架構尚未確實，故上述大昌行股份的數目、發售價、全球發售的確實規模、公開發售及國際配售之間的確實分配及包銷協議的條款尚待確定。

根據上述全球發售的建議架構，預期緊隨分拆建議完成後，預期 貴公司將於大昌行擴大後已發行股本中擁有約56.6%的權益（假設超額配股權不獲行使）或於大昌行擴大後已發行股本中擁有約50.1%的權益（假設超額配股權獲悉數行使）。按此基準計算，預期分拆建議前後的大昌行股權架構如下：


分拆建議前的股權架構
本公司
100%
大昌行
分拆建議後的股權架構
本公司
公眾股東
56.6%
(50.1%)
43.4%
(49.9%)
大昌行

*附註1：　括號內的百分比為超額配股權獲悉數行使後的股權百分比*

*附註2：　假設購股權計劃項下授出的購股權不獲行使*

三十一日止年度，股東應佔溢利分別約為港幣3,534,000,000元、港幣3,989,000,000元及港幣8,272,000,000元。

大昌行集團亦擁有長遠的營運歷史，是一間經營多元化業務的綜合企業，主要從事(i)銷售汽車、汽車相關業務及服務；(ii)銷售食品及消費品，及(iii)提供利用綜合分發平台和中國、香港及澳門的穩固基礎和龐大網絡作支援的物流服務。截至二零零四年、二零零五年及二零零六年十二月三十一日止三個年度，大昌行股東應佔已審核綜合淨溢利分別約為港幣238,000,000元、港幣242,000,000元及港幣322,000,000元；於二零零五年及二零零六年十二月三十一日，大昌行集團的已審核綜合資產淨值(已扣除少數股東權益)分別約為港幣3,377,000,000元及港幣3,656,000,000元。以下為大昌行集團主要業務的概述：

*(i) 銷售汽車及提供相關服務*

大昌行集團為香港最大規模的主要經銷商之一，經銷多款汽車。大昌行集團獲授於香港經銷11個汽車品牌的權利，包括多個歐洲及日本中高檔次的汽車品牌，佔二零零六年香港新車市場約27%。此外，大昌行集團透過其附屬公司和與當地夥伴訂立的合約安排(包括於中國十個主要城市的29家4S門店(當中21家乃根據城市代理權經營))，於中國經銷17個進口及當地製造的汽車品牌。大昌行集團現為香港及澳門首屈一指的汽車集團，並致力成為中國市場的領導者之一。

除出售汽車以外，大昌行集團亦提供多項汽車相關服務，包括售後服務及檢查、零件零售及分銷、租賃及車隊管理，以及機場地勤支援服務。

*(ii) 食品及消費品貿易及分銷*

大昌行集團是逾500種食品的主要分銷商，從多個國家進口，例如從美國進口急凍牛肉及從巴西進口急凍豬肉及家禽；並從28個國家進口約700種快速消費品，例如運動飲品、補充飲料及糖果。大昌行集團擁有龐大的分銷網絡，覆蓋香港及澳門逾5,000名客戶及中國逾10,000名客戶，該等客戶主要屬於中國、香港及澳門的食品服務、零售和批發行業，亦有來自日本及新加坡海外市場的客戶。此外，大昌行集團於香港擁有48家大昌食品市場及4家大昌食品專門店，於香港急凍食品零售市場中穩佔重要一席位。

*(iii) 物流服務*

大昌行集團發展完善的核心業務令其擁有多元化及廣闊的客戶基礎和客戶資料數據庫以及龐大的分銷網絡，令大昌行集團可藉此為其現有業務和為第三方客戶提供服務，包括但不限於快速消費品(「FMCG」)供應商、食品服務經營商、零售商及酒店。由於　貴集團的客戶基礎可為FMCG品牌擁有人(特別是進口品牌食品產品)在香港、澳門及中國市場上提供一站式品牌建立及拓展平台，故　貴集團認為其物流業務極具

先生及何厚鏘先生已同意不出任獨立董事委員會成員。因此，已成立之獨立董事委員會，成員只包括韓武敦先生及陸鍾漢先生，以就分拆建議的條款是否公平合理及分拆建議是否符合 貴公司及股東的整體利益向股東給予推薦建議，並就股東於股東特別大會(「股東特別大會」)上應如何就有關分拆建議的有關決議案投票向股東提供意見。吾等(即德國商業銀行香港分行)已獲委任為獨立財務顧問，以就分拆建議的條款及有關條款是否公平合理和是否符合 貴公司及股東的整體利益向獨立董事委員會及股東提供意見。

於達致吾等的推薦建議時，吾等依賴 貴公司向吾等提供的資料及事實。吾等假設 貴公司提供予吾等的所有資料及事實於所有重大方面均屬真實、完整及準確，吾等亦對其作出依賴。此外，吾等依賴董事經一切合理查詢及審慎決定後作出的陳述，及據彼等所深知、所悉及確信，並無遺漏其他事實或陳述，以致通函所載任何聲明有所誤導。此外，吾等已審閱(其中包括)大昌行及 貴公司的有關財務資料，包括 貴公司已刊發的年報。吾等亦假設由 貴公司向吾等提供及負全責的通函當中作出或提述的所有資料、聲明及陳述，於作出時及於通函寄發日期於所有重大方面仍屬真實、完整及準確。

吾等認為，吾等(i)向 貴公司獲取一切所需資料時，已採取上市規則第13.80條規定的合理程序；及(ii)已審閱足夠資料，以就分拆建議達致知情見解及為吾等的推薦建議提供合理基礎。吾等並無理由懷疑有任何重大事實遭遺漏或隱瞞，吾等亦不知悉有任何事實或情況會導致吾等所獲提供的資料及陳述失實、不確或誤導。然而，吾等並無對 貴公司提供的資料進行任何獨立核證；亦無對 貴公司及其各聯營公司的業務及狀況作出獨立深入調查。

## 主要考慮因素及理由

吾等於達致有關分拆建議的意見，及就向獨立董事委員會及股東出具獨立財務意見時，吾等曾考慮以下主要因素：

### 1. 貴集團及大昌行集團的主要業務

貴集團的業務歷史源遠流長，其股份自一九八六年起於聯交所上市。 貴集團的主要業務包括五項發展完善的業務，即製造特種鋼鐵、鐵礦石開採、物業發展及投資、基建(例如：發電、航空、基礎設施及信息業)及銷售和分銷。截至二零零四年、二零零五年及二零零六年十二月三十一日止年度， 貴集團的營業額分別約為港幣22,912,000,000元、港幣26,564,000,000元及港幣47,049,000,000元。截至二零零四年、二零零五年及二零零六年十二月

德國商業銀行

COMMERZBANK

（於德國聯邦共和國註冊成立之公眾有限公司）

香港分行

香港郵政總局信箱
11378號

中環遮打道3A號
香港會所大廈21樓

電話 28429668
電傳 66 400 cbk hk hx
傳真 28681414
swift代碼 COBAHK HX XXX


敬啟者：

**建議分拆**
**大昌行集團有限公司**
**於聯交所主板獨立上市**

## 緒言

茲提述吾等獲委任為獨立財務顧問，就有關　貴公司全資附屬公司大昌行集團有限公司的分拆建議向獨立董事委員會及股東提供意見。分拆建議的詳情(包括全球發售的建議架構)載於二零零七年九月十七日刊發的致股東通函(「通函」)的董事會函件內，而本函件為通函其中部分。除本函件另有界定外，本函件所用詞彙與通函所界定者具有相同涵義。

大昌行集團是一間經營多元化業務的綜合企業，主要從事(i)銷售汽車、汽車相關業務及服務；(ii)銷售食品及消費品，及(iii)提供利用綜合分發平台和中國、香港及澳門的龐大網絡作支援的物流服務。誠如通函所披露，分拆建議及全球發售將導致大昌行股份於聯交所主板獨立上市，預期　貴公司於大昌行擴大後已發行股本的權益將減至約56.6%(假設超額配股權不獲行使)或約50.1%(假設超額配股權獲悉數行使)。由於大昌行的資產總額及收益分別佔　貴公司綜合資產總額及收益超過5%，故根據上市規則大昌行被視為　貴公司的主要附屬公司。此外，鑒於分拆建議的有關百分比率(定義見上市規則)預期超過5%但少於25%，分拆建議將構成　貴公司於大昌行權益的重大攤薄，並構成上市規則第14章項下的一項須予披露交易。因此，根據上市規則第15項應用指引第3(e)(1)(ii)段，分拆建議須獲股東批准。

董事會目前由18名董事組成，包括執行董事榮智健先生、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；非執行董事張偉立先生、德馬雷先生、常振明先生及彼得•克萊特先生(德馬雷先生的替任董事)；及獨立非執行董事何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。由於何厚浠先生為大昌行非執行董事，而何厚鏘先生為何厚浠先生之弟，為免出現任何利益衝突，何厚浠

CITIC PACIFIC

# CITIC Pacific Limited
# 中信泰富有限公司

*(根據公司條例於香港註冊成立的有限公司)*

**(股份代號：267)**

敬啟者：

**有關建議分拆**
**大昌行集團有限公司**
**於香港聯合交易所有限公司主板獨立上市的**
**須予披露交易及大昌行集團有限公司購股權計劃建議**

吾等獲委任為獨立董事委員會成員，負責就分拆建議向 閣下提供意見。分拆建議的詳情載於日期為二零零七年九月十七日的通函(「**通函**」，本函件為其中部分)內的「董事會函件」。除文義另有所指外，本函件所用詞彙與通函所定義者具相同涵義。

閣下務請垂注通函第22頁至第35頁「德國商業銀行函件」，當中載有德國商業銀行就分拆建議對吾等提供的意見。經考慮德國商業銀行提供的意見以及其在達致此等意見時所考慮的主要因素及理由後，吾等認為，分拆建議的條款對股東而言屬公平合理，而分拆建議亦符合中信泰富及股東的整體利益。因此，吾等推薦建議股東投票贊成將於股東特別大會提呈的有關普通決議案，有關決議案載於通函最後部分召開有關大會通告內。

此致

*列位股東* 台照

代表
*獨立董事委員會*
**韓武敦** **陸鍾漢**
*獨立非執行董事* *獨立非執行董事*
*謹啟*

二零零七年九月十七日

對分拆建議的意見及在達致該等意見時所考慮的主要因素及理由。董事完全同意德國商業銀行的意見。

獨立董事委員會由韓武敦先生及陸鍾漢先生組成。中信泰富獨立非執行董事何厚浠先生同時兼任大昌行的非執行董事。中信泰富另一名獨立非執行董事何厚鏘先生為何厚浠先生之弟。為免出現任何利益衝突，兩位何先生已同意不出任獨立董事委員會成員。

獨立董事委員會在考慮德國商業銀行的意見後認為，分拆建議屬公平合理，並符合中信泰富及股東的整體利益。

因此，獨立董事委員會建議股東投票贊成將於股東特別大會上提呈的普通決議案，以酌情批准分拆建議及據此擬進行的交易。

## I. 一般資料

法國巴黎融資已獲委任為全球發售的全球協調人及保薦人。董事會預期載有(其中包括)優先發售的詳情(包括分配基準)的招股章程將適時寄發予合資格股東。

## J. 其他資料

本通函僅派發予股東。本通函並不構成認購或購買任何證券的要約或邀請，亦不應被視為提呈任何該等要約或邀請。本通函及當中所載任何內容均不構成任何合約或承諾的根據。

就全球發售而言，可根據香港法例第571W章證券及期貨(穩定價格)規則對大昌行股份進行穩定價格行動。任何擬進行的穩定價格行動的詳情以及證券及期貨條例對該行動的監管情況將載於招股章程內。

閣下務請垂注本通函附錄所載的其他資料。

此致

*列位股東*　台照

承董事會命
**中信泰富有限公司**
**榮智健**
*主席*
謹啟

二零零七年九月十七日

於1、2及3項情況下，購股權之每股股份的公平價值分別為港幣1.08元、港幣1.24元及港幣1.40元。

倘上述假設出現變動，足以嚴重影響二項模式的結果，故購股權的實際價值可能因是項定價模式的限制而有別於購股權的估計公平價值。

所有於首次公開發售前購股權計劃屆滿前遭沒收之購股權將被視作失效，不會重新加入根據首次公開發售前購股權計劃可供發行的股份數目。根據首次公開發售前購股權計劃授出的購股權只可於上市日期後六個月行使。

每份購股權的行使期由授出購股權日期起計五年。除根據行使購股權可認購的大昌行股份數目及授出的購股權歸屬期外，根據首次公開發售前購股權計劃授出的每份購股權具有相同條款及條件。

除以上披露者外，於最後實際可行日期，大昌行概無根據首次公開發售前購股權計劃授出或同意授出購股權。

## G. 股東特別大會

由於所有股東(包括中信泰富的控股股東)就分拆建議所擁有的權益相同，所有股東均有權就分拆建議投票。所有股東亦有權就採納購股權計劃投票。

謹訂於二零零七年十月三日星期三下午三時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東特別大會，大會通告載於本通函最後部分。無論 閣下會否親身出席股東特別大會，務請儘快按照隨附代表委任表格所印列的指示填妥表格，並在任何情況下須於股東特別大會或其任何續會指定舉行時間48小時前交回中信泰富的股份過戶登記處，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

填妥及交回代表委任表格後， 閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

## H. 推薦建議

董事認為，分拆建議及購股權計劃的條款對股東而言屬公平合理，並符合本公司及股東的整體利益。因此，董事建議股東投票贊成本通函最後部分股東特別大會通告所載的普通決議案，以批准分拆建議及據此擬進行的交易以及購股權計劃。

閣下務請垂注(a)本通函第21頁所載獨立董事委員會函件，當中載有獨立董事委員會就分拆建議向股東提供的推薦建議；及(b)本通函第22頁至第35頁所載德國商業銀行函件，當中載有其

就中信泰富而言，購股權計劃構成上市規則第17章所規管的購股權計劃。採納各項購股權計劃需獲股東於股東特別大會上通過普通決議案批准有關購股權計劃。

大昌行董事會將指明根據購股權計劃授出的每份購股權的認購價以及適用於有關購股權的最短持有期或表現目標。此等標準使大昌行董事會可適當地獎勵及回報購股權承授人。購股權計劃的主要條款概要載於本通函附錄一。

董事認為，列明根據首次公開發售後購股權計劃可授出的所有購股權價值(猶如彼等已於最後實際可行日期授出)並不恰當。由於並未確定一些對計算購股權價值而言屬重要的變數，因此，董事相信，有關購股權於最後實際可行日期的價值的任何聲明，對股東並沒有意義。上述變數包括行使價、行使期、任何禁售期、已訂立的表現目標及其他相關變數。

在首次公開發售前購股權計劃獲採納後，將建議根據首次公開發售前購股權計劃授出購股權，以表彰大昌行集團若干董事及僱員對大昌行集團的發展作出的貢獻，並鼓勵彼等繼續努力。於最後實際可行日期，已建議根據首次公開發售前購股權計劃按相等於發售價的認購價向約64名承授人授出可認購合共18,000,000股大昌行股份的購股權，授出該等購股權的詳情將載於招股章程。

根據首次公開發售前購股權計劃將予授出的購股權乃由華信惠悅以二項模式為基準並按照以下資料及假設進行估值：

| **情況** | **1** | **2** | **3** |
|---|---|---|---|
| 於授出日期的假設 | | | |
| 股份價格／行使價 | 港幣4.55元 | 港幣5.22元 | 港幣5.88元 |
| 合約期 | | 五年 | |
| 預期波幅 | | 每年30% | |
| 預期股息 | | 每年2% | |
| 離職率 | | 每年4% | |
| 假設提早行使 | | 股份價格最少為行使價的160%時，購股權持有人將行使其購股權 | |
| 無風險利率 | | 每年4.38% | |

*附註：*

(i) 大昌行股價的波幅率乃經參考可資比較公司以往的股份價格變動而釐定。

(ii) 計及上述提早行使購股權的可能性及離職率，授出的平均預期年期釐定為3.5年。

(iii) 上述預期年期的無風險利率乃香港外匯基金票據於二零零七年七月二十四日的收益率。

除申請預留股份外，合資格股東亦可根據國際配售或公開發售遞交一份大昌行股份的申請。任何未獲合資格股東接納的預留股份，全球協調人(代表包銷商)將首先按公平合理基準及以抽籤方式分配，以滿足合資格股東提出的預留股份超額申請(即意味著部分申請人可能較其他超額申請相同數目大昌行股份的申請人獲分配更多大昌行股份，而未中籤的申請人可能不獲分配任何超出保證配額的大昌行股份)，其後由全球協調人酌情決定分配至公開發售。除上文所述外，優先發售將無須受限於國際配售與公開發售之間的回撥安排。

股東須注意，預留股份的保證配額可能並非完整買賣單位(現時建議為1,000股大昌行股份)的倍數，並將下調至最接近整數(如有需要)。買賣零碎大昌行股份的價格可能低於完整買賣單位的當時市價。預留股份的保證配額不得轉讓，且未繳款配額亦不可在聯交所進行買賣。任何根據優先發售發行的大昌行股份將視為繳足股款，及在各方面與當時已發行的其他大昌行股份享有同等地位。

**E. 暫停辦理股份過戶登記**

中信泰富將於二零零七年十月三日(或董事會可能釐定及公佈的較後日期)上午九時正至下午四時三十分暫停辦理股份過戶登記，以釐定合資格股東所享有的優先發售權利。於該期間內概不會辦理任何股份過戶登記。預期附帶優先發售權利的股份的最後買賣日期為二零零七年九月二十七日。為符合資格參與優先發售，所有過戶文件必須於二零零七年十月二日(或董事會可能釐定及公佈的較後日期)下午四時三十分前送達股份過戶登記處。

**F. 購股權計劃**

大昌行建議採納兩項購股權計劃，即首次公開發售前購股權計劃及首次公開發售後購股權計劃。購股權計劃旨在吸引及挽留菁英人才發展大昌行業務；為大昌行僱員提供額外獎勵；以及藉連繫承授人及大昌行股份持有人的利益，促進大昌行長遠財務方面的成功。大昌行透過採納購股權計劃，可表彰大昌行集團若干董事及僱員的貢獻，並鼓勵彼等繼續努力。建議首次公開發售前購股權計劃於分拆建議完成前授出，以表彰大昌行集團若干董事及僱員對大昌行集團增長的貢獻，並鼓勵彼等繼續努力。

首次公開發售前購股權的每股大昌行股份認購價將相等於發售價。大昌行股份開始於聯交所買賣後，將不會根據首次公開發售前購股權計劃提呈或授出購股權。

大昌行股份開始於聯交所買賣前，將不會根據首次公開發售後購股權計劃授出購股權。

倘上述條件及其他適用條件於指定日期及時間前尚未達成或獲豁免，分拆建議將不會進行，中信泰富將即時知會聯交所及在切實可行的情況下盡快刊登公佈。

## D. 優先發售

倘分拆建議落實，本公司建議合資格股東將有權按保證基準以發售價進行認購，基準為於二零零七年十月三日(即記錄日期)每持有25股現有股份的完整倍數可認購一股預留股份。

待分拆建議成為無條件後，將根據優先發售提呈足夠預留股份數目，供合資格股東按發售價認購。

目前估計合資格股東有權按保證基準以發售價進行認購，保證基準為於記錄日期下午四時三十分每持有25股現有股份的完整倍數可認購一股預留股份。然而，上述僅屬估計數字，最終保證配額將視乎合資格股東於記錄日期所持有的股份數目而定。

為使緊隨全球發售後公眾持有大昌行股份的百分比增至最大，中信香港、榮智健先生(中信泰富主席)及范鴻齡先生(中信泰富董事總經理)已表明即使彼等本身(及中信香港之附屬公司)為合資格股東，亦不會認購任何預留股份，大昌行亦不會向彼等分配任何預留股份。

為申請優先發售項下的預留股份，合資格股東須填妥一份藍色申請表格。藍色申請表格連同電子版招股章程光碟將適時向每位有權申請預留股份的合資格股東一併寄發。

倘向股東寄發招股章程，將寄發載有電子版本的光碟。倘刊發招股章程，其版本亦將登載於聯交所網站www.hkex.com.hk。招股章程的印刷本概不會向股東寄發。

在遵守上市規則第13.36(2)條規定的情況下而不被包括的海外股東將不會有權認購任何預留股份。凡持有少於25股股份的合資格股東將無權按保證基準申請預留股份。合資格股東將獲准根據優先發售申請多於、少於或相等於彼等保證配額數目的預留股份。在招股章程及藍色申請表格所載的條款及條件限制下，有關少於或相等於合資格股東保證配額數目的預留股份的有效申請可獲全數接納。

倘合資格股東申請的預留股份數目多於其所享有的保證配額，在上文所述規限下，其保證配額將獲全數接納，但申請的超額部分則只有在其他享有保證配額的合資格股東放棄接納彼等全部或部分保證配額，繼而產生足夠預留股份的情況下方獲接納。

上述中信泰富同意接受的限制並不適用於以下各項：

(a) 中信泰富及沃爾瑪中國組成的合營公司（中信泰富並無擁有其管理控制權及委任董事會大部分成員的權力）不時進行的受限制活動；或

(b) 中信泰富或其聯繫人於進行或從事任何受限制活動的任何公司（「**標的公司**」）持有股份或其他證券或在當中擁有權益，惟必須符合下列情況：(i)該等股份或證券於認可證券交易所上市；及(ii)中信泰富及其聯繫人持有的股權或股份數目總額不超過標的公司已發行股本或已發行股份10%，及(iii)中信泰富及其聯繫人並無標的公司的董事會或管理控制權。

中信泰富的指定策略為以其專業知識，積極發展及經營核心業務，例如製造特種鋼鐵、鐵礦石開採、物業發展及投資，以及發電。中信泰富有意於分拆建議完成後持有其於大昌行的餘下權益以作長線投資。上文所述中信泰富建議作出的不競爭承諾清楚劃分中信泰富及大昌行日後的業務，中信泰富預期不會因此對中信泰富構成任何重大不利影響。

**7. 條件**

根據上市規則，大昌行被視為中信泰富的主要附屬公司。因進行分拆建議而導致中信泰富於大昌行的股權減少被視為重大事項，而根據上市規則將構成中信泰富一項須予披露交易。分拆建議須待下列條件達成後，方始作實：

(i) 股東於股東特別大會上通過普通決議案批准分拆建議；

(ii) 刊發招股章程；

(iii) 上市委員會批准所有已發行大昌行股份、根據全球發售將予發行的大昌行股份及根據購股權計劃授出的購股權獲行使而可能發行的任何大昌行股份上市及買賣；

(iv) 售股股東、大昌行及全球協調人（代表包銷商）協定發售價及正式簽立及交付包銷協議；及

(v) 包銷協議於其所指定的日期及時間或之前成為及繼續仍為無條件（包括由全球協調人（代表包銷商）豁免任何條件（如有關））及該等責任並無根據包銷協議的條款予以終止。

## 6. 保留集團及大昌行集團之間的關係

股份自一九八六年起於聯交所上市。保留集團的主要業務及營運包括製造特種鋼鐵、鐵礦石開採、物業發展及投資，以及基礎建設(如發電、航空、基礎設施及信息業)。

大昌行集團是一間經營多元化業務的綜合企業，業務範圍包括銷售汽車、汽車相關業務及服務、銷售食品及消費品，以及提供利用綜合分發平台作支援的物流服務。大昌行於中國大陸、香港及澳門擁有穩固的基礎及龐大的網絡。

於最後實際可行日期，中信泰富實益擁有大昌行已發行股本100%權益。緊隨分拆建議完成後，中信泰富將擁有大昌行已發行股本56.6%權益(假設超額配股權不獲行使)或大昌行已發行股本約50.1%權益(假設超額配股權獲悉數行使)，而大昌行將仍為中信泰富的附屬公司。

董事會信納大昌行在上市後可在獨立於保留集團及其聯繫人的情況下經營業務。有關大昌行管理層組成及與中信泰富的關係的詳細資料將載於招股章程內。

預期中信泰富將以大昌行為受益人簽立一份不競爭承諾，在大昌行股份於聯交所上市的任何時間，倘中信泰富及其聯繫人(不論個別或共同)擁有大昌行已發行股本合共30%或以上或根據上市規則被視為大昌行的控股股東，則(i)中信泰富將不會(並將促使其附屬公司(不包括大昌行、中信1616集團有限公司及彼等各自的附屬公司)不會)自行、互相、聯同或代表任何人士、商號或公司，直接或間接從事、參與或涉及招股章程將予披露大昌行目前從事的汽車、食品、快速消費品及消費品貿易和分銷，以及提供物流服務的業務或任何與該等業務可能構成直接或間接競爭的其他業務(「**受限制活動**」)(不論以股東(作為大昌行、中信1616集團有限公司及彼等各自的附屬公司的董事或股東除外)、合夥人、代理人或其他身分)，或在當中擁有直接或間接權益；及(ii)倘中信泰富獲得任何投資於從事受限制活動的任何獨立第三方業務的機會(「**投資機會**」)，中信泰富將盡力促使向大昌行集團提呈該投資機會，而大昌行集團將就該投資機會擁有優先購買權。

截至二零零四年、二零零五年及二零零六年十二月三十一日止三個財政年度，大昌行股東應佔已審核綜合溢利分別為港幣238,000,000元、港幣242,000,000元及港幣322,000,000元。截至二零零四年、二零零五年及二零零六年十二月三十一日止三個財政年度，大昌行的除税前已審核綜合溢利分別為港幣292,000,000元、港幣334,000,000元及港幣426,000,000元。

截至二零零四年、二零零五年及二零零六年十二月三十一日止三個財政年度，中信泰富股東應佔已審核綜合溢利(不包括中信泰富於大昌行的權益)分別為港幣3,296,000,000元、港幣3,747,000,000元及港幣7,950,000,000元。

完成分拆建議後，大昌行仍為本公司的附屬公司。因此，大昌行集團的財務業績將繼續於本集團內綜合入賬。

*(c) 一般資料*

股東如對分拆建議的税務或其他財務影響有任何疑問，務請諮詢專業顧問的意見。本公司強調，中信泰富、大昌行或彼等各自的專業顧問或參與分拆建議的任何其他人士及彼等各自的董事或僱員，概不就股東的任何税務或財務影響或債務承擔任何責任。

**5. 進行分拆建議的理由及裨益**

董事會基於下列理由相信將大昌行分拆上市將對本集團有利，故提出分拆大昌行獨立上市：

- 分拆建議可充分體現大昌行本身的價值及投資者可撇除中信泰富的影響而獨立和清楚地評估及衡量大昌行的表現及潛質。預計中信泰富在大昌行上市後將仍為該公司的主要股東，且可分享大昌行透過分拆建議而提升的價值；及

- 預期分拆建議將包括銷售待售大昌行股份及認購新大昌行股份。銷售及認購所得款項亦可為本集團及大昌行提供進一步拓展各自業務所需的資金。

董事會基於下列理由認為有關上市安排亦對大昌行集團有利：

- 賦予大昌行集團靈活性，令日後可在資本市場籌集更多資金，除透過不斷自行擴展業務外，亦可透過進行收購以作增長。

- 令大昌行集團可把握全球經濟有望大幅增長的潛力，吸引有意投資於從事一系列不同業務的綜合企業的投資者。

*(b)* ***進行分拆建議的財務影響***

*(i)* *資產淨值*

於二零零五年十二月三十一日及二零零六年十二月三十一日，本集團經扣除少數股東權益後的已審核綜合資產淨值分別約為港幣39,103,000,000元及約港幣46,510,000,000元。於二零零五年十二月三十一日及二零零六年十二月三十一日，大昌行集團經扣除少數股東權益後的已審核資產淨值分別約為港幣3,377,000,000元及約港幣3,656,000,000元。

董事會預期，分拆建議完成後，中信泰富將確認出售待售大昌行股份及發行新大昌行股份帶來的收益。根據大昌行集團於二零零六年十二月三十一日經扣除少數股東權益後的已審核綜合資產淨值、大昌行的估計市值介乎約港幣8,190,000,000元至約港幣10,584,000,000元之間，大昌行將宣派的上市前股息港幣900,000,000元及全球發售的現行建議架構，分拆建議為中信泰富帶來的預計收益介乎約港幣1,800,000,000元至港幣2,700,000,000元之間(倘超額配股權不獲行使)或介乎約港幣2,100,000,000元至港幣3,100,000,000元之間(倘超額配股權獲悉數行使)。然而，上述預期收益乃根據若干假設，包括(但不限於)實際價格、全球發售於二零零六年十二月三十一日完成及未參考大昌行集團於二零零六年十二月三十一日後之財務狀況而作出評估。因此，本集團將予確認的實際收益款額可能取決於大昌行集團於全球發售完成時之財務狀況而有別於上述估計數字。假設分拆建議於二零零七年十二月終前完成，該等收益將於中信泰富截至二零零七年十二月三十一日止年度的業績內確認。因此，預期本集團經扣除少數股東權益後的資產淨值將因該等收益數額影響而增加。

*(ii)* *盈利*

進行分拆建議對本集團日後盈利的影響將取決於全球發售所得款項帶來的回報及大昌行集團業務營運增長等。

分拆建議完成後，由於中信泰富於大昌行的權益將由100%減至約56.6%(假設超額配股權及根據購股權計劃可能授出的購股權不獲行使)，因此，預期大昌行集團對本集團的盈利貢獻將會減少。倘超額配股權獲悉數行使，於分拆建議完成後，中信泰富於大昌行集團的權益將進一步攤薄至約50.1%。


中信泰富有限公司
100%
大昌行集團有限公司
(香港)
大昌貿易行(中國)有限公司
大昌貿易行有限公司
Broadview Investments Holdings Ltd.
DCH Insurance Company Limited
DCH Motors Ltd.

## 3. 所得款項及其擬定用途

據保薦人告知，大昌行的市值將估計約為港幣8,190,000,000元至約港幣10,584,000,000元，以此基準計算，全球發售合共所得款項淨額(經扣除包銷費及有關開支，並假設超額配股權不獲行使)估計介乎港幣3,300,000,000元至港幣4,300,000,000元之間。所得款項淨額將按全球發售項下待售大昌行股份及新大昌行股份數目的比例分別付予中信泰富及大昌行，暫時比例定為601,200,000：180,000,000。

倘超額配股權獲悉數行使，全球發售的所得款項淨額將介乎約港幣3,800,000,000元至港幣5,000,000,000元(經扣除按比例計算的包銷費及有關開支)。

中信泰富目前計劃將該等所得款項淨額投資於其核心業務上。

大昌行目前計劃將該等所得款項淨額用作以下用途：

- 約46%於其後三年用於擴充大昌行集團的汽車業務；
- 約23%於其後三年用於擴充大昌行集團的食品及消費品貿易業務；
- 約30%於其後三年用於擴充大昌行集團的物流及食品供應鏈業務；及
- 佔不多於所得款項總額10%的餘款將用作一般營運資金及一般企業用途。

## 4. 進行分拆建議的影響

### *(a) 股權架構*

以下圖表闡述緊隨上市後(假設超額配股權及根據購股權計劃可能授出的購股權均不獲行使)，大昌行(包括其股東及主要附屬公司)的企業架構。分拆建議完成後，大昌行將仍為中信泰富的附屬公司。

根據上市規則第10.07條，中信泰富將不會：

(a) 自招股章程中披露其持有股權當日起至上市日期起計滿6個月之日期止期間，出售其實益擁有的大昌行股份；訂立任何協議出售由其實益擁有的大昌行股份，或就該等股份設立任何選擇權、權利、利益或產權負擔；或

(b) 在上文(a)段所述的期限屆滿當日起計的6個月內，出售任何大昌行股份，或訂立任何協議出售大昌行股份，或就該等股份設立任何選擇權、權利、利益或產權負擔，以致中信泰富在出售大昌行股份、或行使或執行有關選擇權、權利、利益或產權負擔後不再成為控股股東。

董事認為，中信泰富遵守第15項應用指引下的所有分拆規定，惟受限於股東於股東特別大會上通過普通決議案批准分拆建議。

分拆建議須待下文「7.條件」分節中所述的條件達成後，方始作實。

**2. 大昌行股份獨立上市**

進行分拆建議後，股份將繼續於主板上市。大昌行股份於主板上市須待下文「7.條件」分節中所述的條件達成或獲豁免後，方始作實。於二零零七年九月七日，大昌行已就已發行大昌行股份及將根據分拆建議發行的任何新大昌行股份(包括根據大昌行股份資本化發行及行使根據購股權計劃授出的購股權而可能發行的任何大昌行股份)上市及買賣向聯交所提交正式申請(C1表格)。

倘大昌行股份獲准於主板上市和買賣，且符合香港結算的證券收納規定後，預期大昌行股份將獲香港結算接納為合資格證券，可由大昌行股份上市日期或香港結算可能釐定的其他日期起在中央結算系統寄存、結算及交收。聯交所參與者之間於任何交易日的交易交收，須於該日後的第二個交易日在中央結算系統內進行。所有中央結算系統的活動均須依據不時生效的中央結算系統一般規則和中央結算系統運作程序規則進行。

有關進一步詳情，請參閱下文「C.有關分拆建議的進一步資料—5.進行分拆建議的理由及裨益」分段。

第15項應用指引下的保證配額將以向合資格股東提呈優先發售的形式達致。

由於大昌行的資產總額及收益分別佔中信泰富資產總額及收益超過5%，故大昌行屬中信泰富的「主要附屬公司」(定義見上市規則)。此外，鑒於分拆建議的適用比率預期超過5%但少於25%，分拆建議導致中信泰富於大昌行的權益出現重大攤薄，並構成上市規則第14章項下的一項須予披露交易。

因此，根據上市規則第15項應用指引第3(e)(1)(ii)段，分拆建議須獲股東批准。

大昌行亦尋求採納購股權計劃。根據上市規則第17章，採納購股權計劃須獲股東批准。

## C. 有關分拆建議的進一步資料

### 1. 概覽

分拆建議的最終架構(包括價格範圍)尚未確定，其後將由董事、大昌行董事及全球協調人決定，現時預期以全球發售(包括公開發售、國際配售及優先發售)及大昌行股份於主板獨立上市的形式進行。

預期全球發售包括售股股東出售其所持的待售大昌行股份及大昌行提呈將予發行的新大昌行股份。分拆建議完成後，已發行大昌行股份的總數建議為1,800,000,000股大昌行股份。待售大昌行股份及新大昌行股份的數目受限於全球發售，暫時建議分別為601,200,000股大昌行股份及180,000,000股大昌行股份。股份數目、發售價、全球發售的確實規模、公開發售及國際配售之間的確實分配及包銷協議的條款尚待最終確定。

待分拆建議成功完成後，大昌行股份將於主板上市。緊隨分拆建議完成後，預期中信泰富將於大昌行擴大後已發行股本中擁有約56.6%權益(假設超額配股權及根據購股權計劃可能授出的購股權不獲行使)或於大昌行擴大後已發行股本中擁有約50.1%權益(假設超額配股權獲悉數行使及假設根據購股權計劃可能授出的購股權不獲行使)。已發行大昌行股份在各方面與根據分拆建議適時將予發行的所有其他大昌行股份具有同等地位。

於二零零七年九月十四日，董事會進一步公佈分拆建議及優先發售的若干詳情。

本通函旨在：(1)就進行分拆建議的理由及裨益（連同就中信泰富須予披露交易按上市規則規定須提供有關分拆建議的其他資料，包括優先發售的條款），向股東提供進一步資料；(2)向股東提供購股權計劃建議條款及首次公開發售前購股權計劃建議授出的購股權的資料；(3)呈列載有獨立董事委員會推薦建議的函件；(4)呈列載有德國商業銀行就分拆建議投票而向獨立董事委員會及獨立股東（即全體股東）提供的意見函件；(5)尋求股東批准分拆建議及其相關交易以及採納購股權計劃；及(6)向股東發出股東特別大會通告，會上將提呈普通決議案，以批准分拆建議及其相關交易以及採納購股權計劃。

股東及準投資者務請注意，分拆建議須待多項條件達成後方可作實，因此可能未必進行。特別是概不能保證能否獲得聯交所及／或上市委員會批准。因此，股東及其他投資者於買賣本公司證券時務須審慎行事。

## B. 大昌行集團及分拆建議的背景

大昌行集團是一間經營多元化業務的綜合企業，業務範圍包括銷售汽車、汽車相關業務及服務、銷售食品及消費品，以及提供利用綜合分發平台作支援的物流服務，於中國、香港及澳門擁有穩固的基礎及龐大網絡。

大昌貿易行已於香港建立著名品牌，並經營汽車銷售及相關業務逾40年，憑藉此等優勢，大昌行集團現為香港及澳門首屈一指的汽車集團，並致力成為中國市場的領導者之一。大昌行集團亦為主要的食品及消費品分銷集團，在此項業務上擁有逾50年經驗，並為香港領先的物流服務供應商。本集團的目標是成為中國及澳門的主要食品及消費品貿易集團及領導市場的物流服務供應商。

董事會基於下列理由相信將大昌行分拆上市將對本集團有利，故提出分拆大昌行獨立上市：

- 分拆建議可充分體現大昌行本身的價值及投資者可撇除中信泰富的影響而獨立和清楚地評估及衡量大昌行的表現及潛質。預計中信泰富在大昌行上市後將仍為該公司的主要股東，且可分享大昌行透過分拆建議而提升的價值；及

- 預期分拆建議將包括銷售大昌行現有股份（待售大昌行股份）及認購大昌行新股份（新大昌行股份）。銷售及認購所得款項亦可為保留集團及大昌行集團提供進一步拓展各自業務所需的資金。

CITIC PACIFIC

# CITIC Pacific Limited
# 中信泰富有限公司

*(根據公司條例於香港註冊成立的有限公司)*

**(股份代號：267)**

*董事：*
榮智健*(主席)*
范鴻齡*(董事總經理)*
李松興*(副董事總經理)*
榮明杰*(副董事總經理)*
張立憲*(副董事總經理)*
莫偉龍*(執行董事)*
李士林*(執行董事)*
劉基輔*(執行董事)*
周志賢*(執行董事)*
羅銘韜*(執行董事)*
王安德*(執行董事)*
張偉立*
何厚浠**
韓武敦**
陸鍾漢**
何厚鏘**
德馬雷*
常振明*
彼得•克萊特#

* *非執行董事*
** *獨立非執行董事*
\# *德馬雷的替任董事*

*註冊辦事處：*
香港
中環
添美道一號
中信大廈
三十二樓

敬啟者：

**有關建議分拆**
**大昌行集團有限公司**
**於香港聯合交易所有限公司主板獨立上市的**
**須予披露交易及大昌行集團有限公司購股權計劃建議**

## A. 緒言

於二零零七年七月三十一日，董事會公佈(a)於二零零七年七月二十日，中信泰富向聯交所遞交批准分拆建議的申請，及(b)於二零零七年七月三十一日，大昌行就申請批准大昌行股份在聯交所主板上市及買賣向聯交所遞交排期申請表(A1表格)。

| | | |
|---|---|---|
| 「包銷協議」 | 指 | 大昌行、售股股東與有關包銷商就公開發售及國際配售將訂立的包銷協議 |
| 「美國」 | 指 | 美利堅合眾國 |
| 「美國證券法」 | 指 | 一九三三年美國證券法(經修訂) |
| 「沃爾瑪中國」 | 指 | 沃爾瑪(中國)投資有限公司 |
| 「沃爾瑪合營公司」 | 指 | 中信泰富及沃爾瑪中國合組的合營公司 |
| 「華信惠悅」 | 指 | 一家獨立精算師華信惠悅顧問有限公司 |
| 「%」 | 指 | 百分比 |

*除另有指明外，本通函內所作聲明乃假設並無行使超額配股權及購股權計劃項下可能授出的任何購股權。*

*倘本通函所述的中國法律及法規及中國政府機關或中國實體的官方中文名稱與其英文譯名有任何不符，概以中文文本為準。官方中文名稱的英譯本乃僅供識別之用。*

*於本通函內，除另有指明外，於二零零七年六月三十日美元及人民幣乃按1.00美元兑港幣7.80元及人民幣100.3元兑港幣100元的概約滙率分別換算為港幣，以僅供説明之用。概不聲明任何港幣、美元或人民幣款額已經或將可按上述滙率或任何其他滙率換算。*

*本通函所述的全部時間均指香港本地時間。*

*除另有指明外，本通函內所載的未經審核數字乃根據香港財務報告準則編製。*

| | | |
|---|---|---|
| 「合資格股東」 | 指 | 受限於遵守上市規則第13.36(2)條，於記錄日期名列中信泰富股東名冊並持有不少於25股股份的人士，惟不包括海外股東 |
| 「記錄日期」 | 指 | 二零零七年十月三日，即確定保證配額的日期 |
| 「S規例」 | 指 | 美國證券法項下的S規例(經不時修訂、補充或另作修改) |
| 「預留股份」 | 指 | 根據優先發售建議提呈發售的大昌行股份(暫定為44,900,000股新大昌行股份，以招股章程所載最終數目為準) |
| 「保留集團」 | 指 | 中信泰富及其附屬公司(不包括大昌行集團) |
| 「144A規則」 | 指 | 美國證券法項下的144A規則(經不時修訂、補充或另作修改) |
| 「待售大昌行股份」 | 指 | 售股股東實益擁有並將根據全球發售以發售價提呈出售的大昌行股份(暫定為601,200,000股大昌行股份，以招股章程所載最終數目為準)，及在超額配股權獲行使的情況下，連同售股股東將根據超額配股權獲行使而提呈發售的額外待售大昌行股份 |
| 「證券及期貨條例」 | 指 | 香港法例第571章證券及期貨條例(經不時修訂、補充或另作修改) |
| 「售股股東」 | 指 | 中信泰富(透過其全資附屬公司Colton Pacific Limited行事) |
| 「證監會」 | 指 | 香港證券及期貨事務監察委員會 |
| 「購股權計劃」 | 指 | 首次公開發售前購股權計劃及首次公開發售後購股權計劃 |
| 「股份」 | 指 | 中信泰富股本中每股面值港幣0.40元的普通股 |
| 「股東」 | 指 | 中信泰富股東 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「附屬公司」 | 指 | 具有公司條例第2條所賦予的涵義 |
| 「主要股東」 | 指 | 具有上市規則所賦予的涵義 |
| 「包銷商」 | 指 | 國際配售及公開發售的包銷商 |

| | | |
|---|---|---|
| 「發售價」 | 指 | 按招股章程所述根據全球發售將獲購買或認購的大昌行股份的每股發售股份最終發售價(以港幣定價)(不包括經紀佣金、證監會交易徵費及聯交所交易費) |
| 「發售股份」 | 指 | 不多於緊隨全球發售完成後全部已發行大昌行股份(包括新大昌行股份及待售大昌行股份)的50% |
| 「超額配股權」 | 指 | 建議售股股東將向全球協調人授出的購股權，據此可要求售股股東額外出售根據全球發售建議初步提呈發售的發售股份15%上限(暫定為最多117,000,000股待售大昌行股份，以招股章程所載最終數目為準)，以補足國際配售的超額分配，有關詳情將載於招股章程 |
| 「海外股東」 | 指 | 於記錄日期於中信泰富股東名冊上所列地址為香港以外地區的股份登記持有人 |
| 「第15項應用指引」 | 指 | 上市規則第15項應用指引 |
| 「首次公開發售後購股權計劃」 | 指 | 大昌行建議有條件採納的首次公開發售後購股權計劃，其主要條款概要載於本通函附錄一乙部 |
| 「中國」 | 指 | 中華人民共和國，就本通函而言，不包括香港、澳門及台灣 |
| 「首次公開發售前購股權計劃」 | 指 | 大昌行建議採納的首次公開發售前購股權計劃，其主要條款概要載於本通函附錄一甲部 |
| 「首次公開發售前購股權」 | 指 | 根據首次公開發售前購股權計劃建議授出的購股權 |
| 「優先發售」 | 指 | 根據招股章程所載條款及條件並在其規限下，建議以發售價向合資格股東優先發售預留股份，詳情載於下文「董事會函件—優先發售」一節 |
| 「分拆建議」 | 指 | 大昌行的分拆建議，將透過全球發售及大昌行股份其後在主板獨立上市的方式進行 |
| 「招股章程」 | 指 | 大昌行就全球發售建議發行的招股章程 |
| 「公開發售」 | 指 | 根據招股章程所載條款及條件並在其規限下，建議按全球發售以發售價提呈發售股份以供香港公眾人士購買或認購 |
| 「合資格機構買家」 | 指 | 144A規則界定的合資格機構買家 |

| | | |
|---|---|---|
| 「承授人」 | 指 | 接受根據購股權計劃條款授出的購股權要約的任何大昌行僱員，或(按文義所指)該等大昌行僱員的法定個人代理人 |
| 「本集團」 | 指 | 中信泰富及其附屬公司(包括大昌行集團) |
| 「港幣」 | 指 | 香港的法定貨幣港幣 |
| 「香港結算」 | 指 | 香港中央結算有限公司 |
| 「香港」 | 指 | 中國香港特別行政區 |
| 「獨立財務顧問」或「德國商業銀行」 | 指 | 德國商業銀行(透過其香港分行行事)，為銀行業條例下的持牌銀行以及根據證券及期貨條例獲授權進行證券及期貨條例附表5所載第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動的金融機構，並就分拆建議獲委任為本公司獨立董事委員會及股東的獨立財務顧問 |
| 「獨立董事委員會」 | 指 | 董事會的獨立委員會，由韓武敦先生及陸鍾漢先生組成 |
| 「國際配售」 | 指 | 建議根據全球發售以發售價依據美國證券法S規例於美國境外及根據144A規則於美國向合資格機構買家有條件配售發售股份，惟須遵守招股章程所載條款並受其規限 |
| 「首次公開發售」 | 指 | 首次公開發售 |
| 「最後實際可行日期」 | 指 | 二零零七年九月十二日，即本通函付印前就確定本通函所載若干資料而言的最後實際可行日期 |
| 「上市」 | 指 | 大昌行股份於主板上市 |
| 「上市委員會」 | 指 | 聯交所上市委員會 |
| 「上市日期」 | 指 | 大昌行股份於主板上市及獲准開始進行買賣的日期 |
| 「上市規則」 | 指 | 聯交所證券上市規則(經不時修訂、補充或另作修改) |
| 「主板」 | 指 | 聯交所主板 |
| 「新大昌行股份」 | 指 | 大昌行根據全球發售以發售價建議發行及提呈發售的新大昌行股份(暫定為180,000,000股新大昌行股份，以招股章程所載最終數目為準)；預留股份及建議初步提呈以供使用粉紅色申請表格認購的大昌行股份將撥自此等股份 |

*在本通函內，除文義另有所指外，下列詞彙具有以下涵義：*

| | | |
|---|---|---|
| 「聯繫人」 | 指 | 具有上市規則所賦予的涵義 |
| 「保證配額」 | 指 | 合資格股東根據優先發售申請預留股份的配額，保證配額基準為每名合資格股東於記錄日期營業時間結束時每持有25股股份的完整倍數可認購一股預留股份 |
| 「法國巴黎融資」或「全球協調人」或「保薦人」 | 指 | 法國巴黎融資（亞太）有限公司，為全球發售的全球協調人及上市申請的保薦人 |
| 「董事會」 | 指 | 董事會 |
| 「營業日」 | 指 | 香港銀行一般開門經營業務的任何日子（星期六及星期日除外） |
| 「中央結算系統」 | 指 | 由香港結算設立及營運的中央結算及交收系統 |
| 「中信香港」 | 指 | 中信（香港集團）有限公司，為持有中信泰富約29%權益的主要股東 |
| 「公司條例」 | 指 | 香港法例第32章公司條例（經不時修訂、補充或另作修改） |
| 「本公司」或「中信泰富」 | 指 | 中信泰富有限公司 |
| 「大昌行僱員」 | 指 | 受僱於大昌行或其任何附屬公司的任何人士，或於大昌行或其任何附屬公司擔任高級職員或董事（不論是執行或非執行董事）的任何人士 |
| 「大昌行集團」 | 指 | 大昌行及其附屬公司 |
| 「大昌行」 | 指 | 大昌行集團有限公司，於本通函日期為中信泰富全資附屬公司 |
| 「大昌行股份」 | 指 | 大昌行進行資本重組後，將構成大昌行股本的每股面值港幣0.15元（或招股章程所載的其他面額）的普通股；已申請此等普通股在主板上市及買賣 |
| 「董事」 | 指 | 中信泰富董事 |
| 「股東特別大會」 | 指 | 中信泰富謹訂於二零零七年十月三日星期三下午三時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行的股東特別大會，大會通告載於本通函最後部分 |
| 「全球發售」 | 指 | 公開發售（包括優先發售）及國際配售 |

# 目　錄

# 預期時間表

*二零零七年*

| | |
|---|---|
| 買賣附帶優先發售權利股份的最後日期 | 九月二十七日星期四 |
| 遞交股東特別大會代表委任表格的最後期限 | 十月一日星期一<br>下午三時三十分 |
| 遞交股份過戶文件以符合優先發售資格的最後期限 | 十月二日星期二<br>下午四時三十分 |
| 本公司暫停辦理股份過戶登記 | 十月三日星期三上午九時<br>正至下午四時三十分 |
| 釐定優先發售配額的記錄日期 | 十月三日星期三 |
| 股東特別大會 | 十月三日星期三<br>下午三時三十分 |
| 本公司重新辦理股份過戶登記 | 十月四日星期四 |

**此乃重要通函　請即處理**

香港聯合交易所有限公司及香港中央結算有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

**閣下如對**本通函任何內容或應採取的行動**有任何疑問**，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已售出或轉讓**名下所有中信泰富有限公司股份，應立即將本通函連同隨附的代表委任表格交予買主或承讓人或經手買賣或轉讓的銀行或股票經紀或其他代理人，以便轉交買主或承讓人。

**本通函並不構成認購或購買任何證券的要約或邀請，亦不應被視為提呈任何該等要約或邀請。**

CITIC PACIFIC

# CITIC Pacific Limited
# 中信泰富有限公司

*(根據公司條例於香港註冊成立的有限公司)*

**(股份代號：267)**

**有關建議分拆**
**大昌行集團有限公司**
**於香港聯合交易所有限公司主板獨立上市的**
**須予披露交易及大昌行集團有限公司購股權計劃建議**

**獨立財務顧問**

**COMMERZBANK**

**德國商業銀行香港分行**

本通函第21頁載列獨立董事委員會建議投票贊成分拆建議的函件。本通函第22頁至第35頁載列獨立董事委員會及股東的獨立財務顧問德國商業銀行對分拆建議的意見函件。

謹訂於二零零七年十月三日星期三下午三時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東特別大會，大會通告載於本通函最後部分。無論　閣下會否親身出席股東特別大會，務請儘快按照隨附代表委任表格所印列的指示填妥表格，並在任何情況下須於股東特別大會或其任何續會指定舉行時間48小時前交回中信泰富有限公司的股份過戶登記處，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

二零零七年九月十七日

CITIC PACIFIC



# CITIC Pacific Limited
# 中信泰富有限公司

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

**(Stock Code: 267)**

## FORM OF PROXY

Form of proxy used by shareholders at the Extraordinary General Meeting ("the Meeting") of CITIC Pacific Limited 中信泰富有限公司 ("the Company") to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 3:30 p.m. on Wednesday, 3 October 2007.

I/We[(a)] ______________________________

of ______________________________

being the registered holder(s) of ______________________________

shares[(b)] of HK$0.40 each in the capital of the Company, **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** or [(c)] ______________________________

of ______________________________

as my/our proxy to vote and act for me/us at the Meeting (and at any adjournment thereof) of the Company to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong at 3:30 p.m. on Wednesday, 3 October 2007 for the purpose of considering and, if thought fit, passing the ordinary resolutions set out in the Notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the ordinary resolutions as indicated below[(d)].

| RESOLUTIONS | | FOR | AGAINST |
|---|---|---|---|
| 1. | To approve the proposed spin-off of Dah Chong Hong Holdings Limited[(e)] | | |
| 2. | To approve the pre-IPO share option scheme and the post-IPO share option scheme of Dah Chong Hong Holdings Limited[(e)] | | |

Dated this ______________ day of ______________ 2007

Shareholder's signature ______________________________

*Notes:*

(a) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(b) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(c) If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGNS IT.**

(d) **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST".** Failure to tick any box will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the Notice convening the Meeting.

(e) The full text of the resolutions appears in the Notice of the Meeting contained in the circular to the shareholders of the Company dated 17 September 2007.

(f) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its seal or under the hand of an officer or attorney duly authorised.

(g) In the case of joint holders of a share, the vote of the person whose name stands first in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s).

(h) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the share registrars of the Company at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the Meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(i) The proxy need not be a member of the Company. A member may appoint more than one proxy to attend in the same occasion.

(j) Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

CITIC PACIFIC

# CITIC Pacific Limited
# 中信泰富有限公司

*(於香港根據公司條例註冊成立的有限公司)*

**(股份代號：267)**

## 代表委任表格

中信泰富有限公司(「本公司」)謹訂於二零零七年十月三日星期三下午三時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之股東特別大會(「大會」)之代表委任表格。

本人／吾等[(a)] ______________________________,

地址為 ______________________________,

為本公司股本中每股面值0.40港元股份 ______________________________ 股[(b)]

之登記持有人，**茲委任大會主席或**[(c)] ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司於二零零七年十月三日星期三下午三時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之大會(及其任何續會)，以考慮並酌情通過大會通告所載之普通決議案，並於大會(及其任何續會)代表本人／吾等以本人／吾等名義依照下列指示[(d)]投票表決有關普通決議案。

| 決議案 | 贊成 | 反對 |
|---|---|---|
| 1. 批准大昌行集團有限公司之分拆建議[(e)] | | |
| 2. 批准大昌行集團有限公司之首次公開發售前購股權計劃及首次公開發售後購股權計劃[(e)] | | |

日期：二零零七年 ______________ 月 ______________ 日

股東簽署：______________________________

*附註：*

(a) 請用正楷填上全名及地址。

(b) 請填上以　閣下名義登記之股份數目。如不填上股份數目，則本代表委任表格將被視為代表所有以　閣下名義登記之本公司股份。

(c) 如擬委派大會主席以外之其他人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更改，均須由簽署人簡簽示可。**

(d) **注意：　閣下如欲投票贊成決議案，請在適當之「贊成」欄內填上「√」號，如欲投票反對決議案，則請在適當之「反對」欄內填上「√」號。**如未有在投票欄內作出指示，則受委代表將有權自行決定如何投票。至於大會通告所述者以外而正式提呈大會之其他決議案，受委代表亦有權自行決定如何投票。

(e) 本決議案之詳情載於本公司於二零零七年九月十七日致各股東之通函內之大會通告。

(f) 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署，如股東為公司，則必須蓋上公司印鑑或經由公司負責人或正式授權人簽署。

(g) 如屬聯名股東，而於本公司股東名冊上排名首位之持有人已投票，則不論其為親自或委派代表出席，其他聯名股東均無權投票。

(h) 代表委任表格連同簽署人之授權書或其他授權文件(如有)或由公證人簽署證明之此等文件副本，最遲須於該表格內指定之人士擬投票之大會或續會或以按股數投票方式表決(視情況而定)之舉行時間四十八小時前送達本公司股份過戶登記處，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

(i) 受委代表毋須為本公司股東，股東可委任多於一位代表出席大會。

(j) 閣下於填妥並交回代表委任表格後，仍可親自出席大會並於會上投票。

CITIC PACIFIC

# CITIC Pacific Limited

# 中信泰富有限公司

*(Incorporated in Hong Kong with limited liability under the Companies Ordinance)*

**(Stock Code: 267)**

## NOTICE OF EXTRAORDINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that an extraordinary general meeting of CITIC Pacific Limited (the "**Company**") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Wednesday, 3 October 2007 at 3:30 p.m. for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions as ordinary resolutions:

## ORDINARY RESOLUTIONS

(1) "THAT subject to the approval of the Proposed Spin-off being granted by the Stock Exchange, the proposed spin-off of Dah Chong Hong Holdings Limited ("**DCH Holdings**"), a subsidiary of the Company, and separate listing of the shares of DCH Holdings on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") as more particularly described in the circular of the Company dated 17 September 2007 contained in the document marked "A" and despatched to the shareholders of the Company of which the notice convening this meeting forms part and produced to the meeting and for the purpose of identification signed by the Chairman thereof (the "**Circular**"), subject to any variations or changes which are considered by the Company's directors not to be material (the "**Proposed Spin-off**"), which constitutes a material dilution (within the meaning under the Rules Governing the Listing of Securities on the Stock Exchange) of the Company's interest in DCH Holdings and its subsidiaries, be and is hereby approved and any one director of the Company be and is hereby authorised to do all such acts, to enter into all such transactions and arrangements and to make such amendments or alterations as may be necessary or expedient in order to give effect to the Proposed Spin-off."

(2) "THAT the pre-IPO share option scheme and the post-IPO share option scheme of DCH Holdings, the terms of which are contained in the documents marked "B" and "C" respectively and produced to the meeting and for the purpose of identification signed by the Chairman thereof and summaries of which are set out in the Circular (the "**Share Option Schemes**"), be and are hereby approved and any one director of the Company be and is hereby authorised to do all such acts and to enter into all such

transactions and arrangements as may be necessary or expedient in order to give effect to the Share Option Schemes."

By Order of the Board
**CITIC Pacific Limited**
**Stella Chan Chui Sheung**
*Company Secretary*

Hong Kong, 17 September 2007

*Registered Office:*
32/F., CITIC Tower,
1 Tim Mei Avenue,
Central,
Hong Kong.

**Notes:**

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Company's Articles of Association. A proxy need not be a member of the Company.

2. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be lodged at the share registrars of the Company in Hong Kong at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the appointed time for holding the Extraordinary General Meeting or any adjournment thereof (as the case may be) and in default thereof the form of proxy and such power or authority shall not be treated as valid.

3. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked.

*As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.*



END